RECEIVED

2007 JUL 10 A 8:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

1893 КРАСНАЯ ПЛОЩАДЬ

29 ИЮН 2007

№ 1494

ИСХОДЯЩИЕ

07025066

THE U.S. SECURITIES AND EXCHANGE COMMISSION
OFFICE OF INTERNATIONAL CORPORATE FINANCE 450 FIFTH STREET, N.W. MAIL STOP 3-9 WASHINGTON, D.C. 20549

RE: JS" CUM TH"

EXEMPTION NO.: ~~82-4132~~ 82-04132

SUPPL

AO Torgovy Dom Gum

Dear Ladies and Gentlemen,

In connection with the ~~JSC "GUM Trading House"~~'s exemption (Russia), pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following:

- A notice on the substantial fact - the information about the decisions of the general meetings;
- The amendments to the Articles of Association Joint Stock Company "GUM Trading House";
  - The Regulation "On procedure for preparation, call and holding of GSM for JSC "GUM Trading House» (in a new edition);

PROCESSED

JUL 16 2007

THOMSON FINANCIAL

Dw 7/12

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ТОРГОВЫЙ ДОМ ГУМ, КРАСНАЯ ПЛОЩАДЬ, 3, МОСКВА, РОССИЯ, 109012, WWW.GUM.RU, ТЕЛЕФОН: (495) 788 4343, ФАКС (495) 777 7565, E-MAIL INFO@GUM.RU

- The Regulation "On the Board of Directors of the Open Joint Stock Company "GUM Trading
House" (in a new edition).

- The regulation "On sole and collegiate executive bodies of the Open Joint Stock Company
"GUM Trading House" (in a new edition).

- The annual report of JSC "GUM Trading House" according to the results of 2006 year.

The Bank of New York operates as the depositary bank of the mentioned company under the Reg. No. 33-32922, Form -6, which was declared by the U.S. Securities and Exchange Commission (SEC) effective from June 7,1996.

Best regards, Director of Legal Department Rusakov A.S.

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ТОРГОВЫЙ ДОМ ГУМ Г.Р. № 000457 GUM TRADING HOUSE МОСКВА ГУМ РОССИЯ

1893
КРАСНАЯ ПЛОЩАДЬ

2 9 ИЮН 2007
№ 1497
ИСХОДЯЩИЕ

The U.S. Securities and Exchange
Commission Office of International
Corporate Finance 450 Fifth Street, N.W.
Mail Stop 3-9 Washington, D.C.20549

Re: JS "CUM TH"
Exemption No.: 82-4152

О НАПРАВЛЕНИЕ ДОКУМЕНТОВ

Уважаемый г-н/г-жа!

В связи со льготой ОАО «Торговый Дом ГУМ» (Россия) согласно Правилу 12g 3-2 (b) из требований по регистрации и отчетности Закона о торговле ценными бумагами 1934 г. и в соответствии с его существующими требованиями по правилу 12g 3-2 (b) (iii), направляем Вам следующие сведения:

- Сообщение о существенном факте «Сведения о решениях общих собраний»;
- Устав ОАО «Торговый Дом ГУМ»;
- Положение «О порядке подготовки, созыва и проведения общего собрания акционеров ОАО «Торговый Дом ГУМ» в новой редакции;
- Положение «О Ревизионной комиссии ОАО «Торговый Дом ГУМ» в новой редакции;
- Договор о передаче полномочий единоличного исполнительного органа ОАО «Торговый Дом ГУМ» (Генеральный директор) Управляющей компании;
- Годовой отчет ОАО «Торговый Дом ГУМ» по итогам 2006 года.

The Bank of New-York действует в качестве депозитарного банка для вышеуказанной компании под регистрационный Номером 33-32922 Формы –6, что было заявлено Комиссией по ценным бумагам (СЕК), как имеющие силу от 7 июня 1996 года.

С уважением,
Директор правового управления А.С.Русаков

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ТОРГОВЫЙ ДОМ ГУМ Г. МОСКВА
ГУМ РОССИЯ
CUM TRADING HOUSE
МОСКВА

Открытое Акционерное Общество «Торговый Дом ГУМ»

Сообщение о существенном факте
"Сведения о решениях общих собраний"

1. Общие сведения	
1.1. Полное фирменное наименование эмитента	Открытое акционерное общество «Торговый Дом ГУМ»
1.2. Сокращенное фирменное наименование эмитента	ОАО «ТД ГУМ»
1.3. Место нахождения эмитента	Российская Федерация г. Москва, Почтовый адрес: 109012, г. Москва, Красная площадь, дом 3
1.4. ОГРН эмитента	1027739098287
1.5. ИНН эмитента	7710035963
1.6. Уникальный код эмитента, присвоенный регистрирующим органом	00030-А
1.7. Адрес страницы в сети Интернет, используемой эмитентом для раскрытия информации	WWW.GUM.RU

2. Содержание сообщения

2.1. Вид общего собрания: годовое общее собрание акционеров.
2.2. Форма проведения общего собрания: собрание (совместное присутствие акционеров для обсуждения вопросов повестки дня и принятия решений по вопросам, поставленным на голосование).
2.3. Дата и место проведения общего собрания: 25 мая 2007 года, г. Москва, Красная площадь, дом 3, 1 линия, 3 этаж, в помещении Демонстрационного зала.
2.4. Кворум общего собрания: 30 000 001 голос
2.5. Вопросы, поставленные на голосование, и итоги голосования по ним:

2.5.1.- Утверждение годового отчёта, годовой бухгалтерской отчётности, в том числе отчётов о прибылях и убытках (счетов прибылей и убытков) ОАО «Торговый Дом ГУМ», а также распределение прибыли и убытков ОАО «Торговый Дом ГУМ» по итогам 2006 года.
«за» - 40 624 835 (82,43%);
«против» - 136 328 (0,28%);
«воздержались» - 37 790 (0,08%);

2.5.2.- О выплате дивидендов акционерам ОАО «Торговый Дом ГУМ» за 2006 год.
«за» - 40 458 820 (82,09%);
«против» - 309 343 (0,63%);
«воздержались» - 23 600 (0,05%);

2.5.3.- Избрание членов Совета директоров ОАО «Торговый Дом ГУМ».
Результаты голосования по кандидатам:

Ф.И.О.	Результаты голосования: « за »
1. Вечканов Вячеслав Леонидович	40 699 206
2. Власов Михаил Эдуардович	2 134 355
3. Гнатюк Андрей Климентьевич	36 751 381
4. Гугуберидзе Теймураз Владимирович	33 026 719

5. Евтеев Сергей Леонидович 2 665 145
6. Караханян Самвел Гургенович 57 697 708
7. Малышев Николай Николаевич 30 121 080
8. Скворцов Алексей Ювенальевич 40 019 016
9. Тягачев Леонид Васильевич 40 053 995
10. Шананина Светлана Николаевна 2 643 278

Против всех кандидатов 93 310
Воздержался по всем кандидатам 205 940

2.5.4.- Утверждение Устава ОАО «Торговый Дом ГУМ» в новой редакции.
«за» - 40 617 845 (82,41%);
«против» - 124 550 (0,25%);
«воздержались» - 53 708 (0,11%);
2.5.5.- Утверждение Положения «О порядке подготовки, созыва и проведения общего собрания акционеров ОАО «Торговый Дом ГУМ» в новой редакции.
«за» - 40 728 800 (82,64%);
«против» - 35 668 (0,07%);
«воздержались» - 25 885 (0,05%);
2.5.6.- Утверждение Положения «О Ревизионной комиссии открытого акционерного общества ОАО «Торговый Дом ГУМ» в новой редакции.
«за» - 40 721 358 (82,62%);
«против» - 23 400 (0,05%);
«воздержались» - 48 365 (0,10%);
2.5.7.- О передаче полномочий единоличного исполнительного органа ОАО «Торговый Дом ГУМ» (Генеральный директор) Управляющей компании.
«за» - 40 543 726 (82,26%);
«против» - 163 838 (0,33%);
«воздержались» - 90 199 (0,18%);
2.5.8.- Избрание членов Ревизионной комиссии ОАО «Торговый Дом ГУМ».
Результаты голосования по кандидатам:

Демин Сергей Александрович
«за»- 40 725 688 (82,63%), «против»- 2 830, «воздержались»- 43 050.

Зорин Александр Владимирович
«за»- 40 727 372 (82,64%), «против»- 2 130, «воздержались»- 38 720.

Королев Сергей Владимирович
«за»- 40 725 228 (82,63%), «против»- 1 940, «воздержались»- 43 600.

Кропотова Марина Георгиевна
«за»- 40 721 947 (82,62%), «против»- 13 810, «воздержались»- 39 495.

Маржанова Елена Алексеевна
«за»- 40 717 398 (82,62)%, «против»- 12 480, «воздержались»- 42 625.

Никольская Елена Николаевна
«за»- 40 724 373 (82,63%), «против»- 11 860, «воздержались»- 43 805.

Супруненко Михаил Олегович
«за»- 40 714 867 (82,61%), «против»- 12 740, «воздержались»- 44 760.

2.5.9.- Утверждение аудитора ОАО «Торговый Дом ГУМ».
«за» - 40 639 953 (82,46%);
«против» - 117 720 (0,24 %);
«воздержались» - 36 330 (0,07%).
2.6. Формулировки решений, принятых общим собранием:
2.6.1.. Утвердить годовой отчет ОАО "Торговый Дом ГУМ", годовую бухгалтерскую отчетность, в том числе отчеты о прибылях и убытках (счета прибылей и убытков) ОАО «Торговый Дом ГУМ» за 2006 год. Утвердить распределение прибыли ОАО «Торговый Дом ГУМ» по итогам 2006 года.
2.6.2. Дивиденды за 2006 год не выплачивать.
2.6.3. Избрать в Совет директоров ОАО "Торговый Дом ГУМ" следующих кандидатов, сроком на один год, в количестве 7 человек:

1. Вечканов Вячеслав Леонидович
2. Гнатюк Андрей Климентьевич
3. Гугуберидзе Теймураз Владимирович
4. Караханян Самвел Гургенович
5. Скворцов Алексей Ювенальевич
6. Малышев Николай Николаевич
7. Тягачев Леонид Васильевич

2.6.4. Утвердить Устав открытого акционерного общества «Торговый Дом ГУМ» в новой редакции.
2.6.5. Утвердить Положение «О порядке подготовки, созыва и проведения общего собрания акционеров ОАО «Торговый Дом ГУМ» в новой редакции.
2.6.6. Утвердить Положение «О Ревизионной комиссии открытого акционерного общества «Торговый Дом ГУМ» в новой редакции.
2.6.7. Передать полномочия единоличного исполнительного органа ОАО «Торговый Дом ГУМ» (Генеральный директор) Управляющей компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД».
2.6.8. Избрать в Ревизионную комиссию ОАО «Торговый Дом ГУМ» следующих кандидатов, сроком на один год, в количестве 7 человек:

1. Демина Сергея Александровича
2. Зорина Александра Владимировича
3. Королева Сергея Владимировича
4. Кропотову Марину Георгиевну
5. Маржанову Елену Алексеевну
6. Никольскую Елену Николаевну
7. Супруненко Михаила Олеговича

2.6.9. Утвердить в качестве аудитора ОАО «Торговый Дом ГУМ» аудиторско-консалтинговую группу «Гориславцев и К».

2.7. Дата составления протокола общего собрания: 5 июня 2007 года.

3. Подпись		
3.1. Управляющий директор ОАО «ТД ГУМ»	(подпись)	Т.В.Гугуберидзе
3.2. Дата " 05 " июня 20 07 г.		

В настоящем документе прошито и
пронумеровано (3) листа
Управляющий директор ОАО «[illegible]»

Т.В. Гугуберидзе ______

GUM TRADING HOUSE
МОСКВА
№ 000457

Information about material fact

"Information about the Resolutions of General Meetings"

1.1 Issuer Full Brand Name	Open-end Joint-stock Company "GUM Trading House"
1.2. Issuer Short Brand Name	Open JSC "GUM TH"
1.3. Issuer Location	Russian Federation, Moscow, Postal address: build. 3, Red Square, Moscow, 109012.
1.4. Issuer ORGN	1027739098287
1.5. Issuer TIN	7710035963
1.6. Issuer unique code assigned by registering body	00030-A
1.7. Internet site used by the Issuer to disclose information	WWW.GUM.RU/ISSUER.PHP

2. Information Content

2.1. Type of General Meeting: Annual General Meeting of Shareholders.
2.2. Form of holding the General Meeting: Meeting (joint attendance of shareholders to discuss the issues of agenda and make decisions on the issues put to the vote).
2.3. Date and place of holding the General Meeting: June 25, 2007; Moscow, Red Square, build.3, 1st line, 3rd floor, in the premises of Show Room.
2.4. Quorum of the General Meeting: 30 000 001 votes
2.5. The issues put to the vote, and the results of voting:

2.5.1. Approval of the annual report, annual accounting control including the profit and loss statement (income and loss account), of Open JSC "GUM Trading House", and distribution of the profit and loss of Open JSC "GUM Trading House" based on the results of 2006.
"For" – 40 624 835 (82,43%)
"Against" –136 328 (0,28%)
"Abstained" – 37 790 (0,08%)

2.5.2. On paying dividends to the shareholders of Open JSC "GUM Trading House" for 2006.
"For"- 40 458 820 (82,09%)
"Against"- 309 343 (0,63%)
"Abstained"- 23 600 (0,05%)

2.5.3. Election of members of Board of Directors of Open JSC "GUM Trading House"
Voting results on candidates:

	FOR
1. Vechkanov, Vyacheslav Leonidovich	40 699 206
2. Vlasov, Mikhail Eduardovich	2 134 355
3. Gnatyuk, Andrey Klimentyevich	36 751 381

4. Guguberidze Teymuraz Vladmirovich	33 026 719
5. Evteev, Sergey Leonidovich	2 063 143
6. Kharakhanyan, Samvell Gurgenovich	57 697 708
7. Malyshev, Nikolay Nikolayevich	30 121 080
8. Scvorcov, Alexei Yuvenaliyevich	40 019 016
9. Tyagachev, Leonid Vassilievich	40 053 995
10. Shananina, Svetlana Nikolaevna	2 643 278
Against all candidates	93 310
Abstained	205 940

2.5.4. On approval of the Articles of Association of Open JSC "GUM TradingHouse".
"For" – 40 617 845 (82,41%)
"Against" – 124 550 (0,25%)
"Abstained" – 53 708 (0,11%)

.5.5. On approval of the Provision "On the procedure of preparing, convening and holding of general meeting of the shareholders of Open-end Joint-stock Companv "GUM" in a new edition Trading House" in a new edition.
"For"-40 728 800 (82,41%)
"Against"- 35 668 (0,07%)
"Abstained"- 25 885 (0, 05%)

2.5.6. On approval of the Provision "On audit commission of Open-end Joint-stock Companv "GUM Trading House" in a new edition.
"For"- 40 721 358 (82,62%)
"Against"-23 400 (0,05%)
"Abstained"- 48 365 (0,10%)

2.5.7. On delegating responsibility of one-man executive board of Open-end Joint-stockCompanv "GUM Trading House"(General director) to Administration company
"For"- 40 543 726 (82,26%)
"Against"-163 838 (0,05%)
"Abstained"- 90 199 (0,18%)

2.5.8. Election of members of Audit Commission of Open JSC "GUM Trading House".
Voting results on candidates:

Demin, Sergey Alexandrovich
"for"- 40 725 688 (82,63%) , "against"- 2 830," abstained" – 43 050

Zorin, Alexandr Vladimirovich
"for"- 40 727 372 (82,64%) , "against"- 2 130," abstained" – 38 720

Korolev, Sergey Vladimirovich
"for"- 40 725 228 (82,63%) , "against"- 1 940," abstained" – 43 600

Kropotova, Marina Georgiyevna
"for"- 40 721 947 (82,62%) , "against"- 13 810," abstained" – 39 495

Marzhanova, Yelena Alekseyevna
"for"- 40 717 398 (82,62%) , "against"- 12 480," abstained" – 42 625

Nikolskaya, Yelena Nikolayevna
"for"- 40 724 373 (82,63%) , "against"- 11 860," abstained" – 43 805

Suprunenko, Mikhail Olegovich
"for"- 40 714 867 (82,61%) , "against"- 12 740," abstained" – 44 760

<u>2.5.9. Approval of auditor of Open JSC "GUM Trading House"</u>.

"For"- 40 639 953 (80,46%)
"Against" – 117 720 (0,24%)
"Abstained"- 36 330 (0,07%)

2.6. Wordings of the decisions made by the General Meeting:

2.6.1. Approve the annual report of Open JSC "GUM Trading House", annual accounting control, including profit and loss statements (profit and loss accounts), of Open JSC "GUM Trading House" for 2006. Approve distribution of the profit of Open JSC "GUM Trading House" based on the results of 2006.

2.6.2. Not to pay dividends for 2006.

2.6.3. Elect the following candidates in number of 7 (seven) people to the Board of Directors of Open JSC "GUM Trading House":

1. Vechkanov, Vyacheslav Leonidovich
2. Gnatiuk, Andrey Klimentiyeich
3. Guguberidze, Teimuraz Vladimirovich
4. Karakhanyan, Samvell Gurgenovich
5. Skvortsov, Alexei Yuvenaliyevich
6. Malyshev, Nikolay Nikolaevich
7. Tyagachev, Leonid Vassiliyevich

2.6.4. Approve the Articles of Association of Open Joint-stock Company "GUM Trading House" in the new edition.

2.6.5. Approve the Provision "On the procedure of preparing, convening and holding of general meeting of the shareholders of Open JSC "GUM Trading House" in the new edition.

2.6.6. Approve the Provision "On audit commission of Open Joint-stock Company "GUM Trading House" in the new edition.

2.6.7. Delegate responsibility of one-man executive board of Open-end Joint-stockCompanv "GUM Trading House"(General director) to Administration company "Atlas project menedgement limited"

2.6.8. Elect the following candidates in number of 7 (seven) people to the Audit Commission of Open JSC "GUM Trading House":

1. Demin, Sergei Alexandrovich
2. Zorin, Alexandr Vladimirovich
3. Korolev, Sergei Vladimirovich
4. Kropotova, Marina Georgievna
5. Marzhanova, Yelena Akekseyevna
6. Nikolskaya, Yelena Nikolayevna
7. Suprunenko, Mikhail Olegovich

2.6.9. Approve audit-consulting group "Gorislavcev and Co" as an auditor of Open JSC "GUM Trading House"

2.7. Date of drawing-up Protocol of joint meeting : 5 June 2007

3. Signature

3.1. Managing Director
of Open JSC "GUM TH" Guguberidze T. V.

(signature)

3.2. Date: "5" June 2007. SEAL

Утверждено
общим собранием акционеров
ОАО «Торговый Дом ГУМ»
Протокол № 20 от 05 июня 2007 года

Председатель общего собрания акционеров
ОАО «Торговый Дом ГУМ»

В.Л. Вечканов

УСТАВ
открытого акционерного общества «Торговый Дом ГУМ» (новая редакция)

г. Москва, 2007 г.

Статья 1. Общие положения

1. Открытое акционерное общество «Торговый Дом ГУМ», в дальнейшем именуемое ОАО «ТД ГУМ» или общество, является открытым акционерным обществом.
2. ОАО «ТД ГУМ» создано в процессе приватизации торговых предприятий, входивших в систему ГУМа. Акционерное общество является правопреемником этих предприятий, в том числе прав пользования землей.
3. Общество создано без ограничения срока его деятельности.

Статья 2. Фирменное наименование и место нахождение общества

1. Полное фирменное наименование общества на русском языке: Открытое акционерное общество «Торговый Дом ГУМ».
2. Сокращенное фирменное наименование общества на русском языке: ОАО «ТД ГУМ».
3. Полное фирменное наименование общества на английском языке: Joint Stock-Company «GUM Trading House»
4. Сокращенное фирменное наименование общества на английском языке «G.U.M.».
5. Местонахождение ОАО «ТД ГУМ»: Российская Федерация, г. Москва.
6. Почтовый адрес ОАО «ТД ГУМ»: 109012, Российская Федерация, г. Москва, Красная площадь, дом 3.
7. ОАО «ТД ГУМ» имеет зарегистрированный товарный знак в виде профиля здания Верхних торговых рядов на Красной площади, другие товарные знаки, зарегистрированные в установленном законом порядке.
8. ОАО «ТД ГУМ» имеет круглую печать с изображением товарного знака в виде указанного профиля и содержащую его полное фирменное наименование на русском языке и указание на место его нахождения. В печати общества также может быть указано фирменное наименование общества на любом иностранном языке или языке народов Российской Федерации.
9. Общество вправе иметь штампы и бланки со своим наименованием, собственную эмблему и другие средства визуальной идентификации.

Статья 3. Цель и предмет деятельности общества

1. Целью создания ОАО «ТД ГУМ» является получение максимальной прибыли.
2. Общество имеет гражданские права и несет гражданские обязанности, необходимые для осуществления любых видов деятельности, не запрещенных законодательством Российской Федерации.
3. Отдельными видами деятельности, перечень которых определяется федеральными законами, общество может заниматься только на основании специального разрешения (лицензии).
4. Основными видами деятельности ОАО «ТД ГУМ» являются:
   - осуществление розничной и оптовой торговли товарами народного потребления, ювелирными изделиями из драгоценных металлов и драгоценных камней, изделиями народных художественных промыслов, другой продукцией промышленного и сельскохозяйственного производства за рубли и иностранную валюту;
   - производство товаров народного потребления, в том числе изделий народных художественных промыслов, и оказание услуг в сфере общественного питания, бытового обслуживания, а также дилерских, дистрибьюторских, брокерских, поручительских, медицинских, всех видов представительских и посреднических услуг;
   - предоставление погрузочно-разгрузочных, экспедиционных услуг, а также услуг по транспортировке, охране, переработке грузов, сдача торговых и складских площадей в аренду, субаренду или в пользование юридическим и физическим лицам;
   - маркетинговая и информационно-рекламная деятельность, в том числе на договорной основе;
   - валютно-финансовые операции;
   - осуществление в установленном порядке экспортно-импортных операций от своего имени и от имени и по поручению иных юридических лиц;
   - использование собственных и привлеченных средств в различных проектах сотрудничества с российскими и зарубежными юридическими и физическими лицами, включая создание совместных предприятий, банков, бирж в России и за рубежом;
   - участие и организация финансирования проектов в России и за рубежом;
   - участие через своих представителей в торгах на биржах;
   - изучение и внедрение новейших технологий, прогрессивных форм и методов работы, подготовка и переподготовка кадрового состава, в том числе и за рубежом;
   - приобретение и реализация патентов, лицензий, ноу-хау;
   - организация и проведение научно-исследовательских работ;
   - издательская деятельность;
   - осуществление медико-технической деятельности, в том числе продажа очковой оптики, контактных линз и лекарственных препаратов;
   - создание и участие в общественных организациях, объединениях, клубах, попечительских и иных фондах;
   - объединение в союзы, ассоциации, межотраслевые, региональные и другие объединения;
   - организация и проведение семинаров, конференций, выставок, фестивалей, конкурсов, лотерей, аукционов, ярмарок;

- осуществление спонсорских проектов, программ и благотворительной деятельности;
- организация и проведение презентаций, развлекательных и культурных мероприятий и программ;
- строительство объектов социально-бытового и жилищного назначения, проектирование, реконструкция и реставрация зданий и сооружений;
- осуществление операций с землей, недвижимостью, природными ресурсами;
- другие виды деятельности, не противоречащие законодательству Российской Федерации, в том числе лицензионные при наличии лицензии.

Статья 4. Правовое положение общества

1. Правовое положение общества определяется Гражданским кодексом Российской Федерации, федеральным законом «Об акционерных обществах», иными законодательными актами Российской Федерации, а также настоящим уставом и внутренними положениями ОАО «ТД ГУМ».
2. Общество отвечает по своим обязательствам тем своим имуществом, на которое по законодательству Российской Федерации может быть обращено взыскание. Государство и его органы не несут ответственности по обязательствам общества, равно как и общество не отвечает по обязательствам государства и его органов. ОАО «ТД ГУМ» не отвечает по обязательствам своих акционеров. Акционеры не отвечают по обязательствам общества и несут риск убытков, связанных с его деятельностью, в пределах стоимости, принадлежащих им акций. Акционеры, не полностью оплатившие акции, несут солидарную ответственность по обязательствам общества в пределах неоплаченной части стоимости принадлежащих им акций.
3. ОАО «ТД ГУМ» является юридическим лицом, имеет самостоятельный баланс, осуществляет владение, пользование и распоряжение своим имуществом в соответствии с целями своей деятельности и назначением имущества, имущественными правами и результатами хозяйственной деятельности, имеет право от своего имени осуществлять все виды сделок, приобретать и осуществлять имущественные и личные неимущественные права, нести обязанности, создавать на территории Российской Федерации и за ее пределами дочерние и зависимые хозяйствующие субъекты, открывать филиалы и представительства, открывать банковские счета на территории Российской Федерации и за ее пределами, быть, в том числе за рубежом, истцом и ответчиком в суде, арбитражном суде и третейском суде.
4. Общество может быть участником любого другого общества.
5. Акционером общества может быть любое юридическое или физическое лицо, владеющее минимум одной акцией ОАО «ТД ГУМ», в том числе дробной акцией.
6. Общество может на добровольных началах объединяться в союзы, ассоциации, а также быть членом других некоммерческих организаций как на территории Российской Федерации, так и за ее пределами.
7. Специальное право на участие Российской Федерации, субъекта Российской Федерации или муниципального образования в управлении обществом («золотая акция») в отношении ОАО «ТД ГУМ» не используется.

Статья 5. Уставный капитал и ценные бумаги общества

1. Уставный капитал ОАО «ТД ГУМ» составляет 60 000 000 (шестьдесят миллионов) рублей и разделен на 60 000 000 (шестьдесят миллионов) именных обыкновенных акций номинальной стоимостью 1 (один) рубль каждая.
2. ОАО «ТД ГУМ» имеет право размещать дополнительно к размещенным акциям 12 000 000 (двенадцать миллионов) именных обыкновенных акций номинальной стоимостью 1 (один) рубль каждая, на сумму 12 000 000 (двенадцать миллионов) рублей (объявленные акции). Права, предоставляемые акционерам общества вышеназванными акциями, соответствуют правам акционеров, владеющих размещенными именными обыкновенными акциями общества.
3. ОАО «ТД ГУМ» вправе проводить размещение акций и эмиссионных ценных бумаг общества, конвертируемых в акции, посредством как открытой, так и закрытой подписки.
4. Акции общества существуют в бездокументарной форме.
5. Уставный капитал общества может быть увеличен путем увеличения номинальной стоимости акций или размещения дополнительных акций.
6. Решение об увеличении уставного капитала общества путем увеличения номинальной стоимости акций принимается общим собранием акционеров.
7. Решение об увеличении уставного капитала общества путем размещения дополнительных акций принимается советом директоров, кроме случаев, когда в соответствии с федеральным законом данное решение может быть принято только общим собранием акционеров.

   Решение совета директоров общества об увеличении уставного капитала путем размещения дополнительных акций принимается единогласно всеми членами совета директоров общества, при этом не учитываются голоса выбывших членов совета директоров общества.

   В случае, если единогласие совета директоров по вопросу увеличения уставного капитала общества путем размещения дополнительных акций не достигнуто, то по решению совета директоров общества вопрос об увеличении уставного капитала путем размещения дополнительных акций может быть вынесен на решение общего собрания акционеров.
8. При увеличении уставного капитала общество обязано руководствоваться ограничениями, установленными федеральными законами.

9. Уставный капитал общества может быть уменьшен путем уменьшения номинальной стоимости акций или сокращения их общего количества, в том числе путем приобретения части акций.
10. Уставный капитал должен быть уменьшен на основании решения общего собрания об уменьшении уставного капитала путем погашения акций, поступивших в распоряжение общества, в следующих случаях:
    - если акции, право собственности на которые перешло к обществу вследствие их неполной оплаты учредителем в установленный срок, не были реализованы в течение одного года с даты перехода права собственности к обществу;
    - если выкупленные обществом по требованию акционеров акции не были реализованы в течение одного года с даты их выкупа (кроме случая выкупа акций при принятии решения о реорганизации общества);
    - если акции, приобретенные обществом в соответствии с п. 2 ст. 72 федерального закона «Об акционерных обществах», не были реализованы в течение одного года с даты их приобретения.
11. При уменьшении уставного капитала общество обязано руководствоваться ограничениями, установленными федеральными законами.
12. Стоимость чистых активов общества оценивается по данным бухгалтерского учета в порядке, установленном нормативно-правовыми актами Российской Федерации.
13. Общество вправе приобретать размещенные акции по решению общего собрания акционеров об уменьшении уставного капитала общества путем приобретения части размещенных акций в целях сокращения их общего количества.
14. Акции, приобретенные обществом на основании решения общего собрания акционеров об уменьшении уставного капитала общества путем приобретения части акций в целях сокращения их общего количества, погашаются при их приобретении.
15. Общество вправе приобретать размещенные акции по решению совета директоров в соответствии с п. 2 ст. 72 федерального закона «Об акционерных обществах».
16. Акции, приобретенные обществом в соответствии с п. 2 ст. 72 федерального закона «Об акционерных обществах», не предоставляют право голоса, они не учитываются при подсчете голосов, по ним не начисляются дивиденды. Такие акции должны быть реализованы по их рыночной стоимости не позднее одного года с даты их приобретения. В противном случае общее собрание акционеров должно принять решение об уменьшении уставного капитала общества путем погашения указанных акций.
17. Оплата приобретаемых обществом размещенных акций осуществляется деньгами, ценными бумагами, другим имуществом, имущественными или иными правами, имеющими денежную оценку.
18. При принятии решения о приобретении обществом размещенных акций общество обязано руководствоваться ограничениями, установленными федеральными законами.

Статья 6. Права и обязанности акционеров общества

1. Права акционера-владельца именной обыкновенной акции:
    - акционер общества имеет право участвовать в управлении обществом путем реализации своего права на голосование на общем собрании акционеров по всем вопросам компетенции общего собрания;
    - преимущественное право приобретения размещаемых посредством открытой подписки дополнительных акций и эмиссионных ценных бумаг, конвертируемых в акции, в количестве, пропорциональном количеству принадлежащих акционеру акций этой категории (типа);
    - получать долю чистой прибыли (дивиденды), подлежащую распределению между акционерами, в порядке, предусмотренном законом и уставом, в зависимости от категории (типа) принадлежащих им акций;
    - акционер (акционеры), владеющий не менее чем 10 (десятью) процентами голосующих акций общества, имеет право в любое время выступать с инициативой проверки финансово-хозяйственной деятельности общества;
    - акционеры (акционер) общества, являющиеся в совокупности владельцами не менее чем 2 (двух) процентов голосующих акций общества, в срок не позднее чем через 60 (шестьдесят) календарных дней после окончания финансового года общества, вправе внести вопросы в повестку дня годового общего собрания акционеров и выдвинуть кандидатов в совет директоров общества, ревизионную комиссию общества, число которых не может превышать количественный состав соответствующего органа, а также кандидата на должность единоличного исполнительного органа;
    - получать часть имущества общества (ликвидационную квоту), оставшегося после ликвидации общества, пропорционально числу имеющихся у него акций соответствующей категории (типа);
    - получать от держателя реестра общества информацию и выписки из реестра акционеров по форме, на условиях, в порядке и в сроки, определенные действующем законодательством Российской Федерации;
    - имеет право беспрепятственно отчуждать принадлежащие ему акции;
    - имеет право требовать выкупа обществом всех или части своих акций в порядке и случаях, определяемых законодательством Российской Федерации.
2. Обязанности акционера-владельца именной обыкновенной акции:
    - исполнять требования устава и внутренних положений общества;
    - оплачивать акции при их размещении в сроки, порядке и способами, предусмотренными

8) увеличение уставного капитала общества путем размещения дополнительных акций посредством открытой подписки, составляющих более 25 (двадцати пяти) процентов от ранее размещенных обыкновенных акций;

9) увеличение уставного капитала общества путем размещения дополнительных акций посредством открытой подписки, составляющих 25 (двадцать пять) процентов и менее ранее размещенных обыкновенных акций, если советом директоров не было достигнуто единогласия по этому вопросу;

10) увеличение уставного капитала общества путем размещения посредством открытой подписки эмиссионных ценных бумаг общества, конвертируемых в акции, которые могут быть конвертированы в обыкновенные акции, составляющие более 25 (двадцати пяти) процентов от ранее размещенных обыкновенных акций;

11) увеличение уставного капитала общества путем размещения посредством открытой подписки эмиссионных ценных бумаг общества, конвертируемых в акции, которые могут быть конвертированы в обыкновенные акции, составляющие 25 (двадцать пять) процентов и менее ранее размещенных обыкновенных акций, если советом директоров не было достигнуто единогласия по этому вопросу;

12) увеличение уставного капитала общества путем размещения дополнительных акций в пределах количества и категорий (типов) объявленных акций за счет имущества общества, когда размещение дополнительных акций осуществляется посредством распределения их среди акционеров, если советом директоров не было достигнуто единогласия по этому вопросу;

13) уменьшение уставного капитала общества путем уменьшения номинальной стоимости акций, путем приобретения обществом части акций в целях сокращения их общего количества, а также путем погашения приобретенных или выкупленных обществом акций;

14) образование единоличного исполнительного органа общества, досрочное прекращение его полномочий;

15) избрание членов ревизионной комиссии общества и досрочное прекращение их полномочий;

16) утверждение аудитора общества;

17) утверждение годовых отчетов, годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) общества, а также распределение прибыли (в том числе выплата (объявление) дивидендов, за исключением прибыли, распределенной в качестве дивидендов по результатам первого квартала, полугодия, девяти месяцев финансового года) и убытков общества по результатам финансового года;

18) определение порядка ведения общего собрания акционеров;

19) дробление и консолидация акций;

20) принятие решений об одобрении сделок в случаях, предусмотренных ст. 83 федерального закона «Об акционерных обществах»;

21) принятие решений об одобрении крупных сделок в случаях предусмотренных, ст. 79 федерального закона «Об акционерных обществах»;

22) принятие решений об участии в финансово-промышленных группах, ассоциациях и иных объединениях коммерческих организаций;

23) утверждение внутренних документов, регулирующих деятельность органов общества;

24) утверждение срока (даты), формы выплаты и размера дивидендов;

25) принятие решения об освобождении акционера от обязанности, предусмотренной пунктом 2 статьи 80 федерального закона «Об акционерных обществах»;

26) установление размеров вознаграждений и компенсаций членам совета директоров и членам ревизионной комиссии общества;

27) принятие решения о передаче полномочий единоличного исполнительного органа по договору коммерческой организации (управляющей организации) или индивидуальному предпринимателю (управляющему) и досрочном прекращении полномочий управляющей организации или управляющего;

28) принятие решения о возмещении расходов по подготовке и проведению внеочередного общего собрания акционеров – инициаторам его проведения;

29) принятие решения о проверке финансово-хозяйственной деятельности общества за год, а так же в любое время ревизионной комиссией;

30) определения перечня дополнительных документов, обязательных для хранения в обществе;

31) решение иных вопросов, предусмотренных федеральным законом «Об акционерных обществах».

5. Решение общего собрания акционеров по вопросу, поставленному на голосование, принимается большинством голосов акционеров, принимающих участие в собрании, если для принятия решения федеральным законом «Об акционерных обществах» или уставом общества не установлено иное.

6. Общее собрание акционеров принимает решения по пп. 1-3, 5, 7, 8, 10 п. 4 ст. 9 устава общества и п. 3 ст. 79 федерального закона «Об акционерных обществах» большинством в три четверти голосов акционеров – владельцев голосующих акций, принимающих участие в общем собрании акционеров.

7. Решение общего собрание акционеров по вопросу преобразования общества в некоммерческое партнерство принимается единогласно всеми акционерами общества.

8. Общее собрание акционеров принимает решения по вопросам указанным в подпунктах 2, 6 – 13, 17-23, 26, 27 п. 4 ст. 9 устава общества только по предложению совета директоров.

9. Голосование на общем собрании акционеров по вопросам повестки дня общества осуществляется бюллетенями для голосования, за исключением случаев предусмотренных федеральным законом «Об

акционерных обществах», уставом и/или внутренним положением общества. Голосование на общем собрании акционеров общества производится по принципу «одна голосующая акция общества - один голос», за исключением выборов членов совета директоров, которые осуществляются кумулятивным голосованием и голосования по вопросу об определении порядка ведения общего собрания акционеров общества. Порядок принятия общим собранием акционеров решения по порядку ведения общего собрания акционеров устанавливается внутренним положением общества.

10. Функции счетной комиссии общества осуществляет регистратор - держатель реестра акционеров общества.
11. Бюллетень для голосования должен содержать сведения, указанные в п. 4 ст. 60 федерального закона «Об акционерных обществах». Бюллетень для голосования может содержать дополнительные сведения, определенные советом директоров при утверждении формы и текста бюллетеня для голосования.
12. При голосовании, осуществляемом бюллетенями для голосования, засчитываются голоса по тем вопросам, по которым голосующим оставлен только один из возможных вариантов голосования. Бюллетени для голосования, заполненные с нарушением указанного требования, признаются недействительными.

    Если вопрос, голосование по которому осуществляется бюллетенем для голосования, включает более одной формулировки решения по вопросу и вариант голосования «за» оставлен более чем у одной из предложенных формулировок, бюллетень признается недействительным.

    Если при принятии решения об образовании единоличного исполнительного органа, утверждении аудитора общества оставлен вариант голосования «за» более чем у одного из кандидатов, бюллетень признается недействительным.

    Если при избрании ревизионной комиссии общества вариант голосования «за» оставлен у большего числа кандидатов, чем имеется вакансий, бюллетень признается недействительным.

    Если при кумулятивном голосовании по выборам совета директоров общества акционер распределил между кандидатами большее количество голосов, чем имеется в его распоряжении, бюллетень признается недействительным.

    Если бюллетень для голосования содержит несколько вопросов, поставленных на голосование, несоблюдение вышеуказанных требований в отношении одного или нескольких вопросов не влечет за собой признания бюллетеня для голосования недействительным в целом.

    Если бюллетень не позволяет идентифицировать лицо (акционера или представителя акционера), проголосовавшее данным бюллетенем, то бюллетень признается недействительным.

    При проведении собрания в форме заочного голосования бюллетени, полученные обществом после даты окончания приема бюллетеней для голосования, считаются не принявшими участия в общем собрании и голоса, указанные в них, не учитываются.

    При признании бюллетеня для голосования недействительным голоса по содержащемся в нем вопросам не подсчитываются.
13. Решения, принятые общим собранием акционеров, а также итоги голосования оглашаются на общем собрании акционеров, в ходе которого проводилось голосование, или доводятся не позднее 10 (десяти) дней после составления протокола об итогах голосования в форме отчета об итогах голосования до сведения лиц, включенных в список лиц, имеющих право на участие в общем собрании акционеров, в порядке, предусмотренном для сообщения о проведении общего собрания акционеров.

    Решение общего собрания акционеров по вопросу повестки дня собрания не считается принятым и не может быть оглашено до подведения итогов голосования по всем вопросам повестки дня.
14. Совет директоров определяет дату проведения общего собрания акционеров. Рассылка бюллетеней для голосования на общем собрании акционеров ОАО «ТД ГУМ» осуществляется заказными письмами. Сообщение о проведении общего собрания акционеров должно быть опубликовано в газете «Известия», издаваемой ОАО «Редакция газеты «Известия».
15. Общество вправе дополнительно информировать акционеров о проведении общего собрания акционеров через средства массовой информации (телевидение, радио), а также международную компьютерную сеть Интернет.
16. К информации (материалам), подлежащей предоставлению лицам, имеющим право на участие в общем собрании акционеров, при подготовке к проведению общего собрания акционеров общества, относятся годовые отчеты, годовая бухгалтерская отчетность, заключение аудитора и заключение ревизионной комиссии общества по результатам проверки годовой бухгалтерской отчетности, заключение ревизионной комиссии общества по результатам проверки финансово-хозяйственной деятельности общества за год, заключение ревизионной комиссии о достоверности данных, содержащихся в годовых отчетах, сведения о кандидате в единоличный исполнительный орган общества, совет директоров и ревизионную комиссию общества, в аудиторы общества, проекты изменений и дополнений, вносимых в устав общества, или проект устава общества в новой редакции, проекты внутренних документов общества, утверждаемых общим собранием акционеров, проекты решений общего собрания акционеров, проект распределения прибыли по результатам финансового года, в том числе выплаты (объявления) дивидендов, выплаты вознаграждения и (или) компенсации расходов членам ревизионной комиссии общества, связанных с исполнением ими своих обязанностей, выплаты вознаграждения и (или) компенсации расходов членам совета директоров общества, связанных с исполнением ими своих обязанностей.
17. Предложение о внесении вопросов в повестку дня общего собрания акционеров должно содержать формулировку каждого предлагаемого вопроса. Предложение о внесении вопросов в повестку дня общего

собрания акционеров может содержать формулировку решения по каждому предлагаемому вопросу.

18. Предложение о выдвижении кандидатов для избрания на годовом и внеочередном общих собраниях акционеров должно содержать наименование органа, для избрания в который предлагается кандидат, а также по каждому кандидату:
    - фамилию, имя и отчество;
    - дату рождения;
    - сведения об образовании, в том числе повышении квалификации (наименование учебного учреждения. дату окончания, специальность);
    - места работы и должности за последние 5 (пять) лет;
    - должности, занимаемые в органах управления других юридических лиц за последние 5 (пять) лет;
    - перечень юридических лиц, участником которых является кандидат, с указанием количества принадлежащих ему акций, долей, паев в уставном (складочном) капитале этих юридических лиц;
    - перечень лиц, по отношению к которым кандидат является аффилированным лицом с указанием оснований аффилированности;
    - адрес, по которому можно связаться с кандидатом;
    - письменное согласие кандидата на его выдвижение для избрания в совет директоров общества, за его подписью.
19. Предложение о выдвижении кандидата в аудиторы общества для утверждения на годовом общем собрании акционеров должно содержать следующие сведения о кандидате:
    - полное фирменное наименование юридического лица – аудиторской фирмы (либо фамилию, имя и отчество физического лица - аудитора);
    - место нахождения и контактные телефоны;
    - номер лицензии на осуществление аудиторской деятельности, наименование выдавшего ее органа и дата выдачи;
    - срок действия лицензии;
    - полные фирменные наименования юридических лиц, официальным аудитором которых является кандидат.
20. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 (двух) процентов голосующих акций общества, вправе внести вопросы в повестку дня годового общего собрания акционеров и выдвинуть кандидатов в совет директоров и ревизионную комиссию общества, число которых не может превышать количественный состав соответствующего органа, определенный в уставе общества, а также кандидата на должность единоличного исполнительного органа. Такие предложения должны поступить в общество не позднее 60 (шестидесяти) календарных дней после окончания финансового года
21. В случае, если предлагаемая повестка дня внеочередного общего собрания акционеров содержит вопрос об избрании членов совета директоров, акционеры (акционер) общества, являющиеся в совокупности владельцами не менее чем 2 (двух) процентов голосующих акций общества, вправе предложить кандидатов для избрания в совет директоров общества, число которых не может превышать количественный состав совета директоров общества, определенный в уставе общества. Такие предложения должны поступить в общество не менее чем за 30 (тридцать) дней до даты проведения внеочередного общего собрания акционеров.
22. Предложения о внесении вопросов в повестку дня общего собрания акционеров и о выдвижении кандидатов вносятся в письменной форме с указанием имени (наименования) представивших их акционеров (акционера), количества и категории (типа) принадлежащих им акций и должны быть подписаны акционерами (акционером).
23. Совет директоров общества обязан рассмотреть поступившие предложения и принять решение о включении их в повестку дня общего собрания акционеров или об отказе во включении в указанную повестку дня не позднее 5 (пяти) дней после окончания установленных уставом сроков поступления в общество предложений в повестку дня общего собрания акционеров и кандидатов в совет директоров и ревизионную комиссию общества, а также кандидата на должность единоличного исполнительного органа.
24. Вопрос, предложенный акционерами (акционером), подлежит включению в повестку дня общего собрания акционеров, равно как выдвинутые кандидаты подлежат включению в список кандидатур для голосования по выборам в соответствующий орган общества, за исключением случаев, когда:
    - акционерами (акционером) не соблюдены установленные уставом сроки внесения вопросов в повестку дня и выдвижения кандидатов на годовое общее собрание акционеров;
    - акционерами (акционером) не соблюдены установленные уставом сроки выдвижения кандидатов для избрания членов совета директоров на внеочередном общем собрании акционеров;
    - акционеры (акционер), подписавшие предложение, не являются владельцами предусмотренного п. 1 и 2 ст. 53 федерального закона «Об акционерных обществах» количества голосующих акций общества;
    - предложение не соответствует требованиям, предусмотренным п. 3 и 4 ст. 53 федерального закона «Об акционерных обществах» и уставом общества;
    - вопрос, предложенный для внесения в повестку дня общего собрания акционеров общества, не отнесен к его компетенции законом и уставом общества и/или не соответствует требованиям Федерального закона «Об акционерных обществах» и иных правовых актов Российской Федерации.

25. Мотивированное решение совета директоров общества об отказе во включении предложенного вопроса в повестку дня общего собрания акционеров или кандидата в список кандидатур для голосования по выборам в соответствующий орган общества направляется акционерам (акционеру), внесшим вопрос или выдвинувшим кандидата, не позднее 3 (трех) дней с даты его принятия.
26. Совет директоров общества не вправе вносить изменения в формулировки вопросов, предложенных для включения в повестку дня общего собрания акционеров, и формулировки решений по таким вопросам.
27. Помимо вопросов, предложенных акционерами для включения в повестку дня общего собрания акционеров, а также в случае отсутствия таких предложений, отсутствия или недостаточного количества кандидатов, предложенных акционерами для образования соответствующего органа, совет директоров общества вправе включать в повестку дня общего собрания акционеров вопросы или кандидатов в список кандидатур по своему усмотрению.
28. Общее собрание акционеров правомочно (имеет кворум), если в нем приняли участие акционеры, обладающие в совокупности более чем половиной голосов, представленных голосующими акциями общества. Принявшими участие в общем собрании акционеров считаются акционеры, зарегистрировавшиеся для участия в нем, и акционеры, бюллетени которых получены не позднее 2 (двух) дней до даты проведения общего собрания акционеров. Принявшими участие в общем собрании акционеров, проводимом в форме заочного голосования, считаются акционеры, бюллетени которых получены до даты окончания приема бюллетеней.
29. При отсутствии кворума для проведения годового общего собрания акционеров должно быть проведено повторное общее собрание акционеров с той же повесткой дня. При отсутствии кворума для проведения внеочередного общего собрания акционеров должно быть проведено повторное внеочередное общее собрание акционеров с той же повесткой дня. Повторное общее собрание акционеров правомочно (имеет кворум), если в нем приняли участие акционеры, обладающие в совокупности не менее чем 30 (тридцатью) процентами голосов представленных голосующими акциями общества.
30. Счетная комиссия проверяет полномочия и регистрирует лиц, участвующих в общем собрании акционеров, определяет кворум общего собрания акционеров, разъясняет вопросы, возникающие в связи с реализацией акционерами (их представителями) права голоса на общем собрании, разъясняет порядок голосования по вопросам, выносимым на голосование, обеспечивает установленный порядок голосования и права акционеров на участие в голосовании, подсчитывает голоса и подводит итоги голосования, составляет протокол об итогах голосования, передает в архив бюллетени для голосования.
31. На общем собрании акционеров председательствует председатель совета директоров, а если он отсутствует или отказывается председательствовать, его заместитель, уполномоченный представитель управляющей организации или управляющий - индивидуальный предприниматель.
32. Общее собрание не вправе принимать решения по вопросам, не включенным в повестку дня собрания, а также изменять повестку дня.
33. Вопросы, отнесенные к компетенции общего собрания акционеров общества, не могут быть переданы на рассмотрение совету директоров или исполнительным органам общества. Общее собрание акционеров не вправе рассматривать и принимать решения по вопросам, не отнесенным законом и уставом общества к его компетенции.

Статья 10. Совет директоров общества

1. Совет директоров ОАО «ТД ГУМ» осуществляет общее руководство деятельностью общества за исключением вопросов, отнесенных федеральным законом «Об акционерных обществах» и настоящим уставом к компетенции общего собрания акционеров. Компетенция совета директоров и порядок принятия решений определяются законодательством Российской Федерации, настоящим уставом и соответствующим внутренним положением общества.
2. Вопросы, отнесенные к компетенции совета директоров общества:
   1) определение приоритетных направлений деятельности общества;
   2) созыв годового и внеочередного общих собраний акционеров, за исключением случаев, предусмотренных п. 8 ст. 55 федерального закона «Об акционерных обществах»;
   3) утверждение повестки дня общего собрания акционеров;
   4) определение даты составления списка лиц, имеющих право на участие в общем собрании акционеров, и другие вопросы, отнесенные к компетенции совета директоров в соответствии с положениями главы VII федерального закона «Об акционерных обществах» и связанные с подготовкой и проведением общего собрания акционеров;
   5) увеличение уставного капитала общества путем размещения дополнительных обыкновенных акций, посредством открытой подписки в количестве, соответствующем 25 (двадцати пяти) процентов и менее процентов ранее размещенных акций общества;
   6) размещение посредством открытой подписки эмиссионных ценных бумаг конвертируемых в обыкновенные акции, которые могут быть конвертированы в обыкновенные акции, составляющие 25 (двадцати пяти) и менее процентов ранее размещенных обыкновенных акций;
   7) размещение облигаций, конвертируемых в привилегированные акции, и иных эмиссионных ценных бумаг, конвертируемых в акции, посредством открытой подписки;
   8) определение цены (денежной оценки) имущества, цены размещения и выкупа эмиссионных ценных бумаг

в случаях, предусмотренных федеральным законом «Об акционерных обществах»;

9) приобретение размещенных обществом акций, облигаций и иных ценных бумаг в случаях, предусмотренных федеральным законом «Об акционерных обществах»;

10) рекомендации по размеру выплачиваемых членам ревизионной комиссии общества вознаграждений и компенсаций и определение размера оплаты услуг аудитора;

11) рекомендации по размеру дивиденда по акциям и порядку его выплаты;

12) использование резервного фонда и иных фондов общества;

13) утверждение внутренних документов общества, за исключением внутренних документов, утверждение которых отнесено федеральным законом «Об акционерных обществах» к компетенции общего собрания акционеров, а также иных внутренних документов общества, утверждение которых отнесено к компетенции исполнительных органов общества, внесение в эти документы изменений и дополнений;

14) создание и ликвидация филиалов, открытие и ликвидация представительств общества, утверждение положений о филиалах и представительствах, внесение в них изменений и дополнений;

15) одобрение крупных сделок в случаях, предусмотренных главой X Федерального закона «Об акционерных обществах»;

16) одобрение сделок, предусмотренных главой XI федерального закона «Об акционерных обществах»;

17) утверждение регистратора общества и условий договора с ним, а также расторжение договора с ним;

18) вынесение на общее собрание акционеров общества вопросов о реорганизации и ликвидации общества, назначении ликвидационной комиссии, а также иных вопросов, предусмотренных федеральным законом «Об акционерных обществах»;

19) предлагает в повестку дня общего собрания акционеров общества вопросы, указанные в пп. 2, 6, 14-19 п. 1 ст. 48 федерального закона «Об акционерных обществах», также иные вопросы решение по которым, в соответствии с уставом общества, принимается общим собранием акционеров только по предложению совета директоров;

20) утверждение отчета об итогах приобретения акций общества;

21) принятие решений о внесении в устав общества изменений и дополнений по результатам размещения акций общества, в том числе изменений, связанных с увеличением уставного капитала общества;

22) внесение в устав общества изменений и дополнений, связанных с созданием филиалов и представительств общества и их ликвидацией;

23) определение лица, имеющего право подписать договор от имени общества с единоличным исполнительным органом и членами коллегиального исполнительного органа общества;

24) принятие решения о проверке финансово-хозяйственной деятельности общества;

25) предварительное утверждение годового отчета общества;

26) определение перечня дополнительных документов, обязательного для хранения в обществе;

27) утверждение решения о выпуске ценных бумаг, проспекта эмиссии ценных бумаг, отчета об итогах выпуска ценных бумаг, внесение в них изменений и дополнений;

28) принятие решения о размере вознаграждения единоличному исполнительному органу, членам коллегиального исполнительного органа, секретарю совета директоров общества;

29) разрешение на совмещение лицом, осуществляющим полномочия единоличного исполнительного органа общества, и членами коллегиального исполнительного органа общества должностей в органах управления других организаций;

30) образование коллегиального исполнительного органа общества, досрочное прекращение полномочий членов коллегиального исполнительного органа;

31) одновременное принятие решений: о приостановлении полномочий единоличного исполнительного органа или управляющей организации (управляющего), в случаях предусмотренных уставом общества; об образовании временного единоличного исполнительного органа общества, на условиях определенных уставом общества; о проведении внеочередного общего собрания акционеров для решения вопроса о досрочном прекращении полномочий единоличного исполнительного органа общества или управляющей организации (управляющего) и об образовании нового исполнительного органа общества или о передаче полномочий единоличного исполнительного органа общества управляющей организации или управляющему;

32) одновременное принятие решений: об образовании временного единоличного исполнительного органа общества и о проведении внеочередного общего собрания акционеров для решения вопроса о досрочном прекращении полномочий единоличного исполнительного органа общества или управляющий организации (управляющего) и об образовании нового единоличного исполнительного органа общества или о передаче его полномочий управляющей организации или управляющему, в случае, если единоличный исполнительный орган или управляющая организация (управляющий) не могут исполнять свои обязанности;

33) утверждение долгосрочной концепции развития общества;

34) утверждение ежеквартального отчета общества эмитента эмиссионных ценных бумаг;

35) избрание секретаря совета директоров;

36) создание комитетов, комиссий и рабочих групп при совете директоров общества, а также утверждение положений о них, регламента и плана их работы;

37) утверждение плана работы совета директоров;

38) принятие решения о размере и порядке выплаты/невыплаты единоличному исполнительному органу общества и/или членам коллегиального исполнительного органа общества компенсационного вознаграждения в случаях, предусмотренных настоящем уставом;
39) утверждение и изменение условий договора, заключаемого с коммерческой организацией (управляющей организацией) или индивидуальным предпринимателем, в случае принятия общим собранием акционеров решения о передачи полномочий единоличного исполнительного органа коммерческой организации (управляющей организации) или индивидуальному предпринимателю;
40) иные вопросы, предусмотренные федеральным законом «Об акционерных обществах» и уставом общества.

3. Кворумом для проведения заседания совета директоров является присутствие и/или наличие письменного мнения более половины от числа избранных членов совета директоров, кроме вопросов, для принятия решения по которым в соответствии с федеральным законом «Об акционерных обществах» и уставом общества требуется единогласие, большинство в три четверти голосов или большинство всех членов совета директоров без учета голосов выбывших членов совета директоров. В случае равенства голосов при проведении голосования, право решающего голоса принадлежит председателю совета директоров общества.
4. Решения на заседании совета директоров общества принимаются большинством голосов членов совета директоров общества, принимающих участие в заседании и/или выразивших свое мнение письменно, если федеральным законом «Об акционерных обществах», уставом общества или внутренним положением не предусмотрено иное.
5. Решение совета директоров может быть принято заочным голосованием. Порядок созыва и проведения заседаний совета директоров общества, а также порядок принятия решений заочным голосованием определяются соответствующим внутренним положением общества. Решение совета директоров, принимаемое заочным голосованием, считается действительным, если в заочном голосовании участвовали более половины от числа избранных членов совета директоров общества, кроме вопросов, для принятия решения по которым, в соответствии с федеральным законом «Об акционерных обществах» и уставом общества требуется единогласие, большинство в три четверти голосов или большинство всех избранных членов совета директоров без учета голосов выбывших членов совета директоров.
6. Решение об одобрении сделки, в совершении которой имеется заинтересованность, принимается советом директоров общества большинством голосов независимых директоров, не заинтересованных в ее совершении. В случае, если все члены совета директоров общества признаются заинтересованными лицами и/или не являются независимыми директорами, сделка может быть одобрена решением общего собрания акционеров, принятым в порядке, предусмотренном п. 4 ст. 83 федерального закона «Об акционерных обществах».
7. Решения по вопросам, указанным в пп. 31, 32 п. 2 ст. 10 устава общества принимаются большинством в три четверти голосов членов совета директоров общества от числа избранных членов совета директоров, при этом не учитываются голоса выбывших членов совета директоров.
8. Решения по вопросам, указанным в пп. 5, 6, 15 п. 2 ст. 10 устава общества принимаются единогласно всеми избранными членами совета директоров, при этом не учитываются голоса выбывших членов совета директоров. Если единогласие совета директоров общества не достигнуто, то по решению совета директоров общества эти вопросы могут быть вынесены на решение общего собрания акционеров, при условии, что принятие решений по этим вопросам федеральным законом «Об акционерных обществах» или уставом общества отнесено к компетенции общего собрания акционеров.
9. При подготовке к проведению общего собрания акционеров совет директоров общества определяет:
   - форму проведения общего собрания акционеров (собрание или заочное голосование);
   - дату, место, время проведения общего собрания акционеров и в случае, когда в соответствии с п. 3 ст. 60 федерального закона «Об акционерных обществах» заполненные бюллетени могут быть направлены обществу, почтовый адрес, по которому могут направляться заполненные бюллетени, либо в случае проведения общего собрания акционеров в форме заочного голосования дату окончания приема бюллетеней для голосования и почтовый адрес, по которому должны направляться заполненные бюллетени;
   - дату составления списка лиц, имеющих право на участие в общем собрании акционеров;
   - повестку дня общего собрания акционеров;
   - порядок сообщения акционерам о проведении общего собрания акционеров;
   - перечень информации (материалов), предоставляемой акционерам при подготовке к проведению общего собрания акционеров, и порядок ее предоставления;
   - форму и текст бюллетеня для голосования.
10. Совет директоров общества состоит из 7 (семи) человек. Члены совета директоров общества ежегодно избираются общим собранием акционеров кумулятивным голосованием. При проведении кумулятивного голосования на каждую голосующую акцию должно приходиться количество голосов, равное общему числу членов совета директоров общества. Акционер вправе отдать голоса по принадлежащим ему акциям полностью за одного кандидата или распределить их между несколькими кандидатами в члены совета директоров. Избранными в состав совета директоров общества считаются кандидаты, набравшие наибольшее число голосов.
11. Председатель совета директоров общества избирается членами совета директоров общества из их числа

большинством голосов от общего числа избранных членов совета директоров общества на срок до следующего годового общего собрания акционеров. Совет директоров общества не вправе переизбрать своего председателя в течении срока действия его полномочий.

12. Председатель совета директоров общества организует его работу, созывает заседания совета директоров общества и председательствует на них, организует на заседаниях ведение протокола, председательствует на общем собрании акционеров.
13. Заседание совета директоров общества созывается председателем совета директоров по его собственной инициативе, по требованию члена совета директоров, ревизионной комиссии общества, аудитора или исполнительных органов общества. Заседания совета директоров проводятся по мере необходимости, но не реже одного раза в квартал. Решения на заседании совета директоров общества принимаются простым большинством голосов присутствующих, за исключением вопросов, указанных в Федеральном законе «Об акционерных обществах» или уставе общества.
14. При решении вопросов на заседании совета директоров общества каждый член совета директоров общества обладает одним голосом.
15. Передача права голоса членом совета директоров общества иному лицу, в том числе другому члену совета директоров общества, не допускается.

Статья 11. Исполнительные органы общества

1. Компетенция, порядок созыва и проведения заседаний, а также принятия решений исполнительными органами общества определяется законодательством Российской Федерации, настоящим уставом и соответствующим внутренним положением общества.
   В компетенцию единоличного исполнительного органа входит решение всех вопросов прямо не отнесенных к компетенции общего собрания акционеров, совета директоров и коллегиального исполнительного органа общества.
2. Руководство текущей деятельностью ОАО «ТД ГУМ» осуществляется единоличным исполнительным органом (генеральным директором или лицом которому по решению общего собрания акционеров общества переданы полномочия единоличного исполнительного органа - управляющая организация, управляющий) и коллегиальным исполнительным органом (правлением).
3. Генеральный директор избирается общим собранием акционеров сроком на 4 (четыре) года. Общее собрание акционеров вправе принять решение о досрочном прекращении его полномочий в соответствии с положениями федерального закона «Об акционерных обществах» и настоящего устава.
   По решению общего собрания акционеров полномочия единоличного исполнительного органа общества могут быть переданы по договору коммерческой организации (управляющей организации) или индивидуальному предпринимателю (управляющему) сроком на 2 (два) года. Решение о передаче полномочий единоличного исполнительного органа общества управляющей организации (управляющему) принимается общим собранием акционеров только по предложению совета директоров общества.
   Управляющая организация (управляющий) утверждается по предложению совета директоров общества общим собранием акционеров.
   Полномочия генерального директора действуют с момента его избрания общим собранием акционеров до образования единоличного исполнительного органа общества следующим через 4 (четыре) года годовым общим собранием.
   Полномочия управляющей организации (управляющего) действуют с момента утверждения управляющей организации (управляющего) годовым общим собранием до образования единоличного исполнительного органа общества следующим через 2 (два) года годовым общим собранием.
4. Права и обязанности, порядок досрочного расторжения договора, сроки и размеры оплаты вознаграждения лица осуществляющего полномочия единоличного исполнительного органа определяются Гражданским Кодексом Российской Федерации, федеральным Законом "Об акционерных обществах", настоящим уставом и договором, заключаемым с обществом. Договор от имени общества подписывается председателем совета директоров или лицом, уполномоченным советом директоров общества.
5. Лицо, осуществляющие полномочия единоличного исполнительного органа ОАО «ТД ГУМ», без доверенности действует от имени общества.
6. Компетенция единоличного исполнительного органа общества:
   1) представление интересов общества в России и за рубежом;
   2) право первой подписи на документах;
   3) вынесение вопросов от своего имени и от имени коллегиального исполнительного органа на рассмотрение совета директоров общества;
   4) руководство работой коллегиального исполнительного органа;
   5) утверждение штатов, заключение всех видов хозяйственных сделок от лица общества, трудовых договоров (контрактов), соглашений;
   6) определение структуры управления и соподчинения персонала общества;
   7) заключение и расторжение гражданско-правовых договоров с исполнительными органами дочерних обществ, филиалов и представительств общества;
   8) открытие в банках счетов общества;
   9) распоряжение имуществом общества;

10) организация бухгалтерского учета и отчетности общества;
11) издание приказов и распоряжений, обязательных для исполнения всеми работниками общества;
12) принятие решений об обращении в суд, подписание мирового соглашения и отказа от иска;
13) ведение и хранение реестра акционеров общества;
14) ведение учета аффилированных лиц общества;
15) организация исполнения решений общего собрания акционеров и совета директоров общества;
16) принятие решений об участии и о прекращении участия общества в других организациях (за исключением организаций, указанных в подпункте 18 пункта 1 статьи 48 федерального закона «Об акционерных обществах»;
17) решение иных вопросов, относящихся к сфере деятельности единоличного исполнительного органа общества.

7. Решение о приостановлении полномочий единоличного исполнительного органа может быть принято соответствующим органом управления общества только, если:
- судебным решением, вступившим в законную силу, был установлен факт раскрытия государственной, служебной и коммерческой тайны, конфиденциальной информации, за исключением случаев, когда раскрытие такой информации и тайны осуществлялось на основании положений законодательства Российской Федерации или не повлекло нанесение значительных убытков обществу;
- лицо постоянно отсутствует по месту нахождения соответствующего органа в течение более трех месяцев, за исключением случаев, когда такое отсутствие вызвано реализацией своих прав и исполнением своих обязанностей, установленных законом, настоящим уставом и соответствующим положением;
- в случае вступления в силу приговора суда, которым соответствующее лицо осуждено к наказанию, исключающему продолжение нормального и добросовестного исполнения своих обязанностей;
- в случае занятия соответствующей должности в государственной организации (получения статуса государственного служащего) или в случае избрания лица на выборную должность, пребывание в которой в соответствии с законодательством Российской Федерации не совместимо с продолжением исполнения обязанностей единоличного исполнительного органа;
- судебным решением, вступившим в законную силу, был установлен факт причинения лицом своими действиями (бездействием) обществу существенных убытков;
- в отношении управляющей организации (управляющего) было возбуждено производство по делу о несостоятельности (банкротстве).

При образовании временного единоличного исполнительного органа совет директоров должен его образовывать только из числа членов действующего коллегиального исполнительного органа. Члены коллегиального исполнительного органа не вправе отказаться от назначения их временным единоличным исполнительным органом.

8. Решение об образовании временного единоличного органа может быть принято советом директоров, в следующих случаях:
- если единоличный исполнительный орган или управляющая организация (управляющий) не могут исполнять свои обязанности. Невозможность исполнения обязанностей единоличным исполнительным органом или управляющей организацией (управляющим), может возникнуть, в частности, если срок полномочий единоличного исполнительного органа, а также управляющей организации (управляющего) истек либо их полномочия прекращены досрочно, а новый единоличный исполнительный орган общества не образован или полномочия единоличного исполнительного органа не переданы управляющей организации (управляющему);

В этом случае, совет директоров общества обязан одновременно принять решение об образовании временного единоличного органа общества с учетом положений устава и о проведении внеочередного общего собрания акционеров для решения вопросов о досрочном прекращении полномочий единоличного исполнительного органа общества или управляющей организации (управляющего) и об образовании нового единоличного исполнительного органа общества или о передаче полномочий единоличного исполнительного органа общества управляющей организации (управляющему).

9. Временный единоличный исполнительный орган общества осуществляет руководство текущей деятельностью общества в пределах компетенции единоличного исполнительного органа общества.
10. В случае принятия общим собранием акционеров общества решения о досрочном прекращении полномочий единоличного исполнительного органа общества, совет директоров общества обязан принять решение о выплате им компенсационного вознаграждения в размере и порядке, определенном решением совета директоров общества и договором.
11. Коллегиальный исполнительный орган (правление) состоит из 5 (пяти) человек. Кворум заседания правления составляет более половины членов правления, от количества установленного уставом общества
12. Члены коллегиального исполнительного органа в количестве 4 (четырех) человек избираются советом директоров раз в два года. Генеральный директор (уполномоченный представитель управляющей организации или управляющий - индивидуальный предприниматель) является председателем коллегиального исполнительного органа. В случае досрочного прекращения полномочий коллегиального исполнительного органа полномочия генерального директора (уполномоченного представителя управляющей организации или управляющего - индивидуального предпринимателя) как председателя

правления продолжают действовать. В случае досрочного прекращения полномочий коллегиального исполнительного органа полномочия вновь избранного коллегиального исполнительного органа действуют до следующего через 2 (два) года заседания совета директоров за заседанием, на котором был избран коллегиальный исполнительный орган. Совет директоров вправе принять решение о досрочном прекращении полномочий членов коллегиального исполнительного органа общества в соответствии с положениями федерального закона «Об акционерных обществах» и настоящего устава.

13. Компетенция коллегиального исполнительного органа общества:
    1) разработка концепции развития общества;
    2) утверждение среднесрочных направлений деятельности общества основных направлений деятельности общества и финансово-хозяйственного плана общества;
    3) утверждение внутренних документов общества, по вопросам отнесенным к компетенции коллегиального исполнительного органа;
    4) решение об одобрении распоряжения имуществом общества, стоимость которого составляет от 15 (пятнадцати) до 25 (двадцати пяти) процентов балансовой стоимости активов общества, определенной по данным бухгалтерской отчетности на последнюю отчетную дату;
    5) принятие решений, обязательных для дочерних обществ, филиалов и представительств общества;
    6) принятие решений о назначении руководителей филиалов и представительств общества;
    7) принятие решений по вопросам повестки дня общих собраний дочерних обществ (высших органов управления иных организаций), единственным участником которых является ОАО «ТД ГУМ», кроме случаев когда принятие таких решений отнесено к компетенции совета директоров общества;
    8) назначение лиц, представляющих общество на общих собраниях акционеров обществ (высших органов управления иных организаций), участником которых является общества и выдача им инструкций по голосованию;
    9) выдвижение кандидатур единоличных исполнительных органов (управляющих, управляющих организаций), членов коллегиальных исполнительных органов, членов советов директоров, а так же кандидатур в иные органы управления организаций, участником которых является общество;
    10) вынесение на рассмотрение совета директоров положений о структурных подразделениях общества и его филиалах, а также иных вопросов;
    11) принятие решения о размере вознаграждения руководителей основных структурных подразделений и секретаря коллегиального исполнительного органа общества;
    12) обсуждение вопросов выносимых на совет директоров и общее собрание акционеров;
    13) решение иных вопросов, относящихся к сфере деятельности коллегиального исполнительного органа общества.
14. Заседания правления проводятся по мере необходимости, но не реже 1 (одного) раза в месяц. Решения на заседании правления общества принимаются большинством голосов членов правления, принимающих участие в заседании. При равенстве голосов «за» и «против», голос председателя правления общества является решающим. На заседании правления ведется письменный протокол. Председатель правления несет ответственность за достоверность информации, содержащейся в протоколе.
15. Решение правления может быть принято заочным голосованием. Порядок созыва и проведения заседаний правления общества, а также порядок принятия решений заочным голосованием определяются соответствующим внутренним положением общества. Решение правления, принимаемое заочным голосованием, считается действительным, если в заочном голосовании участвовали более половины от числа членов правления определенного уставом общества.
15. В случае, если количество членов коллегиального исполнительного органа общества стало менее количества, составляющего кворум, совет директоров общества обязан принять решение о досрочном прекращении полномочий коллегиального исполнительного органа общества и об образовании нового коллегиального исполнительного органа общества (переизбрания в полном составе).
16. В случае принятия советом директоров решения о досрочном прекращении полномочий членов коллегиального исполнительного органа, освобождаемым членам коллегиального исполнительного органа выплачивается компенсационная выплата в соответствии с условиями заключенного с ними договора, но не менее суммы в рублях Российской Федерации эквивалентной 50 000 (пятьдесят тысяч) долларов США, по курсу ЦБ РФ на дату их фактического получения членом правления.

    Компенсационная выплата освобождаемым членам коллегиального исполнительного органа может не выплачиваться, по решению совета директоров, если решение совета директоров о досрочном прекращении полномочий членов коллегиального исполнительного органа принято на основании:

    - вступившего в законную силу судебного решения, которым был установлен факт раскрытия членом правления государственной, служебной и коммерческой тайны, конфиденциальной информации, за исключением случаев когда раскрытие такой информации и тайны осуществлялось на основании положений законодательства Российской Федерации или не повлекло нанесение значительных убытков обществу;
    - факта постоянного отсутствия члена правления по месту нахождения соответствующего органа в течение более трех месяцев, за исключением случаев, когда такое отсутствие вызвано реализацией своих прав и исполнением своих обязанностей, установленных законом, настоящим уставом и соответствующим положением;

• вступившего в силу приговора суда, которым член правления осужден к наказанию, исключающему продолжение нормального и добросовестного исполнения своих обязанностей;
• судебного решения, вступившего в законную силу, которым был установлен факт причинения членом правления своими действиями (бездействием) обществу существенных убытков.

Статья 12. Ответственность членов совета директоров и исполнительных органов общества

1. Члены совета директоров общества, единоличный исполнительный орган общества, временный единоличный исполнительный орган, члены коллегиального исполнительного органа общества, а равно управляющая организация или управляющий при осуществлении своих прав и исполнении обязанностей должны действовать в интересах общества, осуществлять свои права и исполнять обязанности в отношении общества добросовестно и разумно.
2. Члены совета директоров общества, единоличный исполнительный орган общества, временный единоличный исполнительный орган, члены коллегиального исполнительного органа общества, а равно управляющая организация или управляющий несут ответственность перед обществом за убытки, причиненные обществу их виновными действиями (бездействием), если иные основания и размер ответственности не установлены федеральными законами.
Члены совета директоров общества, единоличный исполнительный орган общества, временный единоличный исполнительный орган, члены коллегиального исполнительного органа общества, а равно управляющая организация или управляющий несут ответственность перед обществом или акционерами за убытки, причиненные их виновными действиями (бездействием), нарушающими порядок приобретения акций общества, предусмотренный главой XI.1 федерального закона «Об акционерных обществах».
При этом члены совета директоров общества, голосовавшие против решения, которое повлекло причинение обществу убытков, или не принимавшие участия в голосовании, не несут ответственности.

Статья 13. Фонды общества

1. В обществе создается резервный фонд в размере 15 (пятнадцати) процентов от уставного капитала общества. Величина ежегодных отчислений в резервный фонд общества составляет 5 (пять) процентов от чистой прибыли общества. Указанные отчисления производятся до достижения размера резервного фонда, предусмотренного уставом.
2. Из чистой прибыли общества, по решению совета директоров общества, может быть сформирован специальный фонд акционирования работников общества. Его средства расходуются исключительно на приобретение акций общества, продаваемых акционерами, для последующего распределения работникам общества. При возмездной реализации работникам общества акций, приобретенных за счет средств фонда акционирования работников общества, вырученные средства направляются на формирование указанного фонда.

Статья 14. Учет, отчетность и документы общества. Информация об обществе

1. Бухгалтерский учет и финансовая отчетность общества осуществляется в соответствии с законодательством Российской Федерации. Организация документооборота в ОАО «ТД ГУМ», включая филиалы и представительства, определяется единоличным исполнительными органом общества. Ответственность за организацию, состояние и достоверность бухгалтерского учета, финансовой отчетности, а также сведений о деятельности общества несет единоличный исполнительный орган общества.
2. Общество обязано обеспечить акционерам доступ к документам, предусмотренным п. 1 ст. 89 федерального закона «Об акционерных обществах». К документам бухгалтерского учета и протоколам заседаний коллегиального исполнительного органа имеют право доступа акционеры (акционер), имеющие в совокупности не менее 25 (двадцати пяти) процентов голосующих акций общества.
3. Документы, предусмотренные п. 1 ст. 89 федерального закона «Об акционерных обществах», должны быть предоставлены обществом в течение 7 (семи) дней со дня предъявления соответствующего требования для ознакомления в помещении исполнительного органа общества. Общество обязано по требованию лиц, имеющих право доступа к документам, предусмотренным п. 1 ст. 89 федерального закона «Об акционерных обществах», предоставить им копии указанных документов. Плата, взимаемая обществом за предоставление данных копий, не может превышать затраты на их изготовление.
4. Достоверность данных, содержащихся в годовых отчетах общества, годовой бухгалтерской отчетности, должна быть подтверждена ревизионной комиссией общества.
Перед опубликованием обществом указанных в настоящем пункте устава документов общество обязано привлечь для ежегодной проверки и подтверждения годовой финансовой отчетности аудитора, не связанного имущественными интересами с обществом или его акционерами.
Годовые отчеты общества подлежат предварительному утверждению советом директоров общества не позднее чем за 30 (тридцать) дней до даты проведения годового общего собрания акционеров.
5. Общество ведет учет его аффилированных лиц и предоставляет отчетность о них в соответствии с требованиями законодательства Российской Федерации.

Статья 15. Контроль и проверка финансово-хозяйственной деятельности общества

1. Контроль за финансово-хозяйственной деятельностью общества осуществляется ревизионной комиссией. Порядок деятельности ревизионной комиссии определяется соответствующим внутренним положением

общества.

2. Ревизионная комиссия общества избирается в составе 7 (семи) человек общим собранием акционеров на срок до следующего годового общего собрания акционеров.
   В случае, когда число членов ревизионной комиссии становится менее количества, составляющего кворум для проведения заседания ревизионной комиссии, совет директоров обязан созвать внеочередное общее собрание акционеров для избрания ревизионной комиссии. Оставшиеся члены ревизионной комиссии осуществляют свои функции до избрания ревизионной комиссии.
3. Кворумом для проведения заседаний ревизионной комиссии является присутствие не менее половины от количественного состава ревизионной комиссии, определенного уставом общества.
   Заседания ревизионной комиссии общества проводятся в форме совместного присутствия членов комиссии для обсуждения вопросов повестки дня и принятия решений по вопросам, поставленным на голосование.
   При решении вопросов каждый член комиссии обладает одним голосом. Передача права голоса членом ревизионной комиссии общества иному лицу, в том числе другому члену ревизионной комиссии, не допускается.
   Решения ревизионной комиссии принимаются, а заключения утверждаются большинством голосов поименным голосованием или поднятием руки присутствующих на заседании членов ревизионной комиссии. При равенстве голосов решающим является голос председателя ревизионной комиссии.
4. Полномочия отдельных членов или всего состава ревизионной комиссии могут быть прекращены досрочно решением общего собрания акционеров.
   Если полномочия всех членов ревизионной комиссии прекращены досрочно, а внеочередное общее собрание акционеров не избрало членов ревизионной комиссии в количестве, составляющем кворум для проведения ее заседания, определенном настоящим уставом, то полномочия ревизионной комиссии продлеваются до выборов ревизионной комиссии.
   Член ревизионной комиссии вправе по своей инициативе выйти из ее состава в любое время, письменно известив об этом общество.
   Полномочия члена ревизионной комиссии прекращаются автоматически в связи с его вхождением в совет директоров, коллегиальный исполнительный орган, ликвидационную и счетную комиссии, занятием должности генерального директора общества.
5. Членом ревизионной комиссии может быть как акционер общества, так и любое лицо, предложенное акционером. Члены ревизионной комиссии общества не могут одновременно являться членами совета директоров общества, а также занимать иные должности в органах управления общества.
6. В компетенцию ревизионной комиссии входит:
   1) проверка финансовой документации общества, бухгалтерской отчетности, заключений комиссии по инвентаризации имущества, сравнение указанных документов с данными первичного бухгалтерского учета;
   2) анализ правильности и полноты ведения бухгалтерского, налогового, управленческого и статистического учета;
   3) проверка правильности исполнения бюджетов общества;
   4) проверка правильности исполнения порядка распределения прибыли общества за отчетный финансовый год, утвержденного общим собранием акционеров;
   5) анализ финансового положения общества, его платежеспособности, ликвидности активов, соотношения собственных и заемных средств, чистых активов и уставного капитала, выявление резервов улучшения экономического состояния общества, выработка рекомендаций для органов управления обществом;
   6) проверка своевременности и правильности платежей поставщикам продукции и услуг, платежей в бюджет и внебюджетные фонды, начислений и выплат дивидендов, процентов по облигациям, погашения прочих обязательств;
   7) подтверждение достоверности данных, включаемых в годовые отчеты общества, годовую бухгалтерскую отчетность, распределение прибыли, отчетной документации для налоговых и статистических органов, органов государственного управления.
7. Ревизионная комиссия имеет право:
   - требовать личного объяснения от членов органов управления общества и работников общества, по вопросам, находящимся в компетенции ревизионной комиссии;
   - ставить перед органами управления вопрос об ответственности работников общества, включая членов органов управления общества, в случае нарушения ими устава, положений, правил и инструкций, принимаемых обществом;
   - привлекать на договорной основе к своей работе специалистов, не занимающих штатных должностей в обществе.
8. По требованию ревизионной комиссии общества лица, занимающие должности в органах управления общества, обязаны представить документы о финансово-хозяйственной деятельности общества.
   Указанные документы должны быть представлены в течение 3 (трех) дней с момента предъявления письменного запроса.
9. Ревизионная комиссия общества вправе потребовать созыва внеочередного общего собрания акционеров в порядке, предусмотренном федерального закона «Об акционерных обществах» и уставом общества.
10. Ревизионная комиссия вправе требовать созыва заседания совета директоров общества. Председатель совета

директоров не вправе отказать ревизионной комиссии в созыве заседания совета директоров по ее требованию.

11. Членам ревизионной комиссии общества в период исполнения ими своих обязанностей могут выплачиваться вознаграждения и/или компенсироваться расходы, связанные с исполнением ими своих обязанностей. Размеры таких вознаграждений и компенсаций устанавливаются решением общего собрания акционеров по рекомендации совета директоров общества.
12. Проверка (ревизия) финансово-хозяйственной деятельности общества осуществляется по итогам деятельности общества за год, а также в любое иное время по инициативе ревизионной комиссии общества, решению общего собрания акционеров, совета директоров общества или по требованию акционера (акционеров) общества, владеющего в совокупности не менее чем 10 (десять) процентами голосующих акций общества.
13. Для осуществления годовой проверки финансово-хозяйственной деятельности общества, ОАО «ТД ГУМ» заключает договор с аудиторской организацией (внешний аудит).

Статья 16. *Дочерние и зависимые общества*

1. Правовой статус дочерних и зависимых обществ ОАО «ТД ГУМ» определяется законодательством Российской Федерации и соответствующими уставами дочерних и зависимых обществ.
2. Коллегиальный исполнительный орган общества вправе определять решения по вопросам, отнесенным к деятельности дочерних и зависимых обществ ОАО «ТД ГУМ».
3. Решения об учреждении и увеличении/уменьшении размера уставного капитала дочерних и зависимых обществ принимаются соответствующими органами управления ОАО «ТД ГУМ», в соответствии с их компетенцией.

Статья 17. Филиалы и представительства общества

1. Общество может создавать филиалы и открывать представительства на территории Российской Федерации и за ее пределами.
2. Филиалы и представительства осуществляют деятельность от имени общества, которое несет ответственность за их деятельность.
3. Филиалы и представительства не являются юридическими лицами, наделяются обществом имуществом и действуют в соответствии с положением о них. Имущество филиалов и представительств учитывается на их отдельном балансе и на балансе общества.
4. Руководители филиалов и представительств назначаются коллегиальным исполнительным органом общества и подписывают соответствующий контракт с обществом. Руководители филиалов и представительств действуют от имени общества на основании доверенности.
5. Внесение в устав общества изменений, связанных с созданием филиалов, открытием представительств общества и их ликвидацией, осуществляется на основании решения совета директоров ОАО «ТД ГУМ».
6. Общество не имеет филиалов и представительств.

Статья 18. Реорганизация общества

1. Общество может быть добровольно реорганизовано по решению общего собрания акционеров ОАО «ТД ГУМ». Другие основания и порядок реорганизации общества определяется действующим законодательством Российской Федерации.
2. Реорганизация общества может быть осуществлена в форме слияния, присоединения, разделения, выделения, преобразования в иную организационно-правовую форму в порядке, предусмотренном законодательством Российской Федерации.

Статья 19. Ликвидация общества

1. Общество может быть ликвидировано по решению общего собрания акционеров ОАО «ТД ГУМ» или по решению суда в случаях и порядке, предусмотренных действующим законодательством Российской Федерации.
2. Ликвидация общества считается завершенной, а общество прекратившим существование с момента внесения органом государственной регистрации соответствующей записи в государственный реестр юридических лиц.

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2007 JUL 10 A 8:22

CORPORATE FINANCE

Утверждено
общим собранием акционеров
ОАО «Торговый Дом ГУМ»
Протокол № 20 от 05 июня 2007 года

Председатель общего собрания акционеров
ОАО «Торговый Дом ГУМ»
В.Л. Вечканов

ПОЛОЖЕНИЕ
«О порядке подготовки, созыва и проведения общего собрания акционеров открытого акционерного общества «Торговый Дом ГУМ»
(новая редакция)

г. Москва, 2007 г.

1. ОБЩИЕ ПОЛОЖЕНИЯ

1. Настоящее положение разработано в соответствии с Гражданским кодексом Российской Федерации, Федеральным законом "Об акционерных обществах", иными нормативными правовыми актами Российской Федерации и уставом общества, определяет порядок созыва, проведения и подведения итогов общего собрания акционеров.

Если какие-либо вопросы, связанные с созывом, подготовкой и проведением общего собрания акционеров, не урегулированы нормами указанных актов, то они должны решаться исходя из необходимости обеспечения прав и интересов акционеров.

Общество обеспечивает равную возможность участия всех акционеров в общем собрании акционеров.

2. ГОДОВОЕ ОБЩЕЕ СОБРАНИЕ АКЦИОНЕРОВ

1. Общество обязано ежегодно проводить годовое общее собрание.

2. Годовое общее собрание проводится в сроки, установленные решением совета директоров общества, но не ранее чем через 2 месяца и не позднее чем через 6 месяцев после окончания финансового года.

Финансовый год установлен с 1 января по 31 декабря текущего календарного года.

3. На годовом общем собрании акционеров в обязательном порядке решаются следующие вопросы:

- утверждение годовых отчетов общества;
- утверждение годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) общества;
- утверждение распределения прибыли, в том числе выплаты (объявления) дивидендов, и убытков общества по результатам финансового года;
- избрание членов совета директоров;
- избрание ревизионной комиссии общества;
- утверждение аудитора общества.

На годовом общем собрании может решаться вопрос об образовании единоличного и коллегиального исполнительного органа общества, если решение этого вопроса не отнесено уставом к компетенции совета директоров общества.

4. На годовом общем собрании могут решаться иные вопросы, отнесенные к компетенции общего собрания акционеров, если они были внесены в повестку дня в установленном законом и уставом общества порядке.

3. ПРЕДЛОЖЕНИЯ О ВНЕСЕНИИ ВОПРОСОВ В ПОВЕСТКУ ДНЯ ГОДОВОГО ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ. ПРЕДЛОЖЕНИЯ О ВЫДВИЖЕНИИ КАНДИДАТОВ В ОРГАНЫ ОБЩЕСТВА ДЛЯ ИЗБРАНИЯ НА ГОДОВОМ ОБЩЕМ СОБРАНИИ АКЦИОНЕРОВ.

1. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций общества, вправе внести вопросы в повестку дня годового общего собрания акционеров.

2. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций общества, вправе выдвинуть кандидатов в совет директоров общества, ревизионную комиссию, коллегиальный исполнительный орган, если решение этого вопроса не отнесено уставом к компетенции совета директоров общества, число которых не может превышать количественный состав соответствующего органа, определенный уставом общества, а также кандидата в аудиторы общества и на должность единоличного исполнительного органа. В случае, если в предложении указано число кандидатов большее, чем определенный в уставе количественный состав соответствующего органа общества, рассматривается число кандидатов, соответствующее количественному составу данного органа, определенному в уставе общества. В этом случае учитываются первые по порядку кандидаты, названные в предложении о выдвижении кандидатов в органы общества.

3. Предложения о внесении вопросов в повестку дня годового общего собрания акционеров и предложение о выдвижении кандидатов в органы общества должны поступить в общество не позднее чем через 60 дней после окончания финансового года. Предложения о внесении вопросов в повестку дня и предложения о выдвижении кандидатов в органы управления и иные органы общества могут быть внесены путем:

- направления почтовой связью по адресу (месту нахождения) единоличного исполнительного органа (по адресу управляющего или адресу (месту нахождения) постоянно действующего исполнительного органа управляющей организации) общества, содержащемуся в едином государственном реестре юридических лиц, по адресам, указанным в уставе общества или в ином внутреннем документе, регулирующем деятельность общего собрания;
- вручена под роспись лицу, осуществляющему функции единоличного исполнительного органа общества, председателю совета директоров (наблюдательного совета) общества или иному лицу, уполномоченному принимать письменную корреспонденцию, адресованную обществу.

4. Число акций, принадлежащих акционеру, подписавшему предложение о внесении вопросов в повестку дня годового общего собрания акционеров и предложение о выдвижении кандидатов в органы общества, определяется на дату внесения предложения в общество.

Если после указанной даты доля акций у акционера уменьшится и составит менее 2 процентов акций общества либо акционер лишится голосующих акций, предложение признается правомочным и совет директоров обязан его рассмотреть. Не допускается отказ в удовлетворении предложения исключительно по этому основанию.

Совет директоров общества по собственной инициативе получает сведения из реестра владельцев именных ценных бумаг о количестве акций соответствующей категории (типа), принадлежащих акционеру, подписавшему предложение о внесении вопросов в повестку для годового общего собрания акционеров и предложение о выдвижении кандидатов в органы общества.

Акционер, подавший предложение о внесении вопросов в повестку дня годового общего собрания акционеров и предложение о выдвижении кандидатов в органы общества, вправе представить обществу выписку из реестра владельцев именных ценных бумаг, подтверждающую владение им соответствующим количеством акций общества на дату внесения предложения. В случае если предложение в повестку дня общего собрания акционеров подписано акционером (его представителем), права на акции которого учитываются по счету депо в депозитарии, к такому предложению должна прилагаться выписка со счета депо акционера в депозитарии, осуществляюшем учет прав на указанные акции.

5. Предложение акционера (акционеров) о внесении вопросов в повестку дня годового общего собрания акционеров и предложение о выдвижении кандидатов в органы общества вносятся в письменной форме. Устные предложения не принимаются и не рассматриваются.

6. Предложение о внесении вопросов в повестку дня годового общего собрания акционеров и предложение о выдвижении кандидатов в органы общества должно быть подписано акционерами, внесшими соответствующее предложение, должно содержать имя (наименование) акционера, подавшего такое предложение, сведения о количестве и категории (типе) акций, принадлежащих каждому акционеру, подписавшему предложение.

Если в предложении о внесении вопроса в повестку дня общего собрания акционеров или о выдвижении кандидатов в органы общества указывается, что оно вносится несколькими акционерами, но такое предложение подписано только частью из них, то оно считается внесенным теми акционерами (акционером), которые его подписали. Лица, подписавшие предложение о внесении вопроса в повестку дня общего собрания акционеров или о выдвижении кандидатов в органы общества, должны обладать в совокупности не менее 2% акций общества. Совет директоров обязан рассмотреть такое предложение и не вправе отказывать в его удовлетворении на основании отсутствия подписи всех акционеров, указанных в предложении.

Если предложение о внесении вопросов в повестку дня годового общего собрания акционеров и предложение о выдвижении кандидатов в органы общества подписывается представителем акционера, к предложению прилагается доверенность на совершение соответствующих действий или иные документы, удостоверяющие право представителя действовать от имени акционера. В случае если доверенность выдана в порядке передоверия, помимо нее или ее нотариально удостоверенной копии представляется также доверенность, на основании которой она выдана, или ее нотариально заверенная копия.

К иным документам, удостоверяющим право представителя действовать от имени акционера, относятся документы, подтверждающие полномочия представителя, основанные на положениях закона либо акта уполномоченного на то государственного органа или органа местного самоуправления.

Доверенности должны быть оформлены в соответствии с требованиями статьи 57 закона «Об акционерных обществах», пунктов 4 и 5 статьи 185 Гражданского кодекса Российской Федерации или удостоверены нотариально. В случае представления копии доверенности копия должна быть удостоверена нотариально.

7. Если в предложении о внесении вопросов в повестку дня годового общего собрания акционеров указаны неверные сведения о количестве, категории (типе) акций, принадлежащих акционеру, подписавшему предложение, и советом директоров установлено, что акционеры, подписавшие предложение, являлись на дату внесения предложения в совокупности владельцами не менее чем 2 процентов акций общества, то вопрос подлежит включению в повестку дня годового общего собрания акционеров.

Если в предложении о выдвижении кандидатов в органы общества указаны неверные сведения о количестве, категории (типе) акций, принадлежащих акционеру, подписавшему предложение, и советом директоров установлено, что акционеры, подписавшие предложение, являлись на дату внесения предложения в совокупности владельцами не менее чем 2 процентов акций общества, то предложенный кандидат подлежит включению в список кандидатур для голосования в соответствующий орган общества.

8. Письменное предложение о внесении вопросов в повестку дня годового общего собрания акционеров должно содержать формулировку каждого предлагаемого вопроса и может содержать формулировку решения по каждому предлагаемому вопросу.

9. Каждое предложение о внесении вопросов в повестку дня годового общего собрания акционеров рассматривается советом директоров в отдельности. Голоса акционеров, подписавших различные предложения о внесении вопросов в повестку дня годового общего собрания акционеров, не суммируются.

10. Совет директоров общества не вправе вносить изменения в формулировки вопросов, предложенных акционерами для включения в повестку дня годового общего собрания акционеров, и формулировки решений по таким вопросам.

Совет директоров общества вправе предлагать по собственной инициативе дополнительные формулировки проектов решений по вопросам, предложенным акционерами для включения в повестку дня годового общего собрания акционеров.

11. Предложение о выдвижении кандидатов должно содержать наименование органа, для избрания в который предлагается кандидат, а также сведения о кандидатах, предусмотренные статьей 9 пунктами 18 и 19 устава ОАО «Торговый Дом ГУМ».

12. Каждое предложение о внесении кандидатов для избрания в органы общества рассматривается советом директоров в отдельности. Голоса акционеров, подписавших различные предложения о выдвижении кандидатов для избрания в органы общества, не суммируются.

Если кандидат неоднократно назван в одном или в нескольких предложениях о выдвижении кандидатов в один орган общества, он считается выдвинутым на одно место в этот орган и вносится в список кандидатур для голосования в данный орган только один раз.

13. Совет директоров общества обязан рассмотреть поступившие предложения и принять решение о включении их в повестку дня общего собрания акционеров или об отказе во включении в указанную повестку дня не позднее 5 дней после окончания установленного уставом общества срока поступления в общество предложений о внесении вопросов в повестку дня годового общего собрания акционеров и предложений о выдвижении кандидатов в органы общества. Вопрос, предложенный акционерами (акционером), подлежит включению в повестку дня общего собрания акционеров, равно как выдвинутые кандидаты подлежат включению в список кандидатур для голосования по выборам соответствующего органа общества, за исключением случаев, когда:

- акционерами (акционером) не соблюдены установленные уставом общества сроки поступления в общество предложений о внесении вопросов в повестку дня годового общего собрания акционеров и предложений о выдвижении кандидатов в органы общества;
- акционеры (акционер), подписавшие предложение, не являются владельцами предусмотренного пунктом 1 статьи 53 Федерального закона "Об акционерных обществах" количества голосующих акций общества;
- предложение не соответствует требованиям, предусмотренным пунктами 3 и 4 статьи 53 Федерального закона "Об акционерных обществах", и основанным на них требованиям устава;
- вопрос, предложенный для внесения в повестку дня общего собрания акционеров общества, не отнесен к его компетенции Федеральным законом "Об акционерных обществах" и уставом общества и (или) не соответствует требованиям Федерального закона "Об акционерных обществах" и иных правовых актов Российской Федерации.

14. Мотивированное решение совета директоров общества об отказе во включении предложенного вопроса в повестку дня годового общего собрания акционеров или кандидата в список кандидатур для голосования по выборам в соответствующий орган общества направляется акционерам (акционеру), внесшим предложение не позднее 3 дней с даты принятия такого решения.

Мотивированное решение совета директоров общества об отказе во включении предложенного вопроса в повестку дня годового общего собрания акционеров или кандидата в список кандидатур для голосования по выборам соответствующего органа общества в связи с тем, что акционеры (акционер), подписавшие предложения, не являются владельцами предусмотренного п. 1 ст. 53 Федерального закона "Об акционерных обществах" количества голосующих акций общества, должно быть подтверждено справкой из реестра акционеров общества.

15. Решение совета директоров общества об отказе во включении вопроса в повестку дня годового общего собрания акционеров или кандидата в список кандидатур для голосования по выборам соответствующего органа общества, а также уклонение совета директоров общества от принятия решения могут быть обжалованы в суде.

16. Помимо вопросов, предложенных акционерами для включения в повестку дня годового общего собрания акционеров, а также в случае отсутствия таких предложений совет директоров общества вправе включать в повестку дня годового общего собрания акционеров вопросы и варианты решения по ним по своему усмотрению.

17. После информирования акционеров о проведении годового общего собрания в порядке, предусмотренном уставом общества, повестка дня годового общего собрания не может быть изменена.

4. ВНЕОЧЕРЕДНОЕ ОБЩЕЕ СОБРАНИЕ АКЦИОНЕРОВ

1. Внеочередное общее собрание акционеров проводится по решению совета директоров общества на основании его собственной инициативы, требования ревизионной комиссии (ревизора) общества, аудитора общества, а также акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций общества на дату предъявления требования.

2. Число акций общества, принадлежащих акционеру, подписавшему требование о созыве внеочередного общего собрания акционеров, и общее число акций общества определяются на дату предъявления требования.

Относительная доля (процент) акций общества, принадлежащих акционерам (акционеру), подписавшим требование о созыве внеочередного общего собрания акционеров, в общем числе акций общества определяется на дату предъявления требования о созыве внеочередного общего собрания акционеров.

Если после указанной даты доля голосующих акций у акционеров (акционера), подписавших требование о созыве внеочередного общего собрания акционеров, уменьшится и составит менее 10 процентов акций общества либо акционер лишится акций, то независимо от причин этого требование акционера (акционеров) о созыве внеочередного общего собрания признается правомочным и совет директоров обязан его рассмотреть. При этом не допускается отказ в созыве внеочередного общего собрания акционеров исключительно по этому основанию.

Совет директоров по собственной инициативе через Генерального директора общества получает сведения из реестра владельцев именных ценных бумаг о количестве акций соответствующей категории (типа), принадлежащих каждому акционеру, подписавшему требование о созыве внеочередного общего собрания.

Датой предъявления требования о созыве внеочередного общего собрания акционеров, направленного простым письмом или иным простым почтовым отправлением, считается дата на оттиске календарного штемпеля, подтверждающего получение почтового отправления, а в случае, если требование о проведении внеочередного общего собрания акционеров направлено заказным письмом или иным регистрируемым

почтовым отправлением, - дата вручения почтового отправления адресату под расписку. Если требование о проведении внеочередного общего собрания вручено под роспись, датой предъявления такого требования является дата вручения.

3. Созыв внеочередного общего собрания акционеров по требованию ревизионной комиссии (ревизора) общества, аудитора общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций общества, осуществляется советом директоров.

4. Внеочередное общее собрание акционеров, созываемое по требованию ревизионной комиссии (ревизора) общества, аудитора общества или акционеров (акционера), являющихся владельцами не менее 10 процентов голосующих акций общества, должно быть проведено в течение 40 дней с момента представления такого требования. Если предлагаемая повестка дня внеочередного общего собрания акционеров содержит вопрос об избрании членов совета директоров (наблюдательного совета) общества, которые должны избираться путем кумулятивного голосования, то такое общее собрание акционеров должно быть проведено в течение 70 дней с момента представления такого требования. В случаях, когда в соответствии со статьями 68 - 70 Федерального закона "Об акционерных обществах" совет директоров (наблюдательный совет) общества обязан принять решение о проведении внеочередного общего собрания акционеров, такое общее собрание акционеров должно быть проведено в течение 40 дней с момента принятия решения о его проведении советом директоров (наблюдательным советом) общества, если меньший срок не предусмотрен уставом общества.

В случаях, когда в соответствии с Федеральным законом "Об акционерных обществах" совет директоров (наблюдательный совет) общества обязан принять решение о проведении внеочередного общего собрания акционеров для избрания членов совета директоров (наблюдательного совета) общества, которые должны избираться кумулятивным голосованием, такое общее собрание акционеров должно быть проведено в течение 70 дней с момента принятия решения о его проведении советом директоров (наблюдательным советом) общества.

5. В требовании о проведении внеочередного общего собрания акционеров должны быть сформулированы вопросы, подлежащие внесению в повестку дня собрания.

В требовании о проведении внеочередного общего собрания акционеров могут содержаться формулировки решений по каждому из этих вопросов, а также предложение о форме проведения общего собрания акционеров. В случае если требование о созыве внеочередного общего собрания акционеров содержит предложение о выдвижении кандидатов в органы общества, на такое предложение распространяются соответствующие положения статьи 53 Федерального закона "Об акционерных обществах".

Совет директоров общества не вправе вносить изменения в формулировки вопросов повестки дня, формулировки решений по таким вопросам и изменять предложенную форму проведения внеочередного общего собрания акционеров, созываемого по требованию ревизионной комиссии (ревизора) общества, аудитора общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций общества.

6. В случае, если требование о созыве внеочередного общего собрания акционеров исходит от акционеров (акционера), оно должно содержать имена (наименования) акционеров (акционера), требующих созыва такого собрания, и указание количества, категории (типа) принадлежащих им акций.

7. Требование о созыве внеочередного общего собрания акционеров подписывается лицами (лицом), требующими созыва внеочередного общего собрания акционеров.

Если в требовании о созыве внеочередного общего собрания указывается, что оно вносится несколькими лицами, но требование подписано только частью из них, то оно считается внесенным теми лицами, которые его подписали. Совет директоров обязан рассмотреть такое требование, при условии наличия не менее чем 10 процентов акций общества, и не вправе отказывать в его удовлетворении на основании отсутствия подписи всех лиц, указанных в требовании.

8. Если требование подписывается представителем акционера, к нему прилагается доверенность на совершение соответствующих действий или иные документы, удостоверяющие право представителя действовать от имени акционера. В случае если доверенность выдана в порядке передоверия, помимо нее или ее копии представляется также доверенность, на основании которой она выдана, или ее копия.

Доверенности должны быть оформлены в соответствии с требованиями статьи 57 закона «Об акционерных обществах», пунктов 4 и 5 статьи 185 Гражданского кодекса Российской Федерации или удостоверены нотариально. В случае представления копии доверенности копия должна быть удостоверена нотариально.

9. В течение 5 дней с даты предъявления требования ревизионной комиссии (ревизора) общества, аудитора общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов акций общества, о созыве внеочередного общего собрания акционеров советом директоров общества должно быть принято решение о созыве внеочередного общего собрания акционеров либо об отказе в его созыве.

10. Решение об отказе в созыве внеочередного общего собрания акционеров по требованию ревизионной комиссии (ревизора) общества, аудитора общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов акций общества, может быть принято в случае, если:

- не соблюден установленный Федеральным законом "Об акционерных обществах" порядок предъявления требования о созыве внеочередного общего собрания акционеров;
- акционеры (акционер), подписавшие требование о созыве внеочередного общего собрания акционеров, не являются владельцами 10 процентов акций общества на дату предъявления требования;

- ни один из вопросов, предложенных для внесения в повестку дня внеочередного общего собрания акционеров, не отнесен к его компетенции и (или) не соответствует требованиям Федерального закона "Об акционерных обществах" и иных правовых актов Российской Федерации.

11. Решение совета директоров общества о созыве внеочередного общего собрания акционеров или мотивированное решение об отказе в его созыве направляется лицам, требующим его созыва, не позднее 3 дней с момента принятия такого решения.

12. В случае, если в течение установленного законом срока советом директоров общества не принято решение о созыве внеочередного общего собрания акционеров или принято решение об отказе в его созыве, внеочередное общее собрание акционеров может быть созвано органами и лицами, требующими его созыва. При этом органы и лица, созывающие внеочередное общее собрание акционеров, обладают предусмотренными законом полномочиями, необходимыми для созыва и проведения общего собрания акционеров.

В этом случае расходы на подготовку и проведение общего собрания акционеров могут быть возмещены по решению общего собрания акционеров за счет средств общества.

13. Независимо от того, кто являлся инициатором проведения внеочередного общего собрания с вопросом повестки дня об избрании совета директоров, акционеры (акционер), являющиеся в совокупности владельцами (владельцем) не менее чем 2 процентов акций общества, вправе выдвинуть кандидатов в совет директоров общества, число которых не может превышать количественный состав совета директоров, определенный уставом общества.

Такие предложения акционеров должны поступить в общество не менее чем за 30 дней до даты проведения внеочередного общего собрания акционеров.

14. Предложения о внесении вопросов в повестку дня внеочередного общего собрания акционеров и предложения о выдвижении кандидатов вносятся в письменной форме. Устные предложения не принимаются и не рассматриваются.

15. Предложение о внесении вопросов в повестку дня внеочередного общего собрания акционеров и предложения о выдвижении кандидатов должно быть подписано акционером (акционерами), внесшим соответствующее предложение.

Если в предложении о внесении вопросов в повестку дня внеочередного общего собрания акционеров, в предложении о выдвижении кандидатов указывается, что оно вносится несколькими акционерами, но предложение подписано только частью из них, то оно считается внесенным теми акционерами (акционером), которые его подписали. Лица, подписавшие предложение о внесении вопроса в повестку дня общего собрания акционеров или о выдвижении кандидатов в органы общества, должны обладать в совокупности не менее 2% акций общества. Совет директоров обязан рассмотреть такое предложение и не вправе отказывать в его удовлетворении только на основании отсутствия подписи всех акционеров, указанных в предложении.

16. Если предложение о внесении вопросов в повестку дня внеочередного общего собрания акционеров и предложения о выдвижении кандидатов подписывается представителем акционера, к предложению прилагается доверенность на совершение соответствующих действий или иные документы, удостоверяющие право представителя действовать от имени акционера. В случае если доверенность выдана в порядке передоверия, помимо нее или ее копии представляется также доверенность, на основании которой она выдана, или ее копия.

Доверенности должны быть оформлены в соответствии с требованиями статьи 57 закона «Об акционерных обществах», пунктов 4 и 5 статьи 185 Гражданского кодекса Российской Федерации или удостоверены нотариально. В случае представления копии доверенности, копия должна быть удостоверена нотариально.

17. Предложение о выдвижении кандидатов должно содержать сведения, указанные в статье 9 пункты 18 и 19 устава ОАО «Торговый Дом ГУМ».

Если в предложении о внесении вопросов в повестку дня внеочередного общего собрания акционеров и предложения о выдвижении кандидатов указаны неверные сведения о количестве, категории (типе) акций, принадлежащих акционеру, подписавшему предложение, и советом директоров установлено, что акционеры, подписавшие предложение, являлись на дату внесения предложения в совокупности владельцами не менее чем 2 процентов акций общества, то предложенный кандидат подлежит включению в список кандидатур для голосования в совет директоров.

Число акций общества, принадлежащих акционеру, подписавшему предложение о внесении вопросов в повестку дня внеочередного общего собрания акционеров и предложения о выдвижении кандидатов определяется на дату внесения предложения в общество.

Относительная доля (процент) голосующих акций общества, принадлежащих акционерам, подписавшим предложение о внесении вопросов в повестку дня внеочередного общего собрания акционеров и предложения о выдвижении кандидатов, в общем числе акций общества определяется на дату внесения предложения в общество.

Если после указанной даты доля акций у акционера уменьшится и составит менее 2 процентов акций общества, либо акционер лишится голосующих акций, предложение о внесении вопросов в повестку дня внеочередного общего собрания акционеров и предложения о выдвижении кандидатов признается правомочным и совет директоров обязан его рассмотреть. При этом не допускается отказ в удовлетворении предложения исключительно по этому основанию.

Совет директоров общества по собственной инициативе через Генерального директора получает сведения из реестра владельцев именных ценных бумаг о количестве акций соответствующей категории (типа), принадлежащих акционеру, подписавшему предложение о внесении вопросов в повестку дня внеочередного общего собрания акционеров и предложения о выдвижении кандидатов.

18. Если в одном предложении о выдвижении кандидатов в органы общества указано число кандидатов большее, чем определенный в уставе количественный состав этого органа, рассматривается число кандидатов, соответствующее количественному составу этого органа, определенному в уставе общества. В этом случае учитываются первые по порядку кандидаты, названные в предложении о выдвижении кандидатов в органы общества.

19. Каждое предложение о внесении вопросов в повестку дня внеочередного общего собрания акционеров и предложения о выдвижении кандидатов рассматривается советом директоров в отдельности.

Если кандидат неоднократно назван в одном или в нескольких предложениях о выдвижении кандидатов в совет директоров, он считается выдвинутым на одно место в совет директоров и вносится в список кандидатур для голосования только один раз.

20. Выдвинутые кандидаты подлежат включению в список кандидатур для голосования, за исключением случаев, если:

- акционерами (акционером) не соблюдены определенные уставом сроки выдвижения кандидатов в органы общества на внеочередном общем собрании акционеров;
- акционеры (акционер), подписавшие предложение, не являются владельцами предусмотренного п. 1 и 2 ст. 53 Федерального закона "Об акционерных обществах" количества акций общества;
- предложение не соответствует требованиям, предусмотренным п. 3 и 4 ст. 53 Федерального закона "Об акционерных обществах" и устава общества;
- вопрос, предложенный для внесения в повестку дня общего собрания акционеров общества, не отнесен к его компетенции Федеральным законом "Об акционерных обществах" и уставом общества и (или) не соответствует требованиям Федерального закона "Об акционерных обществах" и иных правовых актов Российской Федерации.

21. Мотивированное решение совета директоров общества об отказе во включении кандидата в список кандидатур для голосования по выборам в органы направляется акционерам (акционеру), выдвинувшим кандидата, не позднее 3 дней с даты его принятия.

Мотивированное решение совета директоров общества об отказе во включении кандидата в список кандидатур для голосования по выборам органов общества в связи с тем, что акционеры (акционер), внесшие предложение о выдвижении кандидата, не являются владельцами предусмотренного пунктом 2 статьи 53 Федерального закона "Об акционерных обществах" количества акций общества, должно быть подтверждено справкой из реестра владельцев именных ценных бумаг общества.

22. Решение совета директоров общества об отказе во включении кандидата в список кандидатур для голосования по выборам совета директоров, а также уклонение совета директоров общества от принятия решения могут быть обжалованы в суд.

5. ПОДГОТОВКА К ПРОВЕДЕНИЮ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ

1. При подготовке к проведению годового общего собрания акционеров совет директоров общества определяет:

- форму проведения общего собрания акционеров;
- дату проведения общего собрания акционеров;
- место проведения общего собрания акционеров;
- время проведения общего собрания акционеров;
- время начала регистрации лиц, участвующих в общем собрании;
- дату составления списка лиц, имеющих право на участие в общем собрании акционеров;
- повестку дня общего собрания акционеров;
- порядок сообщения акционерам о проведении общего собрания акционеров;
- перечень информации (материалов), предоставляемой акционерам при подготовке к проведению общего собрания акционеров, и порядок ее предоставления;
- форму и текст бюллетеня для голосования;
- почтовый адрес, по которому могут направляться заполненные бюллетени для голосования.

2. При подготовке к проведению внеочередного общего собрания акционеров совет директоров общества определяет:

- форму проведения внеочередного общего собрания акционеров (в случае, если форма не определена инициаторами созыва внеочередного общего собрания);
- дату проведения общего собрания акционеров;
- место проведения общего собрания акционеров;
- время начала регистрации лиц, участвующих в собрании;
- время проведения общего собрания акционеров;
- дату составления списка лиц, имеющих право на участие в общем собрании акционеров;
- повестку дня общего собрания акционеров;
- порядок сообщения акционерам о проведении общего собрания акционеров;
- перечень информации (материалов), предоставляемой акционерам при подготовке к проведению общего собрания акционеров, и порядок ее предоставления;
- форму и текст бюллетеня для голосования.

- почтовый адрес, по которому могут направляться заполненные бюллетени для голосования, а в случае проведения внеочередного общего собрания в форме заочного голосования также дату окончания приема бюллетеней для голосования.

3. В случае отсутствия или недостаточного количества кандидатов, предложенных акционерами для образования соответствующего органа, совет директоров общества вправе включать кандидатов, число которых не может превышать количественный состав соответствующего органа, в список кандидатур по своему усмотрению.

4. Количество кандидатов для образования органа общества считается недостаточным в следующих случаях:

- в установленный срок в общество не поступило от акционеров ни одного предложения о выдвижении кандидатов в орган общества.
- в установленный срок в общество поступили от акционеров предложения о выдвижении кандидатов в орган общества, однако число кандидатов, включенных на основании этих предложений в список кандидатур для голосования по выборам органа общества, менее числа членов этого органа общества, определенного уставом общества.
- кандидаты, включенные в список кандидатур для голосования по выборам органа общества, письменно не подтвердили свое согласие баллотироваться в данный орган общества, и число кандидатов, подлежащих включению в бюллетень для голосования по избранию органа общества, менее числа членов этого органа общества, определенного уставом общества.
- кандидаты, включенные в список кандидатур для голосования по выборам органа общества, сняли свои кандидатуры, письменно известив об этом общество, и число кандидатов, подлежащих включению в бюллетень для голосования по избранию данного органа, менее числа членов этого органа общества, определенного уставом общества.

6. СОСТАВЛЕНИЕ СПИСКА ЛИЦ, ИМЕЮЩИХ ПРАВО НА УЧАСТИЕ В ОБЩЕМ СОБРАНИИ АКЦИОНЕРОВ

1. Список лиц, имеющих право на участие в общем собрании акционеров, составляется на основании данных реестра акционеров общества.

Для составления списка лиц, имеющих право на участие в общем собрании, номинальный держатель акций представляет данные о лицах, в интересах которых он владеет акциями, на дату составления списка.

Номинальный держатель обязан представлять указанные данные регистратору общества в соответствии с требованиями действующего законодательства РФ.

В случае, если акции общества составляют имущество паевых инвестиционных фондов, в список лиц, имеющих право на участие в общем собрании, включаются управляющие компании этих паевых инвестиционных фондов.

В случае, если акции общества переданы в доверительное управление, в список лиц, имеющих право на участие в общем собрании, включаются доверительные управляющие, за исключением случаев, когда доверительный управляющий не вправе осуществлять право голоса по акциям, находящимся в доверительном управлении.

2. Дата составления списка лиц, имеющих право на участие в общем собрании акционеров, не может быть установлена ранее даты принятия решения о проведении общего собрания акционеров и более чем за 50 дней, а в случае, предусмотренном пунктом 2 статьи 53 Федерального закона "Об акционерных обществах", — более чем за 65 дней до даты проведения общего собрания акционеров.

В случае проведения общего собрания акционеров, в определении кворума которого и голосовании участвуют бюллетени, полученные в соответствии с пунктом 1 статьи 58 Федерального закона "Об акционерных обществах", дата составления списка лиц, имеющих право на участие в общем собрании акционеров, устанавливается не менее чем за 35 дней до даты проведения общего собрания акционеров.

3. Список составляется по решению Совета директоров общества или лиц, имеющих право на созыв собрания, на дату, указанную в распоряжении, лицом, осуществляющим ведение реестра акционеров общества. Ответственность за соответствие установленной даты требованиям законодательства Российской Федерации несет обратившееся лицо.

4. Список лиц, имеющих право на участие в общем собрании акционеров, содержит:

- имя (наименование) каждого такого лица;
- данные, необходимые для его идентификации (для физического лица: вид, номер, серия, дата и место выдачи документа, удостоверяющего личность, а также наименование органа, выдавшего документ; место проживания/ регистрации. Для юридического лица: номер государственной регистрации и наименование органа, осуществившего регистрацию, дата регистрации; место нахождения; почтовый адрес; данные о количестве и категории (типе) акций, правом голоса по которым оно обладает);
- почтовый адрес в Российской Федерации, по которому должны направляться сообщение о проведении общего собрания акционеров, бюллетени для голосования, в случае, если голосование предполагает направление бюллетеней для голосования, и отчет об итогах голосования.

5. Изменения в список лиц, имеющих право на участие в общем собрании акционеров, могут вноситься только в случае восстановления нарушенных прав лиц, не включенных в указанный список на дату его составления, или исправления ошибок, допущенных при его составлении.

6. Список лиц, имеющих право на участие в общем собрании акционеров, предоставляется обществом для ознакомления по требованию лиц, включенных в этот список и обладающих не менее чем 1 процентом голосов. При этом данные документов и почтовый адрес физических лиц, включенных в этот список, предоставляются только с согласия этих лиц. Расходы, связанные с получением согласия таких лиц, возлагаются на лицо, требующее предоставления ему указанных выше данных (данные документов и почтовый адрес).

Требование должно содержать:

- Ф.И.О. (наименование) акционера;
- сведения о принадлежащих ему акциях (количество, категория, тип).

По письменному требованию любого заинтересованного лица общество в течение 3 дней обязано предоставить ему выписку из списка лиц, имеющих право на участие в общем собрании акционеров, содержащую данные об этом лице, или справку о том, что оно не включено в список лиц, имеющих право на участие в общем собрании акционеров.

Требование должно содержать:

- Ф.И.О. (наименование) заинтересованного лица;
- Факты, подтверждающие заинтересованность лица.

Требование подписывается акционером или его доверенным лицом. Если требование подписывается доверенным лицом, то прилагается доверенность.

Если инициатива исходит от акционера — юридического лица, подпись представителя юридического лица, действующего в соответствии с его уставом без доверенности, заверяется печатью данного юридического лица. Если требование подписано представителем юридического лица, действующим от его имени по доверенности, к требованию прилагается доверенность, оформленная в соответствии с требованиями действующего законодательства РФ.

7. ИНФОРМАЦИЯ О ПРОВЕДЕНИИ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ

1. Информация о проведении общего собрания акционеров доводится до всех лиц, включенных в список лиц, имеющих право на участие в общем собрании акционеров.

Факт наличия акций определяется на момент составления списка лиц, имеющих право на участие в общем собрании акционеров.

2. В случае, если зарегистрированным в реестре акционеров общества лицом является номинальный держатель акций, сообщение о проведении общего собрания акционеров направляется по адресу номинального держателя акций, если в списке лиц, имеющих право на участие в общем собрании акционеров, не указан иной почтовый адрес, по которому должно направляться сообщение о проведении общего собрания акционеров. В случае если сообщение о проведении общего собрания акционеров направлено номинальному держателю акций, он обязан довести его до сведения своих клиентов в порядке и сроки, которые установлены правовыми актами Российской Федерации или договором с клиентом.

3. Сообщение о проведении общего собрания акционеров должно быть сделано не позднее чем за 20 дней, а сообщение о проведении общего собрания акционеров, повестка дня которого содержит вопрос о реорганизации общества, — не позднее чем за 30 дней до даты его проведения.

В случае, предусмотренном пунктом 2 и 8 статьи 53 Федерального закона "Об акционерных обществах", сообщение о проведении внеочередного общего собрания акционеров должно быть сделано не позднее чем за 70 дней до даты его проведения.

В указанные сроки сообщение о проведении общего собрания акционеров должно быть сделано в порядке, установленном уставом общества.

4. В сообщении о проведении общего собрания акционеров должны быть указаны:

- полное фирменное наименование общества;
- место нахождения общества;
- форма проведения общего собрания акционеров;
- дата, место, время проведения общего собрания акционеров и, в случае, когда в соответствии с пунктом 3 статьи 60 Федерального закона "Об акционерных обществах" заполненные бюллетени могут быть направлены обществу, почтовый адрес, по которому могут направляться заполненные бюллетени, либо в случае проведения общего собрания акционеров в форме заочного голосования — дата окончания приема бюллетеней для голосования и почтовый адрес, по которому должны направляться заполненные бюллетени;
- для общего собрания в форме совместного присутствия — дата, время начала и место проведения регистрации участников общего собрания;
- дата составления списка лиц, имеющих право на участие в общем собрании акционеров;
- повестка дня общего собрания акционеров;
- порядок ознакомления с информацией (материалами), подлежащей предоставлению при подготовке к проведению общего собрания акционеров, и адрес (адреса), по которому с ней можно ознакомиться.

8. ИНФОРМАЦИЯ (МАТЕРИАЛЫ), ПРЕДОСТАВЛЯЕМАЯ АКЦИОНЕРАМ ПРИ ПОДГОТОВКЕ К ПРОВЕДЕНИЮ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ

1. К информации (материалам), подлежащей предоставлению лицам, имеющим право на участие в общем собрании акционеров, при подготовке к проведению общего собрания акционеров общества, относятся:

годовые отчеты;

- годовая бухгалтерская отчетность;
- заключение аудитора и заключение ревизионной комиссии общества по результатам проверки годовой бухгалтерской отчетности;
- заключение ревизионной комиссии общества по результатам проверки финансово-хозяйственной деятельности общества за год;
- заключение ревизионной комиссии о достоверности данных, содержащихся в годовых отчетах;
- сведения о кандидате (кандидатах) в исполнительные органы общества, в случае, если избрание исполнительного органа не отнесено уставом к компетенции совета директоров общества, совет директоров и ревизионную комиссию общества, в аудиторы общества;
- проект изменений и дополнений, вносимых в устав общества, или проект устава общества в новой редакции;
- проекты внутренних документов общества, утверждаемых общим собранием акционеров;
- проекты решений общего собрания акционеров;
- проект распределения прибыли по результатам финансового года, в том числе выплаты (объявления) дивидендов, выплаты вознаграждения и (или) компенсации расходов членам ревизионной комиссии общества, связанных с исполнением ими своих обязанностей, выплаты вознаграждения и (или) компенсации расходов членам совета директоров общества, связанных с исполнением ими своих обязанностей;
- рекомендации совета директоров (наблюдательного совета) общества по распределению прибыли, в том числе по размеру дивиденда по акциям общества и порядку его выплаты, и убытков общества.

2. К информации, обязательной для представления лицам, имеющим право на участие на общем собрании, при подготовке к проведению общего собрания, повестка дня которого содержит вопрос об избрании членов совета директоров (наблюдательного совета), членов ревизионной комиссии, , об избрании ревизора общества, а также, в случае, если избрание исполнительного органа не отнесено уставом к компетенции совета директоров общества, членов коллегиального исполнительного органа общества и об образовании единоличного исполнительного органа и (или), относится информация о наличии или отсутствии письменного согласия выдвинутых кандидатов на избрание в соответствующий орган общества.

3. К информации, обязательной для представления лицам, имеющим право на участие на общем собрании, при подготовке к проведению общего собрания, повестка дня которого включает вопросы, голосование по которым может повлечь возникновение права требования выкупа обществом акций, относятся:

- отчет независимого оценщика о рыночной стоимости акций общества, требования о выкупе которых могут быть предъявлены обществу;
- расчет стоимости чистых активов общества по данным бухгалтерской отчетности общества за последний завершенный отчетный период;
- протокол (выписка из протокола) заседания совета директоров (наблюдательного совета) общества, на котором принято решение об определении цены выкупа акций общества, с указанием цены выкупа акций.

4. К информации, обязательной для представления лицам, имеющим право на участие на общем собрании, при подготовке к проведению общего собрания, повестка дня которого включает вопрос о реорганизации общества, относятся:

- обоснование условий и порядка реорганизации общества, содержащихся в решении о разделении, выделении или преобразовании либо в договоре о слиянии или присоединении утвержденное (принятое) уполномоченным органом общества;
- годовые отчеты и годовая бухгалтерская отчетность всех организаций, участвующих в реорганизации, за три завершенных финансовых года, предшествующих дате проведения общего собрания акционеров, либо за каждый завершенный финансовый год с момента образования организации, если организация осуществляет свою деятельность менее трех лет;
- квартальная бухгалтерская отчетность всех организаций, за последний завершенный квартал, предшествующий дате проведения общего собрания.

5. Годовой отчет общества, выносимый на утверждение годового общего собрания, должен содержать:

- положение общества в отрасли;
- приоритетные направления деятельности общества;
- отчет совета директоров (наблюдательного совета) общества о результатах развития общества по приоритетным направлениям его деятельности;
- перспективы развития общества;
- отчет о выплате объявленных (начисленных) дивидендов по акциям общества;
- описание основных факторов риска, связанных с деятельностью общества;
- перечень совершенных обществом в отчетном году сделок, признаваемых в соответствии с Федеральным законом "Об акционерных обществах" крупными сделками, а также иных сделок, на совершение которых в соответствии с уставом общества распространяется порядок одобрения крупных сделок, с указанием по каждой сделке ее существенных условий и органа управления общества, принявшего решение об ее одобрении;
- перечень совершенных обществом в отчетном году сделок, признаваемых в соответствии с Федеральным законом "Об акционерных обществах" сделками, в совершении которых имеется заинтересованность, с

указанием по каждой сделке заинтересованного лица (лиц), существенных условий и органа управления общества, принявшего решение об ее одобрении;

- состав совета директоров (наблюдательного совета) общества, включая информацию об изменениях в составе совета директоров (наблюдательного совета) общества, имевших место в отчетном году, и сведения о членах совета директоров (наблюдательного совета) общества, в том числе их краткие биографические данные и владение акциями общества в течение отчетного года;
- сведения о лице, занимающем должность единоличного исполнительного органа (управляющем, управляющей организации) общества и членах коллегиального исполнительного органа общества, в том числе их краткие биографические данные и владение акциями общества в течение отчетного года;
- критерии определения и размер вознаграждения (компенсации расходов) лица, занимающего должность единоличного исполнительного органа (управляющего, управляющей организации) общества, каждого члена коллегиального исполнительного органа общества и каждого члена совета директоров (наблюдательного совета) общества или общий размер вознаграждения (компенсации расходов) всех этих лиц, выплаченного или выплачиваемого по результатам отчетного года;
- сведения о соблюдении обществом Кодекса корпоративного поведения;
- иную информацию, предусмотренную уставом общества или иным внутренним документом общества.

Годовой отчет общества подписывается лицом, занимающим должность (осуществляющим функции) единоличного исполнительного органа общества, а также главным бухгалтером общества.

Годовой отчет общества должен содержать отметку о его предварительном утверждении советом директоров (наблюдательным советом) общества, а в случае отсутствия в обществе совета директоров (наблюдательного совета) - отметку о его предварительном утверждении лицом, занимающим должность (осуществляющим функции) единоличного исполнительного органа общества.

6. Информация (материалы), указанная выше, в течение 20 дней, а в случае проведения общего собрания акционеров, повестка дня которого содержит вопрос о реорганизации общества, в течение 30 дней до проведения общего собрания акционеров должна быть доступна лицам, имеющим право на участие в общем собрании акционеров, для ознакомления в помещении исполнительного органа общества и иных местах, адреса которых указаны в сообщении о проведении общего собрания акционеров. Указанная информация (материалы) должна быть доступна лицам, принимающим участие в общем собрании акционеров, во время его проведения.

Общество обязано по требованию лица, имеющего право на участие в общем собрании акционеров, предоставить ему копии указанных документов. Плата, взимаемая обществом за предоставление данных копий, не может превышать затраты на их изготовление.

9. СПОСОБЫ УЧАСТИЯ АКЦИОНЕРОВ И ИХ ДОВЕРЕННЫХ ЛИЦ В ОБЩЕМ СОБРАНИИ АКЦИОНЕРОВ. ПОРЯДОК ОФОРМЛЕНИЯ ДОВЕРЕННОСТЕЙ

1. На общем собрании могут присутствовать лица, внесенные в список лиц, имеющих право на участие в общем собрании, их представители, регистратор общества (его представитель), аудитор общества (его представитель), члены органов общества, кандидаты, внесенные в бюллетени для голосования по избранию органов общества, а также иные лица, допущенные на собрание советом директоров.

2. Общество принимает все меры, обеспечивающие присутствие на общем собрании членов совета директоров, единоличного исполнительного органа, членов ревизионной комиссии и иных органов общества. Они обязаны давать квалифицированные ответы на вопросы участников собрания.

3. Право на участие в общем собрании осуществляется акционером как лично, так и через своего представителя.

В случае передачи акций после даты составления списка лиц, имеющих право на участие в общем собрании, и до даты проведения общего собрания (далее - акции, переданные после даты составления списка) лицо, включенное в этот список, обязано выдать приобретателю доверенность на голосование или голосовать на общем собрании в соответствии с указаниями приобретателя акций. Указанное правило применяется также к каждому последующему случаю передачи акции.

При передаче акций, переданных после даты составления списка, двум или более приобретателям, лицо, включенное в список лиц, имеющих право на участие в общем собрании, обязано голосовать на общем собрании в соответствии с указаниями каждого приобретателя акций и (или) выдать каждому приобретателю акций доверенность на голосование, указав в такой доверенности число акций, голосование по которым предоставляется данной доверенностью.

Если указания приобретателей совпадают, то их голоса суммируются. Если указания приобретателей в отношении голосования по одному и тому же вопросу повестки дня общего собрания не совпадают, то лицо, включенное в список лиц, имеющих право на участие в общем собрании, обязано голосовать по такому вопросу в соответствии с полученными указаниями тем количеством голосов, которые предоставляются акциями, принадлежащими каждому приобретателю.

Если в отношении акций, переданных после даты составления списка, лицом, включенным в список лиц, имеющих право на участие в общем собрании, выданы доверенности на голосование, приобретатели таких акций подлежат регистрации для участия в общем собрании и им должны быть выданы бюллетени для голосования.

В случае, если акции, предоставляющие право голоса на общем собрании, обращаются за пределами Российской Федерации в форме ценных бумаг иностранного эмитента, выпущенных в соответствии с

иностранным правом и удостоверяющих права на такие акции (депозитарных ценных бумаг), голосование по таким акциям должно осуществляться только в соответствии с указаниями владельцев депозитарных ценных бумаг.

4. Акционер может принимать участие в собрании следующими способами:

- лично участвовать в обсуждении вопросов повестки дня и голосовать по ним на собрании, проводимом в форме совместного присутствия;
- направлять представителя для участия в обсуждении вопросов повестки дня и голосования по ним на собрании, проводимом в форме совместного присутствия;
- участвовать в обсуждении вопросов повестки дня и голосовать по ним совместно со своим представителем на собрании, проводимом в форме совместного присутствия;
- голосовать заочно;
- доверять представителю право голосовать заочно.

5. Акционер вправе выдать доверенность как на все принадлежащие ему акции, так и на любую их часть.

6. Доверенность может быть выдана как на весь комплекс прав, предоставляемых акцией, так и на любую их часть.

7. Доверенность должна содержать сведения о представляемом и представителе (Ф.И.О. или наименование, место жительства или место нахождения, паспортные данные, дату выдачи доверенности).

8. Доверенность должна быть удостоверена нотариально.

9. Доверенность от имени юридического лица выдается за подписью его руководителя или иного лица, уполномоченного на это его учредительными документами, с приложением печати этого юридического лица или удостоверяется нотариально.

10. Представитель акционера может действовать на общем собрании также в соответствии с полномочиями, основанными на указаниях федеральных законов или актов уполномоченных на то государственных органов или органов местного самоуправления.

11. Акционер, имеющий право на участие в собрании, вправе в любое время заменить своего представителя и лично осуществлять права, предоставляемые акцией (акциями), прекратив действие доверенности в установленном законом порядке, при соблюдении последствий прекращения действия доверенности, предусмотренных пунктом 2 статьи 189 Гражданского кодекса Российской Федерации. В этом случае акционер должен уведомить общество о своем решении отозвать доверенность не позднее чем за 2 дня до даты проведения общего собрания. Акционер вправе, не прекращая действие доверенности, заменить своего представителя и лично осуществлять права, предоставляемые акцией.

Акционер, имеющий право на участие в собрании, вправе в любой момент заменить своего представителя.

Если доверенность представителя отозвана в указанном порядке, он не может быть зарегистрирован для участия в общем собрании акционеров.

12. В случае, если акция (акции) находится в общей долевой собственности нескольких лиц, то предоставляемые ею права на общем собрании акционеров осуществляются по их усмотрению одним из участников общей долевой собственности, либо их общим представителем. Полномочия каждого из указанных лиц должны быть надлежащим образом оформлены.

10. ПРОВЕДЕНИЕ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ В ФОРМЕ ЗАОЧНОГО ГОЛОСОВАНИЯ

1. Решение общего собрания акционеров может быть принято без проведения собрания (совместного присутствия акционеров для обсуждения вопросов повестки дня и принятия решений по вопросам, поставленным на голосование) путем проведения заочного голосования (проведения общего собрания акционеров в форме заочного голосования).

Датой проведения общего собрания акционеров, проводимого путем заочного голосования, является дата окончания приема бюллетеней для голосования.

2. На общем собрании акционеров, проводимом путем заочного голосования, не могут рассматриваться и приниматься решения по вопросам:

- избрания совета директоров общества;
- избрания ревизионной комиссии (ревизора) общества;
- утверждения аудитора общества;
- утверждения годовых отчетов, годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) общества, распределения прибыли и убытков общества по результатам финансового года, в том числе выплата (объявление) дивидендов;

3. Не может быть проведено путем заочного голосования новое общее собрание акционеров взамен несостоявшегося общего собрания акционеров, которое должно было быть проведено путем совместного присутствия.

4. Голосование по вопросам повестки дня общего собрания акционеров, проводимого путем заочного голосования, осуществляется только бюллетенями для голосования.

5. Список акционеров, имеющих право на участие в общем собрании акционеров, должен содержать следующие данные:

- фамилия, имя, отчество (полное наименование) акционера;

- вид, номер, серия, дата и место выдачи документа, удостоверяющего личность, орган, выдавший документ, (номер государственной регистрации, наименование органа, осуществившего регистрацию, дата регистрации);
- место проживания или регистрации (место нахождения);
- адрес для направления корреспонденции (почтовый адрес);
- количество акций с указанием категории (типа).

6. Сообщение о проведении общего собрания акционеров рассылается лицам, включенным в список, или, по письменным заявлениям указанных лиц, зарегистрированным в реестре акционеров общества номинальным держателям их акций.

Общество вправе дополнительно информировать о проведении общего собрания акционеров через средства массовой информации (телевидение, радио, международная компьютерная сеть Интернет).

7. Сообщение о проведении общего собрания акционеров должно содержать:

- полное фирменное наименование и место нахождения общества;
- указание на то, что общее собрание акционеров проводится путем проведения заочного голосования;
- почтовый адрес, по которому должны направляться заполненные бюллетени;
- дату окончания срока приема бюллетеней для голосования;
- дату составления списка лиц, имеющих право на участие в общем собрании акционеров;
- повестка дня общего собрания акционеров;
- порядок ознакомления с информацией (материалами), подлежащей предоставлению при подготовке к проведению общего собрания акционеров, и адрес (адреса), по которому с ней можно ознакомиться.

8. Дата направления акционерам бюллетеней для голосования должна быть не позднее 20 дней до даты окончания срока приема обществом бюллетеней.

Бюллетени для голосования рассылаются заказными письмами.

9. Бюллетени для голосования рассылаются лицам, включенным в список лиц, имеющих право на участие в общем собрании акционеров, или, по письменным заявлениям владельцев, зарегистрированным в реестре акционеров общества номинальным держателям их акций.

Каждому лицу, включенному в список, предоставляется один экземпляр бюллетеня для голосования по всем вопросам или по одному экземпляру двух и более бюллетеней для голосования по разным вопросам.

Всем акционерам - владельцам одной акции (акций) на праве общей долевой собственности, включенным в список, предоставляется один экземпляр бюллетеня для голосования по всем вопросам или по одному экземпляру двух и более бюллетеней для голосования по разным вопросам.

10. Форма и текст бюллетеня для голосования утверждается советом директоров (наблюдательным советом) общества.

Бюллетень для голосования должен содержать:

- полное фирменное наименование общества;
- форму проведения общего собрания акционеров;
- адрес по которому должны направляться заполненные бюллетени;
- дату окончания срока приема бюллетеней для голосования;
- формулировку каждого вопроса, поставленного на голосование;
- формулировки решений по каждому вопросу, голосование по которому осуществляется данным бюллетенем;
- варианты голосования по каждому вопросу, поставленному на голосование, выраженные формулировками "за", "против" или "воздержался";
- указание о том, что бюллетень для голосования должен быть подписан лицом, включенным в список, или его представителем.

При определении итогов голосования засчитываются голоса по тем вопросам, по которым в бюллетене для голосования голосующим оставлен только один из возможных вариантов голосования. Бюллетени для голосования, заполненные с нарушением вышеуказанного требования, признаются недействительными, и голоса по содержащимся в них вопросам не подсчитываются.

В случае, если бюллетень для голосования содержит несколько вопросов, поставленных на голосование, несоблюдение вышеуказанного требования в отношении одного или нескольких вопросов не влечет за собой признания бюллетеня для голосования недействительным в целом.

11. В бюллетене для голосования должны содержаться разъяснения о том, что:

голосующий вправе выбрать только один вариант голосования, кроме случаев голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании, или в соответствии с указаниями владельцев депозитарных ценных бумаг;

если в бюллетене оставлены более одного варианта голосования, то в полях для проставления числа голосов, отданных за каждый вариант голосования, должно быть указано число голосов, отданных за соответствующий вариант голосования, и сделана отметка о том, что голосование осуществляется в соответствии с указаниями приобретателей акций, переданных после даты составления списка, имеющих право на участие в общем собрании, и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг;

голосующий по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, в поле для проставления числа голосов, находящемся напротив оставленного варианта голосования, должен указать число голосов, отданных за оставленный вариант

голосования, и сделать отметку о том, что голосование осуществляется по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании;

если после даты составления списка лиц, имеющих право на участие в общем собрании, переданы не все акции, голосующий в поле для проставления числа голосов, находящемся напротив оставленного варианта голосования, должен указать число голосов, отданных за оставленный вариант голосования, и сделать отметку о том, что часть акций передана после даты составления списка лиц, имеющих право на участие в общем собрании. Если в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, получены указания приобретателей таких акций, совпадающие с оставленным вариантом голосования, то такие голоса суммируются.

В бюллетене для голосования напротив каждого варианта голосования должны содержаться поля для проставления числа голосов, отданных за каждый вариант голосования, а также может содержаться указание числа голосов, принадлежащих лицу, имеющему право на участие в общем собрании. При этом, если таким бюллетенем осуществляется голосование по двум или более вопросам повестки дня общего собрания и число голосов, которыми может голосовать лицо, имеющее право на участие в общем собрании, по разным вопросам повестки дня общего собрания не совпадает, то в таком бюллетене должно быть указано число голосов, которыми может голосовать лицо, имеющее право на участие в общем собрании, по каждому вопросу повестки дня общего собрания.

12. Вместе с бюллетенями для голосования лицам, включенным в список лиц, имеющих право участвовать в общем собрании акционеров, должны рассылаться проекты изменений и дополнений, вносимых в устав общества, или проекты устава общества в новой редакции, если в повестку дня общего собрания акционеров включен вопрос о внесении таких изменений, дополнений или утверждении устава в новой редакции, а также иные материалы по повестке дня общего собрания акционеров.

13. Бюллетени, подписанные представителями лиц, включенных в список лиц, имеющих право участвовать в общем собрании акционеров, действующими на основании доверенностей, должны сопровождаться доверенностями или их копиями, заверенными надлежащим образом. В случае, если доверенность выдана в порядке передоверия, помимо нее или ее нотариально заверенной копии представляется также доверенность, на основании которой она выдана, или ее копия, заверенная нотариально.

14. Если при подсчете голосов будут обнаружены два или более заполненных бюллетеня одного лица, в которых по одному вопросу повестки дня общего собрания голосующим оставлены разные варианты голосования, то в части голосования по такому вопросу все указанные бюллетени признаются недействительны.

Данное правило не распространяется на бюллетени для голосования, подписанные лицом, выдавшим доверенность на голосование в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, и (или) лицами, действующими на основании таких доверенностей, в которых в полях для проставления числа голосов, отданных за каждый вариант голосования, указано число голосов, отданных за соответствующий вариант голосования, и содержатся соответствующие отметки, предусмотренные пунктом 8 главы 14 настоящего Положения.

15. Если повестка дня общего собрания акционеров включает вопросы, голосование по которым осуществляется разным составом голосующих, определение кворума для принятия решения по этим вопросам осуществляется отдельно. При этом отсутствие кворума для принятия решения по вопросам, голосование по которым осуществляется одним составом голосующих, не препятствует принятию решения по вопросам, голосование по которым осуществляется другим составом голосующих, для принятия которого кворум имеется.

Решение общего собрания акционеров по каждому вопросу его повестки дня, принятое путем заочного голосования, считается действительным, если в голосовании по этому вопросу участвовали акционеры - владельцы (и иные включенные в список лица в интересах акционеров - владельцев) в совокупности более половины голосующих акций общества.

Принявшими участие в общем собрании акционеров, проводимом в форме заочного голосования, считаются акционеры, бюллетени которых получены до даты окончания срока приема бюллетеней.

16. Акционерам — владельцам голосующих акций общества, предоставляющих право голоса только по отдельным вопросам повестки дня общего собрания акционеров, а также иным лицам, включенным в список лиц, имеющих право на участие в общем собрании акционеров, действующим в интересах акционеров — владельцев таких акций, предоставляются бюллетени, содержащие варианты голосования только по этим вопросам повестки дня общего собрания акционеров.

11. КВОРУМ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ

1. Общее собрание акционеров правомочно, если в нем приняли участие акционеры, обладающие в совокупности более чем половиной голосов размещенных акций общества.

Принявшими участие в общем собрании акционеров считаются акционеры, зарегистрировавшиеся для участия в нем, и акционеры, бюллетени которых получены не позднее двух дней до даты проведения общего собрания акционеров. Принявшими участие в общем собрании акционеров, проводимом в форме заочного голосования, считаются акционеры, бюллетени которых получены до даты окончания приема бюллетеней.

Общее собрание, проводимое в форме собрания, открывается, если ко времени начала его проведения имеется кворум хотя бы по одному из вопросов включенных в повестку дня общего собрания.

В случае, если ко времени начала проведения общего собрания нет кворума ни по одному из вопросов, включенных в повестку дня общего собрания, открытие общего собрания переносится на срок не более двух часов. Перенос открытия общего собрания более одного раза не допускается.

2. Если повестка дня общего собрания акционеров включает вопросы, голосование по которым осуществляется разным составом голосующих, определение кворума для принятия решения по этим вопросам осуществляется отдельно. При этом отсутствие кворума для принятия решения по вопросам, голосование по которым осуществляется одним составом голосующих, не препятствует принятию решения по вопросам, голосование по которым осуществляется другим составом голосующих, для принятия которого кворум имеется.

3. Общее собрание, к моменту открытия которого имелся кворум лишь по отдельным вопросам повестки дня, не может быть закрыто, если к моменту окончания регистрации зарегистрировались лица, регистрация которых обеспечивает кворум для принятия решения по иным вопросам повестки дня общего собрания.

4. При определении наличия кворума и подсчете голосов, части голосов, предоставляемые дробными акциями, суммируются без округления.

5. При отсутствии кворума для проведения годового общего собрания акционеров должно быть проведено повторное общее собрание акционеров с той же повесткой дня. При отсутствии кворума для проведения внеочередного общего собрания акционеров может быть проведено повторное общее собрание акционеров с той же повесткой дня.

Повторное общее собрание акционеров правомочно (имеет кворум), если в нем приняли участие акционеры, обладающие в совокупности не менее чем 30 процентами голосов размещенных голосующих акций общества. Сообщение о проведении повторного общего собрания осуществляется в соответствии с требованиями статьи 52 Федерального закона “Об акционерных обществах”. При этом положения абзаца второго пункта 1 статьи 52 Федерального закона “Об акционерных обществах” не применяются. Вручение, направление и опубликование бюллетеней для голосования при проведении повторного общего собрания акционеров осуществляются в соответствии с требованиями статьи 60 Федерального закона “Об акционерных обществах”.

6. При проведении повторного общего собрания акционеров менее чем через 40 дней после несостоявшегося общего собрания акционеров лица, имеющие право на участие на общем собрании акционеров, определяются в соответствии со списком лиц, имевших право на участие в несостоявшемся общем собрании акционеров.

12. РАБОЧИЕ ОРГАНЫ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ

1. Рабочими органами общего собрания акционеров являются:

- президиум;
- председатель;
- секретарь;
- счетная комиссия.

2. Если регистратор не привлечен или не приступил к исполнению функций счетной комиссии, данные функции исполняются председателем общего собрания акционеров.

3. Президиум собрания составляют: председатель совета директоров общества, секретарь собрания, генеральный директор общества или лицо, исполняющее обязанности единоличного исполнительного органа общества.

4. Президиум осуществляет на коллегиальной основе общее руководство собранием, координирует деятельность других рабочих органов собрания, устанавливает перерывы в работе собрания, анализирует вопросы и заявления, поступившие в адрес собрания, обобщает и классифицирует их и в соответствующих случаях формирует коллективное мнение президиума по конкретному вопросу, принимает решение о приобщении к протоколу собрания материалов (текстов выступлений, сообщений, информации и т.п.) участников собрания, направивших указанные материалы в адрес президиума.

5. На общем собрании акционеров председательствует председатель совета директоров общества, а если он отсутствует или отказывается председательствовать — лицо, выполняющее функции единоличного исполнительного органа общества.

В случае отсутствия указанных лиц или их отказа председательствовать на собрании председательствует один из директоров по выбору членов совета директоров. Если директора отсутствуют или отказываются председательствовать, то собрание, проводимое в форме совместного присутствия, выбирает председателя из числа акционеров, зарегистрированных для участия в собрании.

В этом случае представитель счетной комиссии объявляет перерыв для выдвижения кандидатов на пост председателя общего собрания.

Участники (участник) собрания, распоряжающиеся в совокупности не менее чем 2 процентами голосующих акций общества, до окончания перерыва подают в счетную комиссию письменные заявки с указанием:

- Ф.И.О. кандидата, количества и категории (типа) принадлежащих ему акций;
- Ф.И.О. (наименование) акционеров, выдвигающих кандидата, количества и категории (типа) принадлежащих им акций.

Общее собрание избирает председателя собрания из числа выдвинутых кандидатов.

При голосовании по выборам председателя собрания участник собрания полностью отдает находящиеся в его распоряжении голоса только за одного из кандидатов или имеет право не отдавать голоса никому из них.

При подведении итогов голосования по выборам председателя собрания учитываются голосующие акции общества, а также акции, голосующие по отдельным вопросам повестки дня.

Кандидат считается избранным, если за него подано более 50 процентов голосов от общего числа голосов, участвующих в голосовании по данному вопросу.

6. Председатель собрания официально объявляет об открытии собрания и завершении его работы. По завершении обсуждения всех вопросов повестки дня объявляет голосование по ним, ведет собрание, контролирует исполнение регламента собрания, дает необходимые указания и поручения счетной комиссии, дает указания о распространении документов собрания и заявлений президиума собрания, принимает меры по поддержанию или восстановлению порядка на общем собрании акционеров, в случаях нарушения выступающим порядка ведения собрания лишает его слова, объявляет о начале и завершении перерывов в работе собрания, подписывает протокол общего собрания акционеров.

Председатель собрания не вправе прерывать выступление участника собрания, а также комментировать его, если это не вызвано нарушением выступающим порядка ведения собрания и иными процедурными обстоятельствами.

Председатель собрания должен стремиться к тому, чтобы акционеры получили ответы на все вопросы непосредственно на общем собрании. Если сложность вопроса не позволяет ответить на него незамедлительно, следует дать на него письменный ответ в кратчайшие сроки после окончания общего собрания.

7. Председатель собрания может поручить ведение собрания другому лицу, при этом он остается председателем собрания.

8. Секретарем собрания (далее — секретарь) является представитель счетной комиссии или лицо, назначаемое советом директоров общества.

9. Секретарь обеспечивает контроль за подготовкой проектов рабочих документов к собранию, ведет и подписывает протокол собрания, знакомит акционеров, в случае их обращения, с протоколом и решениями собрания, хранит протоколы общего собрания акционеров.

10. Счетная комиссия в части исполнения возложенных на нее обязанностей является независимым постоянно действующим рабочим органом собрания, функции которого выполняет регистратор общества.

11. Сведения, полученные лицами, выполняющими функции счетной комиссии, в процессе обработки результатов голосования (подсчета голосов и заполнения протоколов), являются конфиденциальными.

12. Счетная комиссия осуществляет следующие функции:

- проверяет полномочия и регистрирует лиц, участвующих в общем собрании, ведет журналы регистрации;
- ведет учет доверенностей (предоставляемых ими прав) и иных документов, на основании которых участник собрания действует от имени лица, включенного в список лиц, имеющих право на участие в общем собрании акционеров;
- выдает бюллетени для голосования и иную информацию (материалы) общего собрания зарегистрированным участникам собрания;
- определяет кворум общего собрания акционеров по каждому вопросу, поставленному на голосование;
- организует избрание рабочих органов собрания в случаях, предусмотренных уставом общества, а также настоящим Положением;
- разъясняет вопросы, возникающие в связи с реализацией участниками собрания права голоса на общем собрании;
- разъясняет порядок голосования по вопросам, поставленным на голосование;
- обеспечивает установленный порядок голосования и права акционеров на участие в голосовании;
- подсчитывает голоса и подводит итоги голосования;
- составляет протокол об итогах голосования;
- передает в архив бюллетени для голосования;
- осуществляет иные функции, предусмотренные уставом и внутренними документами общества.

13. РЕГИСТРАЦИЯ УЧАСТНИКОВ СОБРАНИЯ АКЦИОНЕРОВ

1. Принявшими участие в общем собрании, проводимом в форме совместного присутствия для обсуждения вопросов повестки дня и принятия решений по вопросам, поставленным на голосование, с предварительным направлением (вручением) бюллетеней для голосования до проведения общего собрания акционеров, считаются акционеры, зарегистрировавшиеся для участия в нем, и акционеры, бюллетени которых получены не позднее 2 дней до даты проведения общего собрания акционеров.

2. Принявшими участие в общем собрании, проводимом в форме заочного голосования, считаются акционеры, бюллетени которых получены не позднее даты окончания приема обществом бюллетеней для голосования.

3. Счетная комиссия проверяет полномочия и регистрирует лиц, участвующих в общем собрании акционеров.

4. Регистрация лиц, участвующих в общем собрании акционеров, проводимом в форме собрания, должна осуществляться по адресу места проведения общего собрания.

5. Регистрация лиц, имеющих право на участие в общем собрании, не зарегистрировавшихся для участия в общем собрании до его открытия, оканчивается не ранее завершения обсуждения последнего вопроса повестки дня общего собрания, по которому имеется кворум.

6. При осуществлении регистрации счетная комиссия должна вести журналы:

регистрации участников собрания;

учета доверенностей и иных документов, подтверждающих право участника собрания действовать от имени общества.

Счетная комиссия по своей инициативе может вести и другие регистрационные формы и журналы.

7. Регистрация начинается не позднее чем за 1 час до времени проведения собрания.

8. При регистрации участники собрания предъявляют следующие документы:

акционер (физическое лицо) — документ, удостоверяющий личность (паспорт);

представитель акционера (физического лица) — доверенность от имени акционера и документ, удостоверяющий личность представителя (паспорт);

представитель акционера (юридического лица) — доверенность от имени юридического лица и документ, удостоверяющий личность представителя (паспорт);

руководитель юридического лица, являющегося акционером общества, — документ, подтверждающий его должностное положение в соответствии с действующим законодательством, и документ, удостоверяющий личность (паспорт).

Регистрация лиц, имеющих право на участие в общем собрании, должна осуществляться при условии ıентификации лиц, явившихся для участия в общем собрании, путем сравнения данных, содержащихся в иске лиц, имеющих право на участие в общем собрании с данными документов, предъявляемых редставляемых) указанными лицами.

Счетная комиссия выдает под роспись участнику собрания бюллетени для голосования и иные материалы, длежащие раздаче участникам собрания.

Ес голосование на общем собрании, проводимом в форме собрания, может осуществляться путем прав ия в общество заполненных бюллетеней для голосования, по требованию лиц, регистрирующихся для астия в общем собрании, бюллетени которых не получены обществом или получены позднее чем за два дня даты проведения собрания, им могут быть выданы бюллетени для голосования только с отметкой об их вторной выдаче.

Счетная комиссия заполняет журналы регистрации участников собрания.

Доверенности и иные документы, подтверждающие право участника собрания действовать от имени акциоэа, сдаются в общество при регистрации. По желанию участника собрания в общество могут сдаваться копии іх документов. Копии делаются счетной комиссией за счет общества.

9. Счетная комиссия оформляет протокол по итогам регистрации участников собрания, в котором указывася:

полное фирменное наименование и место нахождения общества;

вид общего собрания (годовое или внеочередное);

форма проведения общего собрания (собрание или заочное голосование);

дата проведения общего собрания;

место проведения общего собрания, проведенного в форме собрания (адрес, по которому проводилось собрание);

повестка дня общего собрания;

время начала и время окончания регистрации лиц, имевших право на участие в общем собрании, про енном в форме собрания;

чис олосов, которыми обладали лица, включенные в список лиц, имеющих право на участие в общем собрании, по каждому вопросу повестки дня общего собрания;

число голосов, которыми обладали лица, зарегистрированные для участия в общем собрании акционеров;

число голосов, которыми обладали лица, чьи бюллетени получены обществом в соответствии с требованиями действующего законодательства;

сведения о наличии кворума для голосования по вопросам повестки дня общего собрания акционеров;

председатель и секретарь счетной комиссии;

дата составления протокола.

К протоколу прилагаются письменные жалобы и заявления по процедуре регистрации.

Протокол подписывается представителем регистратора общества.

10. Счетная комиссия докладывает участникам собрания о наличии кворума по каждому вопросу повестки общего собрания акционеров.

ГОЛОСОВАНИЕ НА ОБЩЕМ СОБРАНИИ АКЦИОНЕРОВ. БЮЛЛЕТЕНИ ДЛЯ ГОЛОСОВАНИЯ

1. Голосование на общем собрании акционеров осуществляется по принципу "одна голосующая акция — н голос", а при проведении кумулятивного голосования — "одна голосующая акция — количество голосов, юе общему числу членов совета директоров".

2. При голосовании не допускается разделения голосов, которыми обладает участник собрания. Это означато если у него имеется больше, чем одна голосующая акция, то он не может проголосовать одной частью ісов за принятие, а другой — против принятия данного решения или воздержаться.

3. Подсчет голосов на общем собрании акционеров по вопросу, поставленному на голосование, правом го. при решении которого обладают акционеры — владельцы обыкновенных и привилегированных акций об-

щества, осуществляется по всем голосующим акциям совместно, за исключением случаев, установленных Федеральным законом "Об акционерных обществах".

4. Голосование на общем собрании акционеров по вопросам, поставленным на голосование, осуществляется бюллетенями для голосования.

5. Форма и текст бюллетеня для голосования утверждаются советом директоров.

Возможно использование нескольких бланков бюллетеней для голосования.

Бланк бюллетеня для голосования может включать один или несколько вопросов, поставленных на голосование.

6. При проведении собрания в форме совместного присутствия акционеров для обсуждения вопросов повестки дня и принятия решений по вопросам, поставленным на голосование с предварительным направлением (вручением) бюллетеней для голосования до проведения общего собрания акционеров, в бюллетене для голосования должны быть указаны:

- полное фирменное наименование общества;
- место нахождения общества;
- форма проведения общего собрания акционеров;
- дата, место, время проведения общего собрания акционеров;
- дата окончания приема бюллетеней для голосования, предварительно направленных (врученных) акционерам до проведения общего собрания акционеров;
- почтовый адрес, по которому могут направляться (сдаваться в общество лично) заполненные бюллетени для голосования;
- вопрос, поставленный на голосование;
- формулировки решений по вопросу, поставленному на голосование, голосование по которому осуществляется данным бюллетенем;
- варианты голосования по каждому предложенному решению вопроса, поставленного на голосование, выраженные формулировками "за", "против" или "воздержался";
- упоминание о том, что бюллетень для голосования должен быть подписан акционером.

7. При проведении собрания в форме заочного голосования в бюллетене для голосования должны быть указаны:

- полное фирменное наименование общества;
- место нахождения общества;
- форма проведения общего собрания акционеров (заочное голосование);
- дата проведения общего собрания акционеров (дата окончания приема бюллетеней для голосования);
- почтовый адрес, по которому должны направляться (сдаваться) заполненные бюллетени для голосования;
- вопрос, поставленный на голосование;
- формулировки решений по вопросу, поставленному на голосование, голосование по которому осуществляется данным бюллетенем;
- варианты голосования по каждому предложенному решению вопроса, поставленного на голосование, выраженные формулировками "за", "против" или "воздержался";
- указание на то, что бюллетень для голосования должен быть подписан акционером.

8. Помимо сведений, указанных в п. 6 и 7 статьи 14 настоящего положения, в бюллетене для голосования должны содержаться следующие разъяснения:

- голосующий вправе выбрать только один вариант голосования, кроме случаев голосования в соответствии с указаниями лиц, которые приобрели акции после даты составления списка лиц, имеющих право на участие в общем собрании, или в соответствии с указаниями владельцев депозитарных ценных бумаг;

- если в бюллетене оставлены более одного варианта голосования, то в полях для проставления числа голосов, отданных за каждый вариант голосования, должно быть указано число голосов, отданных за соответствующий вариант голосования, и сделана отметка о том, что голосование осуществляется в соответствии с указаниями приобретателей акций, переданных после даты составления списка, имеющих право на участие в общем собрании, и (или) в соответствии с указаниями владельцев депозитарных ценных бумаг;

- голосующий по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, в поле для проставления числа голосов, находящемся напротив оставленного варианта голосования, должен указать число голосов, отданных за оставленный вариант голосования, и сделать отметку о том, что голосование осуществляется по доверенности, выданной в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании;

- если после даты составления списка лиц, имеющих право на участие в общем собрании, переданы не все акции, голосующий в поле для проставления числа голосов, находящемся напротив оставленного варианта голосования, должен указать число голосов, отданных за оставленный вариант голосования, и сделать отметку о том, что часть акций передана после даты составления списка лиц, имеющих право на участие в общем собрании. Если в отношении акций, преданных после даты составления списка лиц, имеющих право на участие в общем собрании, получены указания приобретателей таких акций, совпадающие с оставленным вариантом голосования, то такие голоса суммируются.

9. Бюллетень для голосования может содержать дополнительные сведения, определенные советом директоров при утверждении формы и текста бюллетеня для голосования.

10. При кумулятивном голосовании по выборам совета директоров общества бюллетень для голосования должен содержать указание на это и разъяснение порядка кумулятивного голосования.

В бюллетене для голосования, которым осуществляется кумулятивное голосование по вопросу об избрании членов совета директоров (наблюдательного совета) общества, помимо разъяснения существа кумулятивного голосования, должно содержаться также следующее разъяснение:

"Дробная часть голоса, полученная в результате умножения числа голосов, принадлежащих акционеру - владельцу дробной акции, на число лиц, которые должны быть избраны в совет директоров (наблюдательный совет) общества, может быть отдана только за одного кандидата".

Бюллетень для кумулятивного голосования должен содержать следующие варианты голосования: "за", "против всех кандидатов", "воздержался по всем кандидатам".

При голосовании "за" участник собрания вправе отдать все принадлежащие ему голоса за одного кандидата или распределить их между двумя и более кандидатами.

Участник собрания вправе распределить голоса по находящимся в его распоряжении голосующим акциям в виде процентов, о чем может быть дано указание в тексте бюллетеня для голосования. Голоса, распределяемые между кандидатами, могут выражаться как целыми, так и дробными числами.

11. В бюллетене для голосования напротив каждого варианта голосования должны содержаться поля для проставления числа голосов, отданных за каждый вариант голосования, а также может содержаться указание числа голосов, принадлежащих лицу, имеющему право на участие в общем собрании. При этом, если таким бюллетенем осуществляется голосование по двум или более вопросам повестки дня общего собрания и число голосов, которыми может голосовать лицо, имеющее право на участие в общем собрании, по разным вопросам повестки дня общего собрания не совпадает, в таком бюллетене должно быть указано число голосов, которыми может голосовать лицо, имеющее право на участие в общем собрании, по каждому вопросу повестки дня общего собрания.

12. В случае представления в общество бюллетеня для голосования до проведения общего собрания акционеров в форме совместного присутствия и при проведении собрания в форме заочного голосования к бюллетеню, подписанному представителем лица, включенного в список лиц, имеющих право участвовать в общем собрании акционеров, действующим на основании доверенности, прилагается доверенность (нотариально удостоверенная копия) или иной документ (нотариально удостоверенная копия), удостоверяющий право представителя действовать от имени акционера.

В случае если доверенность выдана в порядке передоверия, наряду с ней (нотариально удостоверенной копией) представляется доверенность, на основании которой она выдана (или ее нотариально удостоверенная копия).

В случае несоблюдения требований, установленных в настоящем пункте, бюллетень для голосования, подписанный представителем, действующим на основании доверенности, не учитывается (признается недействительным).

13. Участник собрания вправе проголосовать в любой момент с начала собрания.

Участник собрания может сформировать и выразить свое мнение по вопросам, поставленным на голосование, как участвуя в их обсуждении, так и без участия в нем.

По завершении обсуждения всех вопросов повестки дня общего собрания акционеров председатель собрания объявляет голосование по всем вопросам повестки дня. Это означает, что те участники собрания, которые еще не проголосовали, имеют возможность сделать это.

14. Заполнение бюллетеней производится участниками собрания без использования кабин для голосования.

15. Если при подсчете голосов будут обнаружены два или более заполненных бюллетеня одного лица, в которых по одному вопросу повестки дня общего собрания голосующим оставлены разные варианты голосования, то в части голосования по такому вопросу все указанные бюллетени признаются недействительными.

Данное правило не распространяется на бюллетени для голосования, подписанные лицом, выдавшим доверенность на голосование в отношении акций, переданных после даты составления списка лиц, имеющих право на участие в общем собрании, и (или) лицами, действующими на основании таких доверенностей, в которых в полях для проставления числа голосов, отданных за каждый вариант голосования, указано число голосов, отданных за соответствующий вариант голосования, и содержатся соответствующие отметки, предусмотренные пунктом 8 главы 14 настоящего Положения.

16. При голосовании, осуществляемом бюллетенями для голосования, засчитываются голоса по тем вопросам, по которым голосующим оставлен только один из возможных вариантов для голосования. Бюллетени, заполненные с нарушением настоящего требования, признаются недействительными.

Если вопрос, голосование по которому осуществляется бюллетенем для голосования, включает более одной формулировки решения по данному вопросу и вариант голосования «за» оставлен более чем одной из формулировок, бюллетень признается недействительным.

Если при принятии решения об образовании единоличного исполнительного органа, в том случае, когда решение этого вопроса не отнесено уставом к компетенции совета директоров общества, утверждении аудитора общества оставлен вариант «за» более чем у одного из кандидатов, бюллетень признается недействительным.

Если при избрании коллегиального исполнительного органа общества, в том случае, когда решение этого вопроса не отнесено уставом к компетенции совета директоров общества, ревизионной комиссии общества вариант голосования «за» оставлен у большего числа кандидатов, чем имеется вакансий, бюллетень признается недействительным.

Если при кумулятивном голосовании по выборам совета директоров общества акционер распределил между кандидатами большее количество голосов, чем имеется в его распоряжении, бюллетень признается недействительным.

Если бюллетень для голосования не позволяет идентифицировать лицо (акционера или представителя акционера), проголосовавшее данным бюллетенем, то бюллетень признается недействительным.

При проведении собрания в форме заочного голосования бюллетени, полученные обществом после даты окончания приема бюллетеней для голосования, считаются непринявшими участие в общем собрании, и голоса, указанные в них, не учитываются.

17. Если бюллетень для голосования содержит несколько вопросов, поставленных на голосование, несоблюдение вышеуказанных требований в отношении одного или нескольких вопросов не влечет за собой признание бюллетеня для голосования недействительным в целом.

18. Общество хранит все полученные им бюллетени для голосования, в том числе:

- бюллетени для голосования, полученные обществом после даты окончания приема бюллетеней для голосования, при проведении собрания в форме заочного голосования;
- бюллетени для голосования, полученные обществом позднее двух дней до даты проведения общего собрания акционеров при проведении общего собрания акционеров в форме совместного присутствия акционеров для обсуждения вопросов повестки дня и принятия решений по вопросам, поставленным на голосование, с предварительным направлением (вручением) бюллетеней для голосования до проведения общего собрания акционеров.

15. ГОЛОСОВАНИЕ ПО ПОРЯДКУ ВЕДЕНИЯ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ В ФОРМЕ СОВМЕСТНОГО ПРИСУТСТВИЯ

1. Президиум собрания предлагает на голосование вопросы по порядку ведения общего собрания акционеров. Участники (участник) собрания, распоряжающиеся в совокупности не менее чем 2 процентами акций общества, вправе вносить предложения по порядку ведения общего собрания. Предложения подаются в письменном виде в президиум собрания.

В предложении указываются:

- вопрос для голосования и формулировка решения по вопросу;
- четко сформулированные мотивы внесения вопроса для голосования;
- Ф.И.О. (наименование) участника (участников) собрания, внесшего (вносящих) предложение, количество принадлежащих ему (им) акций.

В случае, если лицо (лица) участвует в голосовании на основании доверенности, в предложении должно быть указание на это.

Предложение должно быть подписано лицами, вносящими его.

2. Голосовать по порядку ведения общего собрания акционеров вправе участники собрания, имеющие соответствующие полномочия.

3. Голосование проводится путем простого поднятия рук участвующих в собрании.

4. Решение общего собрания по порядку ведения общего собрания акционеров, принимается большинством голосов акционеров, принимающих участие в собрании.

5. Председательствующий оглашает предложение, выносимое на голосование. Сформулированный вопрос заносится в протокол собрания как дополнительный под определенным номером. Если внесено несколько вопросов, то каждый из них заносится в протокол под своим номером.

16. ДОКУМЕНТЫ ОБЩЕГО СОБРАНИЯ АКЦИОНЕРОВ

1. Итоги голосования по вопросам, поставленным на голосование, включая вопросы порядка ведения общего собрания акционеров, подводятся счетной комиссией.

Решение общего собрания акционеров по вопросу повестки дня собрания не считается принятым и не может быть оглашено до подведения итогов голосования по всем вопросам повестки дня.

2. По итогам голосования счетная комиссия составляет протокол об итогах голосования на общем собрании акционеров, отражающий результаты голосования по каждому вопросу повестки дня, поставленному на голосование, и по порядку ведения общего собрания акционеров.

3. В протоколе счетной комиссии по итогам голосования указываются:

- полное фирменное наименование общества;
- место нахождения общества;
- вид собрания (годовое или внеочередное);
- для внеочередного общего собрания акционеров — инициаторы его проведения;
- форма проведения собрания;
- дата проведения общего собрания акционеров (дата окончания приема бюллетеней для голосования при проведении общего собрания акционеров в форме заочного голосования);
- время проведения общего собрания акционеров;

- место проведения общего собрания акционеров (место подведения итогов голосования при проведении общего собрания акционеров в форме заочного голосования);
- время начала и время окончания регистрации лиц, имевших право на участие в общем собрании, проведенном в форме собрания;
- время открытия и время закрытия общего собрания, проведенного в форме собрания, а в случае, если решения, принятые общим собранием, и итоги голосования по ним оглашались на общем собрании, также время подсчета голосов;
- повестка дня общего собрания;
- почтовый адрес (адреса), по которому направлялись заполненные бюллетени для голосования при проведении общего собрания в форме заочного голосования, а также при проведении общего собрания в форме собрания, если голосование по вопросам, включенным в повестку дня общего собрания, могло осуществляться путем направления в общество заполненных бюллетеней;
- число голосов, которыми обладали лица, включенные в список лиц, имеющих право на участие в общем собрании, по каждому вопросу повестки дня общего собрания;
- число голосов, которыми обладали лица, принявшие участие в общем собрании, по каждому вопросу повестки дня общего собрания, с указанием имелся ли кворум по каждому вопросу;
- число голосов, отданных за каждый из вариантов голосования (“за”, “против”, “воздержался”) по каждому вопросу повестки дня общего собрания, по которому имелся кворум;
- формулировка решений, принятых общим собранием по каждому вопросу повестки дня общего собрания;
- число бюллетеней, признанных недействительными при подведении итогов голосования по вопросу, поставленному на голосование, с указанием количества голосующих акций, представленных данными бюллетенями;
- полное фирменное наименование, место нахождения регистратора и имена уполномоченных им лиц;
- дата составления протокола.

При проведении общего собрания акционеров в форме совместного присутствия акционеров для обсуждения вопросов повестки дня и принятия решений по вопросам, поставленным на голосование с предварительным направлением (вручением) бюллетеней для голосования, до проведения общего собрания акционеров, в протоколе по итогам голосования дополнительно указываются:

- число бюллетеней для голосования, поступивших в общество не позднее двух дней до даты проведения собрания;
- бюллетени для голосования, предварительно направленные акционерам до собрания и поступившие в общество позднее двух дней до даты проведения собрания.

При проведении общего собрания акционеров в форме заочного голосования в протоколе по итогам голосования указывается число бюллетеней для голосования, поступивших в общество до даты окончания приема бюллетеней для голосования, и число бюллетеней для голосования, поступивших в общество после даты окончания приема бюллетеней для голосования.

4. Протокол счетной комиссии по итогам голосования составляется в двух экземплярах. Каждый экземпляр подписывается представителем (представителями) регистратора, действующим от его имени на основании устава или доверенности.

5. Протокол об итогах голосования составляется не позднее 15 дней после закрытия общего собрания акционеров или даты окончания приема бюллетеней при проведении общего собрания акционеров в форме заочного голосования.

После составления протокола об итогах голосования и подписания протокола общего собрания акционеров бюллетени для голосования опечатываются счетной комиссией и сдаются в архив общества на хранение.

6. Протокол об итогах голосования подлежит приобщению к протоколу общего собрания акционеров.

7. Решения, принятые общим собранием акционеров, и итоги голосования оглашаются на общем собрании акционеров, в ходе которого проводилось голосование, или доводятся не позднее 10 дней после составления протокола об итогах голосования в форме отчета об итогах голосования до сведения лиц, включенных в список лиц, имеющих право на участие в общем собрании акционеров, в порядке, предусмотренном для сообщения о проведении общего собрания акционеров.

8. К протоколу по итогам голосования прилагаются письменные жалобы и заявления, поступившие в счетную комиссию.

9. При проведении общего собрания акционеров наряду с протоколом об итогах голосования, при необходимости, составляется отчет об итогах голосования, который не позднее 10 дней после составления протокола об итогах голосования доводится до сведения лиц, включенных в список лиц, имеющих право на участие в общем собрании акционеров, в порядке, предусмотренном уставом общества для сообщения о проведении общего собрания акционеров.

10. В отчете об итогах голосования на общем собрании указываются:

полное фирменное наименование и место нахождения общества;

вид общего собрания (годовое или внеочередное);

форма проведения общего собрания (собрание или заочное голосование);

дата проведения общего собрания;

место проведения общего собрания, проведенного в форме собрания (адрес, по которому проводилось собрание);

- повестка дня общего собрания;
- число голосов, которыми обладали лица, включенные в список лиц, имевших право на участие в общем собрании, по каждому вопросу повестки дня общего собрания;
- число голосов, которыми обладали лица, принявшие участие в общем собрании, по каждому вопросу повестки дня общего собрания с указанием, имелся ли кворум по каждому вопросу;
- число голосов, отданных за каждый из вариантов голосования ("за", "против" и "воздержался") по каждому вопросу повестки дня общего собрания, по которому имелся кворум;
- формулировки решений, принятых общим собранием по каждому вопросу повестки дня общего собрания;
- полное фирменное наименование, место нахождения регистратора и имена уполномоченных им лиц;
- имена председателя и секретаря общего собрания.

11. Отчет об итогах голосования на общем собрании подписывается председателем и секретарем общего собрания.

12. Протокол общего собрания акционеров составляется не позднее 15 дней после закрытия общего собрания акционеров.

При проведении общего собрания акционеров в форме заочного голосования протокол общего собрания акционеров по итогам заочного голосования составляется в срок не позднее 15 дней с даты окончания приема обществом бюллетеней для заочного голосования.

13. В протоколе общего собрания указываются:
- полное фирменное наименование и место нахождения общества;
- вид общего собрания (годовое или внеочередное);
- форма проведения общего собрания (собрание или заочное голосование);
- дата проведения общего собрания;
- место проведения общего собрания, проведенного в форме собрания (адрес, по которому проводилось собрание);
- повестка дня общего собрания;
- время начала и время окончания регистрации лиц, имевших право на участие в общем собрании, проведенном в форме собрания;
- время открытия и время закрытия общего собрания, проведенного в форме собрания, а в случае, если решения, принятые общим собранием, и итоги голосования по ним оглашались на общем собрании, также время начала подсчета голосов;
- почтовый адрес (адреса), по которому направлялись заполненные бюллетени для голосования при проведении общего собрания в форме заочного голосования, а также при проведении общего собрания в форме собрания, если голосование по вопросам, включенным в повестку дня общего собрания, могло осуществляться путем направления в общество заполненных бюллетеней;
- общее количество голосов, которыми обладают акционеры;
- количество голосов, которыми обладают акционеры, принимающие участие в собрании;
- число голосов, которыми обладали лица, включенные в список лиц, имеющих право на участие в общем собрании, по каждому вопросу повестки дня общего собрания;
- число голосов, которыми обладали лица, принявшие участие в общем собрании, по каждому вопросу повестки дня общего собрания с указанием, имелся ли кворум по каждому вопросу;
- число голосов, отданных за каждый из вариантов голосования ("за", "против" и "воздержался") по каждому вопросу повестки дня общего собрания, по которому имелся кворум;
- формулировки решений, принятых общим собранием по каждому вопросу повестки дня общего собрания;
- основные положения выступлений и имена выступавших лиц по каждому вопросу повестки дня общего собрания, проведенного в форме собрания;
- председатель (президиум) и секретарь общего собрания;
- дата составления протокола общего собрания.

В случае, если в обществе не создана счетная комиссия и функции счетной комиссии не выполняются регистратором, в протоколе общего собрания должны указываться сведения, которые в соответствии с Федеральным законом "Об акционерных обществах" и настоящим положением должны указываться в протоколе счетной комиссии об итогах голосования на общем собрании.

14. К протоколу общего собрания приобщаются:

протокол счетной комиссии об итогах голосования на общем собрании;

отчет об итогах голосования (в случае его составления);

документы, принятые или утвержденные решениями общего собрания.

15. В случае, если в повестку дня общего собрания включен вопрос об одобрении обществом сделки, в совершении которой имеется заинтересованность, в протоколе общего собрания акционеров, протоколе счетной комиссии об итогах голосования на общем собрании и отчете об итогах голосования на общем собрании указываются:
- число голосов, которыми по указанному вопросу обладали все лица, включенные в список лиц, имеющих право на участие в общем собрании, не заинтересованные в совершении обществом сделки;
- число голосов, которыми по указанному вопросу обладали лица, не заинтересованные в совершении обществом сделки, принявшие участие в общем собрании;

- число голосов, отданных по указанному вопросу за каждый из вариантов голосования ("за", "против" и "воздержался").

16. Протокол общего собрания акционеров составляется в двух экземплярах. Оба экземпляра подписываются председательствующим на общем собрании акционеров и секретарем общего собрания акционеров.

17. Протокол общего собрания акционеров, протокол об итогах голосования, а в случае составления отчета об итогах голосования, также и отчет об итогах голосования являются документами постоянного хранения, к которым должен быть обеспечен свободный доступ акционеров.

18. Копии протоколов общего собрания и об итогах голосования должны быть выданы акционеру в течение 5 дней с момента получения обществом соответствующего требования акционера. Предоставление указанных копий осуществляется при условии возмещения обществу расходов, связанных с их изготовлением.

Утверждено
общим собранием акционеров
ОАО «Торговый Дом ГУМ»
Протокол № 20 от 05 июня 2007 года

Председатель общего собрания акционеров
ОАО «Торговый Дом ГУМ»
В.Д. Вечканов

ПОЛОЖЕНИЕ
«О ревизионной комиссии открытого акционерного общества «Торговый Дом ГУМ»

г. Москва, 2007 г.

Настоящее Положение о Ревизионной комиссии Открытого акционерного общества «Торговый Дом ГУМ», разработанное в соответствии с Гражданским Кодексом Российской Федерации, Федеральным законом «Об акционерных обществах» и уставом открытого акционерного общества «Торговый Дом ГУМ», определяет задачи и порядок деятельности Ревизионной комиссии, регулирует вопросы ее взаимодействия с органами управления Общества и структурными подразделениями аппарата управления Общества.

1. Общие положения

1. Ревизионная комиссия является постоянно действующим выборным органом Общества, избираемым годовым общим собранием акционеров для осуществления контроля за результатами финансово-хозяйственной деятельности общества, путем проведения комплексных или выборочных проверок.
2. Члены ревизионной комиссии общества избираются годовым общим собранием акционеров из числа кандидатур, включенных в список кандидатов для голосования по выборам в ревизионную комиссию, на срок до следующего годового общего собрания акционеров

   Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 (двух) процентов голосующих акций, в срок не позднее 60 (шестидесяти) дней после окончания финансового года общества вправе выдвинуть кандидатов в состав ревизионной комиссии общества, число которых не может превышать количественного состава этого органа.

   Лица, избранные в состав ревизионной комиссии, могут переизбираться неограниченное число раз.
3. Членами Ревизионной комиссии могут быть акционеры или надлежащим образом уполномоченные представители акционеров. Члены ревизионной комиссии общества не могут одновременно являться членами совета директоров, а также занимать иные должности в органах управления общества.
4. Избрание членов ревизионной комиссии и досрочное прекращение их полномочий осуществляется общим собранием акционеров большинством голосов акционеров, принимающих участие в собрании.

   Акции, принадлежащие на праве собственности лично членам совета директоров общества или лицам, занимающим должности в органах управления общества, не могут участвовать в голосовании при избрании членов ревизионной комиссии общества.
5. Предложение о выдвижении кандидатур для включения в список кандидатов для голосования по выборам членов ревизионной комиссии, на годовом и внеочередном общих собраниях акционеров, должно содержать информацию установленную требованиями Федерального закона «Об акционерных обществах» и уставом общества.
6. По решению общего собрания акционеров членам ревизионной комиссии общества в период исполнения ими своих обязанностей могут выплачиваться вознаграждение и/или компенсироваться расходы, связанные с исполнением ими функций членов ревизионной комиссии общества.

   Размеры таких вознаграждений и компенсаций устанавливаются решением общего собрания акционеров по рекомендации совета директоров.
7. Члены ревизионной комиссии при осуществлении своих прав и исполнении обязанностей должны действовать в интересах общества, осуществлять свои права и исполнять обязанности в отношении общества добросовестно и разумно, руководствуясь в своей деятельности уставными целями и внутренними положениями общества, а также нормами действующего законодательства.

2. Обязанности ревизионной комиссии

1. Ревизионная комиссия обязана:
   - своевременно доводить до сведения общего собрания акционеров, совета директоров, коллегиального и единоличного исполнительного органа результаты осуществленных проверок в форме заключения или акта;

- давать оценку достоверности данных, включаемых в годовой отчет общества и содержащихся в годовой бухгалтерской отчетности общества;
- соблюдать коммерческую тайну, не разглашать сведения, являющиеся конфиденциальными, к которым члены ревизионной комиссии имеют доступ при выполнении своих функций;
- в ходе проверки требовать от органов управления общества, руководителей подразделений и служб, филиалов и представительств, должностных лиц предоставления информации (документов и материалов), изучение которой соответствует компетенции ревизионной комиссии;
- требовать созыва заседаний совета директоров, созыва внеочередного общего собрания акционеров в случаях, когда выявленные нарушения в финансово-хозяйственной деятельности или реальная угроза интересам общества требуют решения по вопросам, находящимся в компетенции данных органов управления обществом;
- фиксировать нарушения нормативно-правовых актов, устава, положений, правил и инструкций общества работниками общества и должностными лицами;
- осуществлять проверку финансово-хозяйственной деятельности общества по итогам деятельности общества за год, а также во всякое время по инициативе лиц, названных в федеральном законе «Об акционерных обществах», уставе общества и настоящем положении;
- в случае необходимости привлекать к своей работе специалистов по отдельным вопросам финансово-хозяйственной деятельности, не занимающих руководящих должностей в обществе, а также сторонние специализированные организации. Оплата привлеченных сторонних специалистов осуществляется за счет средств Общества.

3. Порядок деятельности ревизионной комиссии

1. Члены ревизионной комиссии избирают из своего состава председателя ревизионной комиссии сроком на один год, который организует ее работу, созывает и проводит заседания ревизионной комиссии, а также представляет ревизионную комиссию на общем собрании акционеров, на заседаниях совета директоров и правления общества. В случае отсутствия председателя ревизионной комиссии его функции осуществляет заместитель председателя.

   Заместитель председателя ревизионной комиссии избирается членами ревизионной комиссии по предложению председателя из их числа большинством голосов сроком на один год. Заместитель председателя ревизионной комиссии в отсутствие председателя обладает всеми его полномочиями и исполняет все функции, возложенные на председателя ревизионной комиссии.

   В случае отсутствия председателя ревизионной комиссии и его заместителя их функции осуществляет один из членов ревизионной комиссии по решению комиссии.
2. Заседания ревизионной комиссии проводятся по мере необходимости, но не реже одного раза в квартал.

   Заседания ревизионной комиссии проводятся перед началом проверки и по ее результатам. Член ревизионной комиссии вправе требовать созыва заседания комиссии в случае выявления нарушений, требующих безотлагательного решения.
3. Уведомление о заседании направляется членам ревизионной комиссии не позднее 5 (пяти) рабочих дней до назначенной даты заседания.

   В уведомлении должны быть указаны дата, место, время проведения и повестка заседания. В случае если для проведения заседания необходимо представить дополнительные информационные материалы, то они направляются всем членам ревизионной комиссии вместе с уведомлением о заседании.

4. Заседания ревизионной комиссии общества проводятся в форме совместного присутствия всех членов комиссии для обсуждения вопросов повестки дня и принятия решений по вопросам, поставленным на голосование.

Решения по вопросам повестки заседания принимаются большинством голосов избранных членов ревизионной комиссии.

В случае несогласия члена ревизионной комиссии с принятым решением он имеет право изложить особое мнение, приобщив его к протоколу заседания или заключению ревизионной комиссии.

5. На заседании ревизионной комиссии ведется протокол. Протокол заседания ревизионной комиссии ведется лицом, председательствующим на заседании.

В протоколе заседания указываются:

- место и время проведения заседания;
- лица, присутствующие на заседании;
- повестка дня заседания;
- вопросы, поставленные на голосование, и итоги голосования по ним;
- принятые решения.

Протокол ревизионной комиссии подписывается председательствующим на заседании, который несет ответственность за правильность составления протокола. Общество обязано хранить протоколы заседаний Ревизионной комиссии и обеспечивать их предоставление по требованию акционеров Общества.

4. Порядок проведения проверок

1. Проверка финансово-хозяйственной деятельности общества осуществляется по итогам деятельности общества за год.
2. Ревизионная комиссия представляет в совет директоров заключение по результатам проверки финансово-хозяйственной деятельности общества за год и заключение, подтверждающее или опровергающее достоверность данных, включаемых в годовой отчет общества и содержащихся в годовой бухгалтерской отчетности общества, не позднее чем за 30 (тридцать) дней до даты проведения годового общего собрания акционеров.
3. Проверка финансово-хозяйственной деятельности общества осуществляется также во всякое время по:
   - инициативе самой ревизионной комиссии;
   - решению общего собрания акционеров;
   - решению совета директоров;
   - письменному требованию акционера (акционеров) общества, владеющего (владеющих в совокупности) не менее чем 10 процентами голосующих акций общества.

   Заключение ревизионной комиссии по итогам проверки финансово-хозяйственной деятельности общества, проводимой по требованию акционера (акционеров), утвержденное председателем ревизионной комиссии, направляется данному акционеру (акционерам) в течение 3 (трех) рабочих дней с даты утверждения заключения.
4. Член ревизионной комиссии при выявлении нарушений направляет председателю ревизионной комиссии письменное описание выявленных нарушений, требующих решения ревизионной комиссии.

   В течение 7 (семи) рабочих дней после получения такого требования председатель ревизионной комиссии обязан созвать заседание ревизионной комиссии.
5. При проведении проверок члены ревизионной комиссии обязаны изучить все имеющиеся и полученные документы и материалы, относящиеся к предмету проверки.
6. По итогам проверки финансово-хозяйственной деятельности общества председатель ревизионной комиссии общества составляет и утверждает заключение.

Общество обязано бессрочно хранить заключения Ревизионной комиссии и обеспечивать доступ к ним по требованию акционеров Общества.

7. Инициаторы проверки финансово-хозяйственной деятельности общества вправе в любой момент до вынесения ревизионной комиссией заключения по результатам проверки отозвать свое требование, письменно уведомив ревизионную комиссию.

5. Порядок выдвижения требования о проведении проверки акционерами общества

1. Проверка финансово-хозяйственной деятельности общества осуществляется во всякое время по требованию акционера (акционеров) общества, владеющего (владеющих в совокупности) не менее чем 10 (десятью) процентами голосующих акций общества.
2. Акционеры - инициаторы проверки направляют в ревизионную комиссию письменное требование, которое должно содержать:
   - фамилию, имя и отчество (наименование) акционеров;
   - сведения о принадлежащих им акциях (количество, категория, тип);
   - мотивированное обоснование данного требования.

   Требование подписывается акционером или его доверенным лицом. Если требование подписывается доверенным лицом, то прилагается надлежащим образом оформленная доверенность.

   В случае если инициатива исходит от акционеров - юридических лиц, подпись представителя юридического лица, действующего в соответствии с его уставом без доверенности, заверяется печатью данного юридического лица. Если требование подписано представителем юридического лица, действующим от его имени по доверенности, к требованию прилагается надлежащим образом оформленная доверенность.
3. Требование инициаторов проведения ревизии направляется в адрес общества на имя председателя ревизионной комиссии заказным письмом с уведомлением о вручении или сдается в общество.

   Дата предъявления требования определяется по дате его поступления в общество.
4. В течение 7 (семи) рабочих дней с даты предъявления требования ревизионная комиссия должна принять решение о проведении проверки финансово-хозяйственной деятельности общества или дать мотивированный отказ от проведения ревизии.
5. Отказ от проверки может быть дан ревизионной комиссией в следующих случаях:
   - акционеры, предъявившие требование, не являются владельцами необходимого для этого количества голосующих акций;
   - по фактам, являющимся мотивами проведения проверки, проверка проведена и председателем ревизионной комиссией утверждено заключение;
   - требование не соответствует законодательству и нормативно-правовым актам Российской Федерации или положениям устава общества.

6. Порядок выдвижения требования о созыве внеочередного общего собрания акционеров

1. В случае, если возникла угроза существенным интересам Общества или выявлены злоупотребления должностных лиц Общества Ревизионная комиссия обязана потребовать от общества созыва внеочередного Общего собрания акционеров. Требование о созыве внеочередного общего собрания акционеров принимается большинством голосов присутствующих на заседании членов ревизионной комиссии. Требование подписывается председателем ревизионной комиссии.
2. Требование ревизионной комиссией созыва внеочередного общего собрания направляется обществу в письменной форме путем направления заказного письма в адрес общества с уведомлением о его вручении или сдается в общество.

Дата предъявления требования о созыве внеочередного общего собрания определяется по дате получения требования обществом или дате сдачи в общество.
Требование ревизионной комиссии должно содержать:

- формулировки вопросов повестки дня и решений по ним;
- четко сформулированные мотивы постановки данных вопросов повестки дня;
- форму проведения собрания.

AGREEMENT

on transfer of authorities
of the executive body of the Company

Moscow May 25th, 2007

Atlas Project Management Limited Company, hereinafter referred to as «the Managing Company», represented by its Director Karakhanyan Samvel, acting under the Charter on the one part,

and

Open Joint Stock-Company «GUM Trading House», hereinafter referred to as "the Company", represented by its Chairman of the Board of Directors Mr. Vechkanov V.L. acting under the Charter and following the resolution of General Shareholders Meeting held on May 25th, 2007, of the other part, collectively referred to as "the Parties", have entered into the present agreement on their own free will:

1. STATEMENTS, CONFIRMATIONS AND WARRANTIES

1.1. The individuals signing the Agreement on behalf of the Parties bear all the necessary powers to do so in compliance with the current legislation of the Russian Federation.

1.2. The conclusion of the Agreement will neither lead to infringement nor will it contradict to any other agreement or arrangement between the Parties valid at the moment of the conclusion of the present Agreement.

1.3. Any information submitted by the Parties to each other in connection with the conclusion of the present Agreement, does not contain any false data and does not conceal facts misleading the Parties. The information does not conceal any issue, which is important for the other Party in connection with the subject of the present Agreement.

1.4. The obligations of each of the Parties according to the present Agreement are assumed by them voluntarily, on reasonable grounds and thus entitle each Party to require strict and careful compliance with them.

1.5. The present Agreement shall be legally binding for any possible assignee of the Parties.

1.6. Each Party has been running its business with all substantial aspects complying with all the applicable laws and regulations of the country the Party runs its business in and shall not be held liable for any illegal act committed by any third party.

1.7. All the consents, permissions and approvals required for or connected with running each Party's business are obtained and valid. Such licenses, permissions, consents and other approvals are fully valid, are not limited in duration in its subject, do not contain any unusual or involuntary conditions and in all substantial aspects complies with the current legislation. There are no circumstances existing at the date hereof which could lead to the impossibility to renew or withdrawal of any of such licenses, permissions, consents or approvals.

ДОГОВОР

о передаче полномочий
исполнительного органа Общества

RECEIVED

г. Москва «25» мая 2007 года

Компания Atlas Project Management Limited, именуемая далее «Управляющая компания», в лице Директора Самвела Караханяна, действующего на основании Устава, с одной стороны,

и

Открытое акционерное общество «Торговый Дом ГУМ», именуемое далее «Общество», в лице Председателя Совета Директоров Вечканова В.Л., действующего на основании Устава и во исполнение решения Общего Собрания Акционеров от «25» мая 2007 года, с другой стороны, именуемые далее совместно «Стороны», руководствуясь своей свободной волей, заключили настоящий договор о нижеследующем:

1. ЗАЯВЛЕНИЯ, ПОДТВЕРЖДЕНИЯ И ГАРАНТИИ

1.1. Лица, подписывающие от имени Сторон настоящий Договор, имеют на это все полномочия в соответствии с действующим законодательством РФ.

1.2. Заключение настоящего Договора не приведет к нарушению и не войдет в противоречие с какими-либо другими соглашениями или договоренностями Сторон, в которых они являются участниками на момент заключения настоящего Договора.

1.3. Любая информация, предоставленная Сторонами друг другу в связи с заключением настоящего Договора, не содержит несоответствующих действительности сведений и не умалчивает о фактах, вводящих в заблуждение Стороны. В данной информации нет умолчаний о любых вопросах, важных для другой Стороны в связи с предметом настоящего Договора.

1.4. Обязательства каждой из Сторон в соответствии с настоящим Договором приняты ими на себя добровольно, на разумных основаниях и дают право каждой Стороне требовать их неукоснительного и тщательного соблюдения.

1.5. Настоящий Договор будет иметь обязательную силу для любых возможных правопреемников Сторон.

1.6. Каждая сторона ведет и всегда вела свою предпринимательскую деятельность во всех существенных аспектах в полном соответствии со всеми применимыми законами и правилами, действующими в стране, где сторона осуществляла или осуществляет свою предпринимательскую деятельность, а так же не несет ответственности за незаконные действия других лиц.

1.7. Согласования, разрешения или одобрения, необходимые для осуществления или связанные с осуществлением предпринимательской деятельности Сторон получены и действуют. Такие лицензии, разрешения, согласования или иные одобрения действуют полностью, не имеют ограничений по срокам или предмету или необычных и кабальных условий и во всех существенных аспектах соответствуют действующему законодательству. Так же на дату заключения настоящего Договора не существует обстоятельств, которые могут повлечь за собой отзыв или невозможность возобновления таких лицензий, разрешений, согласований или иных одобрений.

1.8. Unless otherwise agreed between the Parties in writing, each Party shall duly and independently pay all the taxes imposed on them.

1.9. The Parties hereby declare and guarantee to each other that each of them:

1.9.1. is an entity established and existing under the laws of the country of its incorporation;

1.9.2. has all the rights and authorities required to enter into this Agreement.

2. SUBJECT OF THE AGREEMENT

2.1. Pursuant to the terms and procedures set forth in this Agreement, the Company transfers, and the Managing company assumes and exercises the authorities of the sole executive body of the Company as defined by the Company Charter, other Company's internal documents and current legislation of Russian Federation.

2.2. The conclusion of this Agreement shall not lead to the change of the Company Charter in the part concerning authorities of the sole executive body of the Company; however the provisions of the Company Charter concerning the sole executive body of the Company, shall be applied in regards to the Managing company only, for the whole validity period of the Agreement .

2.3. The authorities of the sole executive body of the Company are considered transferred to the Managing company as of the date the Agreement enters in force.

2.4. The permanent address of the Company's sole executive body shall be the Company's registered address: Red Square, 3, Moscow, 109012, Russian Federation.

3. ACCOUNTING REPORTS AND REMUNERATION

3.1. The Managing company shall submit the quarterly and annual accounting reports to the Board of directors within 5 (five) calendar days after it was submitted to the tax authorities.

3.2. The Board of directors of the Company shall study the accounting report of the Managing company at the next meeting of the Company's Board of directors and commission the Chairman of the Board of directors of the Company or other individual authorized by the Board of directors, to sign with the Managing company a Statement of the Services Rendered, within 5 (five) calendar days from the date of resolution.

3.3. The Company shall pay a remuneration, indicated in point 3.3.1 and 3.3.3 of the present Agreement, to the Managing Company for its exercising of the Company's sole executive body's authorities.

3.3.1. The remuneration payable to the Managing Company for I, II and III quarters shall be calculated in roubles of RF at the rate of 10% (ten percent) of the Company's gross margin for every past quarter and VAT paid at the rate defined by the legislation of the Russian Federation in force at the date of

1.8. Кроме случаев, письменно определенных сторонами, каждая сторона самостоятельно и в сроки уплачивает соответствующие налоги.

1.9. Стороны настоящим заявляют и гарантируют друг другу, что:

1.9.1. созданы и существуют в полном соответствии с законами страны своей инкорпорации;

1.9.2. обладают всеми правами необходимыми для заключения настоящего Договора.

2. ПРЕДМЕТ ДОГОВОРА

2.1. Общество передает, а Управляющая компания принимает и осуществляет определенные Уставом Общества, иными внутренними документами Общества и действующим законодательством РФ полномочия единоличного исполнительного органа Общества в порядке и на условиях, оговоренных настоящим Договором и действующим законодательством.

2.2. Заключение настоящего Договора не влечет за собой изменение Устава Общества в части, касающейся полномочий единоличного исполнительного органа Общества, однако те положения Устава Общества, которые посвящены единоличному исполнительному органу Общества, на период действия настоящего договора применяются только в отношении Управляющей компании.

2.3. Полномочия единоличного исполнительного органа Общества считаются переданными Управляющей компании с даты вступления в силу настоящего Договора.

2.4. Постоянным местом нахождения единоличного исполнительного органа Общества является место нахождения Общества, а именно 109012, Российская Федерация, г. Москва, Красная площадь, д.3.

3. ОТЧЕТНОСТЬ И ВОЗНАГРАЖДЕНИЕ

3.1. Управляющая компания обязана предоставлять Совету Директоров Общества ежеквартальную и годовую бухгалтерскую отчетность Общества не позднее 5 (пяти) календарных дней с даты подачи вышеуказанной отчетности в налоговые органы.

3.2. Совет Директоров Общества обязан рассмотреть представленные Управляющей компанией отчетность на ближайшем заседании Совета Директоров Общества и поручить Председателю Совета Директоров Общества либо иному лицу, уполномоченному Советом Директоров Общества, подписать в течение 5 (пяти) календарных дней с даты принятия Советом директоров Общества соответствующего решения Акт об оказании услуг с Управляющей компанией (кроме Акта об оказании услуг за IV квартал).

3.3. За осуществление Управляющей компанией полномочий единоличного исполнительного органа Общества последнее уплачивает в нижеуказанном порядке Управляющей компании вознаграждение, предусмотренное пунктом 3.3.1 и пунктом 3.3.3 настоящего Договора.

3.3.1. Вознаграждение Управляющей компании за I, II и III кварталы составляет сумму в рублях РФ, равную 10 (десяти) % от валовой прибыли[1] Общества за каждый прошедший квартал, кроме того НДС в размере, установленном законодательством РФ на дату платежа.

[1] Amount of the gross profit should be taken from to the accounting of the GUM Trading House JSC (balance sheet form No. 2 under OKUD "Profit and Loss Statement")

[1] Для расчета принимается размер валовой прибыли по данным Отчета о прибылях и убытках бухгалтерской отчетности ОАО «ТД ГУМ»

payment.

3.3.2. The said remuneration is subject to the following procedure:

- By the 25th (twenty fifth) day of the first month of a payable quarter the Company shall pay to the Managing company the prepayment in the amount of 4 000 000 (four million) roubles and VAT paid at the rate defined by the legislation of the Russian Federation in force at the date of payment;
- By the 25th (twenty fifth) day of the second month of a payable quarter the Company shall pay to the Managing company the prepayment in the amount of 4 000 000 (four million) roubles, VAT paid at the rate defined by the legislation Russian Federation in force at the date of payment;
- By the 25th (twenty fifth) day of the third month of a payable quarter the Company shall pay to the Managing company the prepayment in the amount of 4 000 000 (four million) roubles, VAT paid at the rate defined by the legislation Russian Federation in force at the date of payment;
- Within 10 (ten) working days from the date the Statement of the Services Rendered is signed the Company shall pay to the Managing Company the remuneration indicated in point 3.3.1 of the Agreement, net of the previous prepayments of a payable quarter.

3.3.3. For the period from October 1st till December 31st inclusive (IV quarter) the remuneration to the Managing Company consists of 40 000 000 (forty million) roubles and VAT in the amount stated by the legislation of the Russian Federation for the date of payment.

3.3.4. The remuneration stated in the clause 3.3.3. of the present Agreement shall be paid in the following order:

- until 25th (twenty fifth) day of the first month of the forth quarter the Company shall pay to the Managing Company the prepayment amounted RUR 4 000 000 (four million) and VAT in the amount stated by the legislation of the Russian Federation for the date of payment;
- until 25th (twenty fifth) day of the second month of the forth quarter the Company shall pay to the Managing Company the prepayment amounted RUR 4 000 000 (four million) and VAT in the amount stated by the legislation of the Russian Federation for the date of payment;
- until 25th (twenty fifth) day of the third month of the forth quarter the Company shall pay to the Managing Company the prepayment amounted RUR 4 000 000 (four million) and VAT in the amount stated by the legislation of the Russian Federation for the date of payment;
- within 5 (five) working days from the date of signing of the Statement of the Services Rendered by the Parties the Company shall pay the rest of remuneration stated in clause 3.3.3. of the present Agreement amounted RUR 28 000 000 (twenty eight) to the Managing Company and VAT in the amount stated by the legislation of RF for the date of payment;

3.3.5. Statement of the Services Rendered for the IV quarter shall be signed by the Company's Chairman of the Board of Directors on the decision of the Company's Board of Directors within 12th (twelfth) day of the month that follows the financial quarter.

3.3.2. Вознаграждение выплачивается в следующем порядке:

- до 25 (двадцать пятого) числа первого месяца оплачиваемого квартала Общество уплачивает Управляющей компании аванс в размере 4 000 000 (четыре миллиона) рублей, кроме того НДС в размере, установленном законодательством РФ на дату платежа;
- до 25 (двадцать пятого) числа второго месяца оплачиваемого квартала Общество уплачивает Управляющей компании аванс в размере 4 000 000 (четыре миллиона) рублей, кроме того НДС в размере, установленном законодательством РФ на дату платежа;
- до 25 (двадцать пятого) числа третьего месяца оплачиваемого квартала Общество уплачивает Управляющей компании аванс в размере 4 000 000 (четыре миллиона) рублей, кроме того НДС в размере, установленном законодательством РФ на дату платежа;
- в течение 10 (десяти) рабочих дней после подписания Акта об оказании услуг - вознаграждение, предусмотренное пунктом 3.3.1. настоящего Договора за вычетом суммы в размере ранее произведенных в оплачиваемом периоде авансовых платежей.

3.3.3. За период с 01 октября по 31 декабря включительно (IV квартал) вознаграждение Управляющей компании составляет 40 000 000 (сорок миллионов) рублей, кроме того НДС в размере, установленном законодательством РФ на дату платежа.

3.3.4. Вознаграждение, указанное в пункте 3.3.3. настоящего Договора, выплачивается в следующем порядке:

- до 25 (двадцать пятого) числа первого месяца четвертого квартала Общество уплачивает Управляющей компании аванс, в размере 4 000 000 (четыре миллиона) рублей, кроме того НДС в размере, установленном законодательством РФ на дату платежа;
- до 25 (двадцать пятого) числа второго месяца четвертого квартала Общество уплачивает Управляющей компании аванс в размере 4 000 000 (четыре миллиона) рублей, кроме того НДС в размере, установленном законодательством РФ на дату платежа;
- до 25 (двадцать пятого) числа третьего месяца четвертого квартала Общество уплачивает Управляющей компании аванс в размере 4 000 000 (четыре миллиона) рублей, кроме того НДС в размере, установленном законодательством РФ на дату платежа;
- в течение 5 (пяти) рабочих дней с даты подписания Сторонами Акта об оказании услуг, Общество уплачивает Управляющей компании оставшуюся часть вознаграждения, указанного в п. 3.3.3. настоящего Договора, в размере 28 000 000 (двадцать восемь миллионов) рублей, кроме того НДС в размере, установленном законодательством РФ на дату платежа.

3.3.5. Акт об оказании услуг Управляющей компанией за IV квартал подписывается Председателем Совета Директоров Общества по решению Совета директоров Общества не позднее 12 (двенадцатого) числа месяца следующего за отчетным кварталом.

3.3.6. In accordance with the conditions of the present Agreement the Company shall transfer the remuneration payable to the Managing Company to the bank account of the Representative Office of the Managing company, specified in the present Agreement, or to any other account provided by the Managing company.

3.4. In accordance with the legislation of RF the Managing Company shall supply the Company with Pro Forma Invoices within 5 (five) days after the Statement of the Services Rendered has been signed

настоящего Договора на банковский счет представительства Управляющей компании, указанный в настоящем Договоре, или иной указанный Управляющей компанией счет.

3.4. Управляющая компания обязана в соответствии с действующим законодательством РФ направлять Обществу Счета-фактуры в пятидневный срок со дня подписания соответствующего Акта об оказании услуг.

4. RIGHTS AND OBLIGATIONS OF THE MANAGING COMPANY

4.1. The Managing company shall exercise its rights and obligations connected with the current management of the Company via duly authorized persons of the Managing Company. Such persons may be employees of the Managing Company or any other person engaged by the Managing Company.

4.2. When managing the Company's activities the Company's Director (Managing Director) authorized by the resolution of the Board of Directors of the Company shall act on behalf and in the name of the Company without any POA whatsoever. Other individuals (including other Directors of the Company) have a right to act on behalf and in the name of the Company under Company's internal regulations (POAs orders, instructions) issued by the Company represented by the authorized Director of the Managing Company (Managing Director).

4.3. The person managing the activities of the Company on behalf of the Managing company shall be referred to as "the Managing Director". Company's Board of Directors is entitled to give the permission to the Managing company's employees to use additional titles of the positions held for the representative purposes.

4.4. When exercising its rights and obligations of the sole executive body of the Company subject to the extent and with limitations set by the Company's Charter, its internal documents and current legislation of the Russian Federation, the Managing company, represented by its duly authorized persons, shall be entitled to the following, including but not limited to:

4.4.1. Execute, acknowledge and transfer on behalf of the Company any and all contracts, including property trust managing contracts, purchase agreements, purchase and selling options,, partnership agreements, joint venture agreements, statements, lease agreements, mortgages, subordination agreements and any other documents of any kind or nature whatsoever, pursuant to such terms and conditions and on such grounds that the Managing Company shall deem necessary and/or advantageous for the Company to the extent of the competence, provided by the Russian Federal Law "On Joint-Stock Companies" and the Charter of the Company.

4.4.2. Sell, exchange, grant options, with or without relevant agreements or guarantees, on any property which the Company may own or have an interest in, for money or on credit, and pursuant to such terms and conditions and on such grounds that the Managing Company shall deem advantageous for the Company.

4. ПРАВА И ОБЯЗАННОСТИ УПРАВЛЯЮЩЕЙ КОМПАНИИ

4.1. Управляющая компания осуществляет права и исполняет обязанности по текущему управлению Обществом через надлежащим образом уполномоченных лиц Управляющей компании. Такими лицами могут быть как сотрудники Управляющей компании, так и иные привлеченные лица.

4.2. При осуществлении руководства деятельностью Общества уполномоченный решением Совета директоров Компании Директор Компании (Управляющий директор), действует от имени Общества без доверенности. Иные лица (включая иных Директоров Компании) имеют право действовать от имени Общества на основании внутренних актов Общества (доверенностей, приказов, распоряжений), выдаваемых Обществом в лице уполномоченного Директора Управляюшей Компании (Управляющего директора).

4.3. Лицо, осуществляющее от имени Управляющей компании руководство деятельностью Общества, именуется "Управляющий Директор". Совет Директоров Общества вправе своим решением разрешить использование сотрудниками Управляющей компании в представительских целях дополнительных наименований их должностей.

4.4. Управляющая компания в лице надлежащим образом уполномоченных лиц Управляющей компании при осуществлении прав и исполнении обязанностей единоличного исполнительного органа Общества, в том объеме, и с теми ограничениями, которые определены Уставом Общества, внутренними документами Общества и действующим законодательством РФ, вправе, в том числе, но не ограничиваясь этим:

4.4.1. Совершать, признавать и передавать от имени Общества любые сделки, включая договоры доверительного управления имуществом, договоры купли-продажи, опционы на продажу и покупку, соглашения о создании товариществ и обществ, соглашения о совместной деятельности, акты, договоры аренды, залоги, соглашения о подчинении и любые другие документы любой природы и любого рода, на таких условиях и из тех соображений, которые Управляющая компания сочтет необходимыми и/или выгодными для Общества, в пределах компетенции, предусмотренной Федеральным Законом Российской Федерации "Об акционерных обществах" и Уставом Общества.

4.4.2. Продавать, обменивать, давать опционы, в соответствии с соглашениями или гарантиями или без таковых, любую собственность, которой Общество может владеть или в которой может иметь долю, за денежные средств или в долг, на таких условиях и из тех соображений, которые Управляющая компания сочтет предпочтительными для Общества.

4.4.3. Lease any real estate or movable assets property which the Company may own or have an interest in and pursuant to such terms and conditions and on such grounds that the Managing Company shall deem necessary for the Company.	4.4.3. Сдавать в аренду любое движимое или недвижимое имущество, которое может принадлежать Обществу или в котором Общество может иметь долю, на таких условиях и из тех соображений, которые Управляющая компания сочтет соответствующими для Общества.
4.4.4. Ask, demand, file claims, cover and receive any kind of goods, debts, rents, interests, sums of money at requests, which are or will be payable and to issue or sign receipts, satisfactions or debt forgiveness statements.	4.4.4. Просить, требовать, подавать судебные иски, покрывать и получать всякого рода товары, долги, арендную плату, проценты, иные денежные суммы по требованиям, которые причитаются или будут причитаться в будущем, а так же выдавать или подписывать расписки, акты о получении удовлетворения или о прощении долгов.
4.4.5. Take all the measures necessary for the conduct and management of business affairs of the Company and for the recovery, acquisition, and preservation of the property rights for any land plots, tenements, leasing units, real estate, goods, debts, interest, demands and duties, sums of money or any other kinds or objects of civil rights whatsoever, belonging to or must belong to, payable to or must be payable to the Company regardless of their location and form.	4.4.5. Осуществлять все необходимые действия для осуществления управления предпринимательской деятельностью Общества и возвращения, приобретения и сохранения владения любыми земельными участками, арендуемыми объектами, сдаваемыми в аренду объектами, объектами недвижимости, товарами, долгами, процентами, требованиями и обязанностями, денежными средствами или любыми иными видами и объектами гражданских прав, которые принадлежат, или должны принадлежать, или причитаются или будут причитаться Обществу, где они не находились и в чем бы не выражались.
4.4.6. Open bank accounts in the name of the Company with any bank in any country of the world and to make all the necessary decisions concerning the said accounts and to appoint one or more signatories to that account.	4.4.6. Открывать банковские счета на имя Общества в любом банке в любой стране мира и принимать любые необходимые решения по распоряжению такими счетами, а так же наделять правом подписи одного или нескольких лиц.
4.4.7. Borrow funds, sign and enter, in the name of the Company, into corresponding engagements, upon such other terms and conditions that the Managing Company shall deem advantageous for the Company.	4.4.7. Занимать денежные средства, заключать и подписывать от имени Общества соответствующие документы, на условиях, которые Управляющая компания сочтет предпочтительными для Общества.
4.4.8. Mortgage, pledge or otherwise encumber any real estate or movable property, wherever it may be situated, which the Company may own or which the Company may have a share in, to secure loans made to the Company or to the third parties.	4.4.8. Закладывать, передавать в залог или иным образом обременять движимое или недвижимое имущество, которое принадлежит Обществу или в котором Общество может иметь долю, где бы такое имущество не находилось, в целях обеспечения займов или поручительства за третьих лиц.
4.4.9. Represent interests of the Company, both in the Russian Federation, and abroad.	4.4.9. Представлять интересы Общества, как в РФ, так и за ее пределами.
4.4.10. Represent the Company in courts, arbitration courts and in any other governmental body and to perform in this regard any legal proceedimg including but not limited to filing claims, complaints and applications changing subjects and amounts of claims, obtaining any documents including those of executive nature.	4.4.10. Представлять Общество в судах, арбитражных судах, а так же в любых государственных органах, осуществляя для надлежащего представления интересов Общества любые действия, включая, но не ограничиваясь этим, подача исков, жалоб и заявлений, изменение предмета и суммы исков, получение любых документов, в том числе и исполнительных.
4.4.11. Have the right of first signature on financial documents.	4.4.11. Иметь право первой подписи под финансовыми документами.
4.4.12. Issue orders and instructions, obligatory for the personnel of the Company.	4.4.12. Издавать приказы и распоряжения, обязательные для работников Общества.
4.4.13. Employ and dismiss the personnel of the Company in accordance with the Labor Code, and conclude labor and other contracts with the personnel.	4.4.13. Осуществлять прием на работу и увольнение работников Общества в соответствии с трудовым законодательством, заключать трудовые и иные договоры с работниками.
4.4.14. Take measures on bringing the personnel of the company to the disciplinary responsibility.	4.4.14. Принимать решения о привлечении к дисциплинарной ответственности работников Общества.
4.4.15. Issue powers of attorney on behalf of the Company.	4.4.15. Выдавать доверенности от имени Общества.
4.4.16. Approve corporate structure of the Company.	4.4.16. Утверждать внутреннюю организационную структуру Общества.
4.4.17. Involve the third parties on a contractual basis to exercise its authorities.	4.4.17. Привлекать для осуществления своих полномочий на договорной основе третьих лиц.
4.4.18. Define, independently and pursuant to the current law	4.4.18. Самостоятельно в рамках действующего

and the Company's Charter, means, methods and the obligations fulfillment procedure under the present Agreement.

законодательства и устава Общества определять средства, методы и порядок выполнения своих обязательств по настоящему Договору.

4.4.19. Preside at the plural executive board - the Board of the Company.

4.4.19. Председательствовать в коллегиальном исполнительном органе - Правлении Общества.

4.4.20. Settle down any and all other aspects of Company's activities unless the current legislation of the Russian Federation and the Charter of the Company do not bring them under the exclusive competence of General shareholders meeting and Board of directors of the Company.

4.4.20. Решать любые иные вопросы деятельности Общества, если таковые не отнесены действующим законодательством РФ и Уставом Общества к компетенции Общего собрания акционеров, Совета Директоров и Правления Общества.

4.5. Change in the competence of the Managing company, which leads to the change in its powers on the management of the Company, is allowed in accordance with the resolution of General shareholders meeting provided the corresponding amendments are made to the Charter of the Company or to the applicable laws of the Russian Federation, on the basis of which the Parties shall enter into an additional agreement to the present Agreement.

4.5. Изменение компетенции Управляющей компании, влекущее изменение ее полномочий по управлению Обществом, допускается по решению Общего собрания акционеров в случае внесения изменений в Устав Общества или законодательные акты Российской Федерации, на основании которого Стороны заключают дополнительное соглашение к настоящему Договору.

4.6. When executing the present Agreement the Managing company is entitled to:

4.6. При исполнении настоящего Договора Управляющая компания вправе:

4.6.1. Receive remuneration for the services on the conditions as agreed by the Parties;

4.6.1. Получать вознаграждение за свои услуги на оговоренных Сторонами условиях.

4.6.2. Require from the managing bodies of the Company the information, necessary for performing the obligations under the present Agreement;

4.6.2. Требовать от органов управления Общества информации, необходимой для исполнения обязательств по настоящему Договору.

4.6.3. use address of the Company's sole executive body as the permanent residence address of the Managing Company's Representative Office in the Russian Federation.

4.6.3. Использовать адрес места нахождения единоличного исполнительного органа Общества в качестве адреса постоянного места нахождения Представительства Управляющей компании в Российской Федерации.

4.7. When executing the present Agreement the Managing company undertakes to:

4.7. При исполнении настоящего Договора Управляющая компания обязана:

4.7.1. Take charge of the Company's affairs, act in its interests, exercise its rights and fulfill the obligations in relation to the Company in good faith and on reasonable grounds;

4.7.1. Заботиться о делах Общества, действовать в его интересах, осуществлять права и исполнять обязанности в отношении Общества добросовестно и разумно.

4.7.2. abstain from disclosing the Company's confidential information of commercial and/or official secrecy nature which became known to it during the execution of the present Agreement;

4.7.2. Не разглашать, ставших ей известными, при исполнении настоящего Договора, сведений, составляющих коммерческую и/или служебную тайну Общества.

4.7.3. Pursuant to the procedure set by the Company's internal documents, report to the Board of directors on the issues of the Company's activities falling under the competence of the sole executive body of the Company.

4.7.3. В установленном внутренними документами Общества порядке отчитываться перед Советом Директоров Общества по вопросам деятельности Общества, входящим в компетенцию единоличного исполнительного органа Общества.

5. RIGHTS AND OBLIGATIONS OF THE COMPANY

5. ПРАВА И ОБЯЗАННОСТИ ОБЩЕСТВА

5.1. the Board of directors of the Company shall carry out the control over the activities of the Managing company within the framework of the powers provided by the Charter of the Company and the present Agreement.

5.1. Контроль за деятельностью Управляющей компании осуществляет Совет Директоров Общества в рамках полномочий, закрепленных за ним Уставом Общества и настоящим Договором.

5.2. The Board of directors of the Company is entitled to request the Managing company to provide an operation report on the Company's issues falling under competence of the Managing company.

5.2. Совет Директоров Общества вправе требовать от Управляющей компании отчета по вопросам деятельности Общества, входящим в компетенцию Управляющей компании.

5.3. The Company undertakes, upon request of the Managing company, to submit to the latter, within 3 (three) business days, the information necessary for the Managing company to fulfill its obligations under the present Agreement.

5.3. Общество обязано по требованию Управляющей компании в течение 3 (трех) рабочих дней предоставить последней информацию, необходимую для исполнения Управляющей компанией обязательств по настоящему Договору.

6. LIABILITIES OF THE PARTIES

6. ОТВЕТСТВЕННОСТЬ СТОРОН

6.1. The parties shall be liable for failure to fulfill or inadequate fulfilment of obligations under the present Agreement in case such failure to fulfil; or inadequate fulfilment results from the guilty actions of the Party, which failed to

6.1. Стороны несут ответственность за неисполнение или ненадлежащее исполнение обязательств по настоящему Договору в случае, если такое неисполнение или ненадлежащее исполнение явилось результатом

fulfill the obligations or fulfilled them in inadequate way.

6.2. The reimbursement of losses shall not exempt the Parties from fulfillment of its non-fulfilled or inadequately fulfilled obligations.

6.3. The Managing company shall be liable to the Company for the losses caused to the latter by its inadequate actions (inactivity), except for the cases when such losses extend to a standard degree of commercial risk usually applied to the business activities of the Company.

6.4. The Managing company shall not be liable for the losses caused to the Company by its actions (inactivity) made in accordance with the resolutions of General Shareholders' Meeting of the Company or Board of Directors of the Company.

7. VALIDITY OF THE AGREEMENT. TERMINATION OF THE AGREEMENT

7.1. The present Agreement is considered concluded and valid as of the date of its signing by both Parties, and valid till the commencement date of the resolutions of the General shareholders meeting of the Company based on the results of the year 2008.

7.2. The Company has the right to unilaterally refuse of execute the present Agreement pursuant to the procedure set forth in the Federal Law of the Russian Federation «On Joint-Stock Companies » and the Charter of the Company.

In case the Company decides on a pre-term basis to terminate the Agreement (to refuse of its execution), the Company shall pay to the Managing Company an amount of money calculated by the following formula: 20548xN where

20548 – a fixed amount of money in USD;

N – a number of calendar days from the date of the pre-term termination of the Agreement to its expiry date as set forth in point 7.1 of the Agreement.

8. FORCE MAJEURE CIRCUMSTANCES

8.1. The parties shall not be held liable for the failure to fulfill or inadequate fulfilment of their respective obligations under the Agreement if such failure or inadequate fulfilment resulted from the force majeure circumstances, i.e. unforeseen and inevitable circumstances which the Parties could not forsee or prevent. Such circumstances, in particular, shall include: military actions, strikes, natural disasters, epidemics, fires, acts and actions of the state bodies making impossible execution of obligations under the present Agreement.

8.2. The Party exposed to the force-majeure circumstances indicated in point 8.1. of the present Agreement and, as a result, that failed to fulfill its obligations under the Agreement, should inform the other party in writing within 7 (seven) calendar days after such circumstances have occurred.

8.3. This notification should contain the data about the nature of such force majeure circumstances, reference to the official or other papers confirming these circumstances, as well as description of the effect of such force-majeure circumstances

виновных действий Стороны, неисполнившей или ненадлежащим образом исполнившей свои обязательства.

6.2. Возмещение убытков не освобождает Стороны от исполнения неисполненных или исполненных ненадлежащим образом обязательств.

6.3. Управляющая компания несет ответственность перед Обществом за убытки, причиненные последнему ее виновными действиями (бездействием), кроме случаев, когда такие убытки связаны с нормальной степенью коммерческого риска при обычной хозяйственной деятельности Общества.

6.4. Управляющая компания не несет ответственности за убытки, причиненные Обществу ее действиями (бездействием), совершенными во исполнение решений Общего Собрания Акционеров Общества или Совета Директоров Общества.

7. СРОК ДЕЙСТВИЯ ДОГОВОРА. РАСТОРЖЕНИЕ ДОГОВОРА

7.1. Настоящий Договор считается заключенным и вступает в силу с момента его подписания обеими Сторонами и действует до даты вступления в силу решений Годового Общего Собрания Акционеров Общества по итогам 2008 года.

7.2. Общество вправе в одностороннем порядке отказаться от исполнения настоящего Договора, в порядке определенном Федеральным Законом Российской Федерации «Об акционерных обществах» и Уставом Общества.

В случае досрочного расторжения Обществом по собственной инициативе настоящего Договора (отказа от настоящего Договора), Общество обязуется выплатить Управляющей компании денежные средства, размер которых рассчитывается следующим образом: 20548xN, где:

20 548 – фиксированная сумма, выраженная в долларах США;

N – количество календарных дней, рассчитанных с даты досрочного расторжения настоящего Договора до окончания срока его действия по п. 7.1. настоящего Договора.

8. ОБСТОЯТЕЛЬСТВА НЕПРЕОДОЛИМОЙ СИЛЫ

8.1. Стороны освобождаются от ответственности за неисполнение или ненадлежащее исполнение обязательств по настоящему Договору, если неисполнение или ненадлежащее исполнение явилось следствием наступления обстоятельств непреодолимой силы, то есть событий чрезвычайного характера, наступление которых Стороны не могли предвидеть или предотвратить. К таким обстоятельствам, в частности, относятся: военные действия, забастовки, стихийные бедствия, эпидемии, пожары, акты и действия государственных органов, делающие невозможным исполнение обязательств по настоящему Договору.

8.2. При наступлении обстоятельств, указанных в п. 8.1. настоящего Договора, Сторона, для которой оказалось невозможным исполнение обязательств по Договору вследствие действия указанных обстоятельств, должна в течение 7 (семи) календарных дней известить о них в письменном виде другую Сторону.

8.3. Такое извещение должно содержать данные о характере обстоятельств, ссылку на официальные и иные документы, подтверждающие эти обстоятельства, а также описание влияния наступивших обстоятельств

... the fulfillment of the Agreement.

непреодолимой силы на возможность исполнения обязательств по Договору.

8.4. In case the Party, exposed to force majeure circumstances does not send or sends untimely to the other Party the notification indicated in point 8.2 of the present Agreement, in future this Party exposed to force majeure circumstances, shall be deprived of the possibility to refer to such circumstances, and shall compensate to the other Party the losses incurred as a result of partial or complete non-fulfillment of the Agreement.

8.4. В случае, если Сторона, подвергшаяся действию обстоятельств непреодолимой силы, не направит, либо несвоевременно направит другой Стороне извещение, указанное в п. 8.2. настоящего Договора, то в дальнейшем Сторона, подвергшаяся действию обстоятельств непреодолимой силы, утратит право ссылаться на такие обстоятельства, а также будет обязана возместить другой Стороне убытки, понесенные в связи с неисполнением или ненадлежащим исполнением обязательств по Договору.

8.5. In case the circumstances specified in point 8.1. of the present Agreement occur, the deadlines of execution by the Parties of their respective obligations under the present Agreement shall be shifted in accordance with the duration period of these circumstances and their consequences, but shall not exceed 2 (two) months.

8.5. В случае наступления обстоятельств, указанных в п. 8.1. настоящего Договора, срок исполнения Сторонами своих обязательств по настоящему Договору отодвигается соразмерно времени, в течение которого действуют эти обстоятельства и их последствия, но не более чем на 2 (два) месяца.

8.6. In case such force majeure circumstances last more than for 2 (two) months, each Party has the right to terminate the present Agreement unilaterally, having sent a 30 (thirty)-day prior notification thereof to the other Party and having settled all the financial issues.

8.6. В случае, если действие обстоятельств непреодолимой силы длится более 2 (двух) месяцев каждая из Сторон вправе в одностороннем порядке расторгнуть настоящий Договор, предварительно уведомив об этом другую Сторону за 30 (тридцать) календарных дней и урегулировав все финансовые вопросы.

9. SETTLEMENT OF DISPUTES

9. РАЗРЕШЕНИЕ СПОРОВ

9.1. All the disputes and disagreements arising from the present Agreement or in connection with it and not settled by negotiations shall be resolved by the Moscow Arbitration Court pursuant to the current legislation of the Russian Federation.

9.1. Все споры и разногласия, возникающие из настоящего Договора или в связи с ним и неурегулированные путем переговоров, подлежат разрешению в Арбитражном суде г. Москвы в соответствии с действующим законодательством Российской Федерации.

10. CONFIDENTIALITY

10. КОНФИДЕНЦИАЛЬНОСТЬ

10.1. The parties agree, that all the information concerning conclusion and execution of the present Agreement, is confidential and cannot be disclosed by any of the Parties to the third parties without consent of the other Party, except for cases when such information must be disclosed in compliance with the legislation, or when disclosure of such information arises from the provisions of the Agreement, or when the information becomes obvious to the third parties with the execution of the present Agreement.

10.1. Стороны определяют, что вся информация, касающаяся заключения и исполнения настоящего Договора, является конфиденциальной и не может быть передана ни одной из Сторон третьим лицам без согласия другой Стороны, за исключением случаев, когда такая информация должна быть разглашена в соответствии с законодательством, или когда разглашение такой информации предусмотрено Договором, либо когда информация не может не стать очевидной для других лиц при исполнении настоящего Договора.

10.2. The party found guilty for disclosure of confidential information, shall compensate to the other Party the losses caused by such disclosure.

10.2. Сторона, виновная в разглашении конфиденциальной информации, возмещает другой Стороне убытки, причиненные таким разглашением.

11. NON-EXISTENCE OF PARTNERSHIP RELATIONS

11. ОТСУТСТВИЕ ТОВАРИЩЕСТВА

11.1. Nothing in this Agreement shall be grounds for treating the Parties' relations as partnership or principal-and-agent relations or any other fiduciary relation.

11.1. Ничто в настоящем Договоре не может служить основанием для признания отношений Сторон товариществом или отношениями агента и принципала или иными доверительными отношениями.

12. FINAL PROVISIONS

12. ЗАКЛЮЧИТЕЛЬНЫЕ ПОЛОЖЕНИЯ

12.1. If any provision in this Agreement are found illegal or invalid, in whole or in part, such provision shall not be considered a part of this Agreement, whereas the validity of rest of the Agreement shall not be anyhow affected by the invalidity of the said terms/provisions.

12.1. Если какие-либо положения настоящего Договора будут признаны незаконными или недействительными, полностью или в части, такие положения не будут считаться частью настоящего Договора и их недействительность не будет влиять на действительность остального Договора.

12.2. In the cases not set forth in the present Agreement, the Parties shall follow the current legislation of the Russian Federation.

12.2. В случаях, не предусмотренных настоящим Договором, Стороны руководствуются действующим законодательством Российской Федерации.

12.3. All the amendments to the present Agreement should be made in writing and duly signed by the authorized representatives of the Parties.

12.4. The present Agreement is made in 2 (two) copies of equal legal effect in Russian and in English - one copy for each of the Parties. In case of any discrepancy arising between the two versions, the Russian version shall prevail.

12.5. All the attachments, supplements and protocols to the present Agreement shall form an integral part of it.

12.6. In case of any change in its address or bank details, change in the address or bank details of the Company, and in case of occurrence of other circumstances important for proper execution of the present Agreement, the Managing company shall send a relevant notification to the Chairman of Board of directors of the Company within 7 (seven) calendar days from the date of such change.

12.7. All notifications and messages connected with the present Agreement should be made in writing, and will be considered submitted properly if sent by a registered letter with acknowledgement of receipt, or by a courier to the addresses of the Parties, specified in paragraph 13 of the present Agreement.

13. DOMICILES AND BANK DETAILS OF THE PARTIES:

Atlas Project Management Limited
38 Princes Court 88 Brompton Road Knightsbridge, London SW3 1ES U.K.
Representative office of "Atlas Project Management Limited" Company
Tax Payer ID Code 9909018210
Red Square 3/2/2/1, Moscow, 109012, RF
Bank Acc.№ 40807810901200000003
Alfa-Bank Plc, Moscow
RCBIC (SWIFT) 044525593
Correspondent Acc. № 30101810200000000593

OJSC «GUM Trading House»
3, Red Square, Moscow, RF, 109012
Tax Payer ID Code 7710035963
Bank Acc.№ 40702810800000004318
Correspondent Acc.. № 30101810700000000187
Joint Stock Bank VNESHTORGBANK
RCBIC (SWIFT) 044525187
Industrial Enterprises Classification Code 774801001

14. SIGNATURES

For GUM Trading House JSC

Vechkanov V.L.

For Atlas Project Management Limited

Samvel Karakhanyan

12.3. Все изменения и дополнения к настоящему Договору должны быть оформлены в письменном виде и подписаны надлежаще уполномоченными представителями Сторон.

12.4. Настоящий Договор составлен в 2 (двух) экземплярах одинаковой юридической силы на русском и английском языках – по одному для каждой из Сторон. В случае разночтений русский текст будет иметь преобладающее значение.

12.5. Все приложения, дополнения и протоколы к настоящему Договору являются его неотъемлемой частью.

12.6. Обо всех изменениях своего местонахождения или банковских реквизитов, местонахождения или банковских реквизитов Общества, а равно других обстоятельств, имеющих значение для надлежащего исполнения настоящего Договора, Управляющая компания обязана извещать Председателя Совета Директоров Общества в течение 7 (семи) календарных дней с даты такого изменения.

12.7. Все уведомления и сообщения, связанные с настоящем Договором, должны направляться в письменном виде, и будут считаться поданными надлежащим образом, если они посланы заказным письмом, и получено подтверждение их получения, или доставлены нарочным по адресам Сторон, указанным в разделе 13 настоящего Договора.

13. АДРЕСА И БАНКОВСКИЕ РЕКВИЗИТЫ СТОРОН

Atlas Project Management Limited
38 Принцесс Корт 88 Бромптон Роуд, Лондон, SW3 1ES, Объединенное Королевство
Представительство компании «Атлас Проджект Менеджмент Лимитед»
ИНН 9909018210
109012, РФ г.Москва, Красная площадь, д. 3/2/2/1
р/сч 40807810901200000003
в ОАО «Альфа-Банк» г. Москва,
БИК 044525593,
к/сч 30101810200000000593

ОАО «ТД ГУМ»
109012, РФ, г. Москва, Красная площадь, д. 3
ИНН 7710035963,
р/с 40702810800000004318, к/с 30101810700000000187
в АКБ «Внешторгбанк»
БИК 044525187
КПП 774801001

14. ПОДПИСИ СТОРОН

От ОАО «Торговый Дом ГУМ»

/ Вечканов В.Л.

От Atlas Project Management Limited

/ Самвел Караханян

В настоящем пронумеровано, прошнуровано и скреплено печатью

9 (девять)

(цифрами и прописью)

(подпись, фамилия)

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ТОРГОВЫЙ ДОМ ЦУМ TRADING HOUSE МОСКВА

ATLAS PROJECT MANAGEMENT LIMITED UNITED KINGDOM

Кравченко И.С.

Королев

Рябова О.Н.

ГУМ
1893
КРАСНАЯ ПЛОЩАДЬ

ГОДОВОЙ ОТЧЕТ
2006

ГОДОВОЙ ОТЧЕТ
2006



Центральный вход в ГУМ с Красной Площади

СОДЕРЖАНИЕ


ГУМ

Каток на Красной Площади

ОБРАЩЕНИЕ УПРАВЛЯЮЩЕГО ДИРЕКТОРА ОАО «ТОРГОВЫЙ ДОМ ГУМ» К АКЦИОНЕРАМ



Уважаемые акционеры!

Отчетный 2006 год стал периодом корректировки стратегической политики Торгового Дома ГУМ. Это было обосновано рядом моментов, которые выявлены по итогам анализа современной ситуации на рынке торговой недвижимости в Москве и решением об изменениях в позиционировании Торгового дома.

В сложившейся ситуации мы заявляем о стратегии, направленной на переход ГУМа в статус торгового центра, ориентированного на торговлю товарами и предоставление услуг высокого класса. Мы консолидируем усилия для выхода на мировые стандарты, в которых Торговый дом предлагает своим посетителям и деловым партнерам собственный уникальный стиль. В рамках проекта перехода на качественно новый уровень определены пути развития в сфере торговли, нематериальных активов и рекламной деятельности.

Заявленная стратегия требует больших вложений финансовых ресурсов и времени. Активность компаний на рынке товаров высокого уровня отличается массированными рекламными кампаниями и громкими акциями продвижения марок и производителей.

Для того, чтобы сохранить финансовую стабильность и сформировать дополнительные ресурсы для реализации заявленной программы, мы вынуждены сокращать собственные торговые площади и увеличивать предложение аренды. С этой же целью продолжается программа по освобождению от непрофильных активов.

Проводится работа по реорганизации торгового пространства, призванная не только сформировать четкое зонирование товарного предложения, но и создать комфортные условия для покупателей. Кроме того, ведутся ремонтно-строительные работы, вызванные необходимостью обеспечения здания ГУМа дополнительными мощностями по электроэнергии и теплу.

На фоне дорогих концептуальных магазинов ГУМ имеет ряд уникальных конкурентных преимуществ. В числе самых важных стоит отметить местоположение и высокий статус Торгового дома, сложившийся исторически, что позволяет нам формировать уникальное предложение товаров высокого уровня, представленных марками с мировой известностью. Так в 2006 году открылись флагманские магазины Omega, Paul Smith, Dior, Hugo Boss, ETRO. Открытие этих магазинов сопровождалось публичными событиями, получившими большой резонанс общественности и привлекли новых покупателей.

2006 год стал для нас годом, насыщенным яркими событиями, которые организовал и провел ГУМ. Самым значимым проектом отчетного года стоит назвать «Каток на Красной площади», уникальный по своей сути и состоявшийся впервые в истории. Этот проект стал событием мирового значения, которое получило освещение во многих СМИ и доставило незабываемые впечатления для тысяч москвичей и гостей столицы. Каток на Красной площади стал очередным качественным этапом в программе позиционирования ГУМа не только как торговой площадки, но и как культурно-развлекательного центра.

Основной задачей к текущему моменту является необходимость следования обозначенной стратегии развития компании и применения тактических приемов в коммерческой и маркетинговой области для того, чтобы Торговый Дом ГУМ, расположенный на Красной площади, соответствовал самым высоким мировым стандартам.

С благодарностью за сотрудничество,

Управляющий директор
ОАО «Торговый Дом ГУМ»
Т.В. Гугуберидзе

СОСТАВ СОВЕТА ДИРЕКТОРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

ИЗБРАННЫЙ ОБЩИМ СОБРАНИЕМ АКЦИОНЕРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ» 03 ИЮНЯ 2006 ГОДА

ФАМИЛИЯ, ИМЯ, ОТЧЕСТВО	ЗАНИМАЕМАЯ ДОЛЖНОСТЬ, ДОЛЯ В УСТАВНОМ КАПИТАЛЕ ЭМИТЕНТА
ВЕЧКАНОВ Вячеслав Леонидович	Президент, Председатель Совета директоров ОАО «ТД ГУМ» Доля в уставном капитале эмитента: 0,002%
КАРАХАНЯН Самвел Гургенович	Президент Коллегии Адвокатов г. Москвы «Барщевский и Партнеры» Доля в уставном капитале эмитента: доли не имеет
ГУГУБЕРИДЗЕ Теймураз Владимирович	Управляющий директор,Председатель Правления ОАО «ТД ГУМ» Доля в уставном капитале эмитента: доли не имеет
ГНАТЮК Андрей Климентьевич	Президент ООО «Группа ИМА» Доля в уставном капитале эмитента: доли не имеет
СКВОРЦОВ Алексей Ювенальевич	Директор Финансового управления ОАО «ТД ГУМ» Доля в уставном капитале эмитента: 0,000267%
СОКОЛОВСКИЙ Владимир Ильич	Председатель Совета директоров Коммерческого банка «Совинком» Доля в уставном капитале эмитента: доли не имеет
ТЯГАЧЕВ Леонид Васильевич	Президент Олимпийского комитета России Доля в уставном капитале эмитента: доли не имеет

СОСТАВ ПРАВЛЕНИЯ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

ИЗБРАННЫЙ СОВЕТОМ ДИРЕКТОРОВ
ОАО «ТОРГОВЫЙ ДОМ ГУМ» 8 АВГУСТА 2006 ГОДА

ФАМИЛИЯ, ИМЯ, ОТЧЕСТВО	ЗАНИМАЕМАЯ ДОЛЖНОСТЬ, ДОЛЯ В УСТАВНОМ КАПИТАЛЕ ЭМИТЕНТА
РУСАКОВ Алексей Сергеевич	Директор Правового управления Доля в уставном капитале эмитента: доли не имеет
СЕРГЕЕВ Владимир Николаевич	Директор Коммерческого управления Доля в уставном капитале эмитента: доли не имеет
СОКОЛЬНИКОВ Дмитрий Львович	Начальник отдела управления непрофильными активами Доля в уставном капитале эмитента: доли не имеет
ШПИТОНОВ Игорь Михайлович	Директор Административного управления Доля в уставном капитале эмитента: доли не имеет

При этом, в соответствии со статьей 69 пункт 1 Федерального закона «Об акционерных обществах», лицо, осуществляющее функции единоличного органа, осуществляет также функции Председателя коллегиального исполнительного органа (Правления). Функции Председателя Правления ОАО «Торговый Дом ГУМ» осуществляет **ГУГУБЕРИДЗЕ Теймураз Владимирович.**

Функции единоличного исполнительного органа осуществляет Управляющая компания «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД». Представителем Управляющей компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД» в ОАО «Торговый Дом ГУМ» в настоящее время является Управляющий директор **ГУГУБЕРИДЗЕ Теймураз Владимирович**.

ЕДИНОЛИЧНЫЙ ИСПОЛНИТЕЛЬНЫЙ ОРГАН

Функции единоличного исполнительного органа переданы Управляющей организации «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД».

Место нахождения:
38 Принцесс Корт 88, Бромтон Роуд, Лондон, SW3 1 ES, Объединенное Королевство
Почтовый адрес: 109012, г. Москва, Красная площадь, дом 3 /2/2/1

КРАТКИЕ СВЕДЕНИЯ О ЧЛЕНАХ СОВЕТА ДИРЕКТОРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

1. ВЕЧКАНОВ Вячеслав Леонидович
Год рождения: 1947
Образование: высшее – Московский финансовый институт – 1970 г.,
Академия н/х при Совете Министров СССР – 1985 г.;
Должности за последние 5 лет:
Период: 2002 – 2003
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: Генеральный директор, Председатель Правления
Период: 2003 – 2004
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: Президент, член Правления
Период: 2004 – по настоящее время
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: Президент, Председатель Совета директоров.

2. КАРАХАНЯН Самвел Гургенович
Год рождения: 1960
Образование: высшее – к.ю.н., Ереванский политехнический институт – 1982 г.,
Московская Юридическая Академия – 1994 г.;
Должности за последние 5 лет:
Период: 1999 – 2003
Организация: Московская Городская Коллегия Адвокатов
Сфера деятельности: адвокатская
Должность: Адвокат
Период: 2003 — по настоящее время
Организация: Коллегия Адвокатов г. Москвы «Барщевский и Партнеры»
Сфера деятельности: адвокатская
Должность: Президент

3. ГУГУБЕРИДЗЕ Теймураз Владимирович
Год рождения: 1973
Образование: высшее – Абхазский Государственный Университет – 1992 г.;
Тбилисский Гуманитарно-экономический институт – 1998 г.
Должности за последние 5 лет:
Период: 1998 – 2004
Организация: ЗАО «ВЭА ММД «Восток и Запад»
Сфера деятельности: торговая
Должность: Коммерческий директор
Период: 2001 – 2003
Организация: ООО «Фиалка Эль»
Сфера деятельности: торговая
Должность: Генеральный директор
Период: 2003 – 2004
Организация: ООО «Мономарка «Боско»
Сфера деятельности: торговая
Должность: Генеральный директор
Период: 2003 – 2004
Организация: ООО «Спорттовары Боско»
Сфера деятельности: торговая
Должность: Генеральный директор
Период: 2004 – 2004
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: инвестиции и услуги управления
Должность: Заместитель Управляющего директора
Период: 2004 – по настоящее время
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: инвестиции и услуги управления
Должность: Управляющий директор, Председатель Правления.

4. ГНАТЮК Андрей Климентьевич
Год рождения: 1961
Образование: высшее – Московский полиграфический институт – 1983 г.
Должности за последние 5 лет:
Период: 2003-по настоящее время
Организация: ООО «Группа ИМА»
Сфера деятельности: рекламная
Должность: Президент

5. СКВОРЦОВ Алексей Ювенальевич
Год рождения: 1968
Образование: высшее – МИФИ-1993г., ММВШБ «МИРБИС» – 2003 г.;
Должности за последние 5 лет:
Период: 2000 – 2001
Организация: ООО «Горная лизинговая компания»
Сфера деятельности: горная промышленность
Должность: Финансовый директор
Период: 2001 – 2002
Организация: АКБ «Проминвестбанк»
Сфера деятельности: банковская
Должность: Начальник управления инвестиционно-лизинговых проектов
Период: 2002 – 2002
Организация: ООО «Горная лизинговая компания»
Сфера деятельности: горная промышленность
Должность: Финансовый директор
Период: 2003 – 2003
Организация: ООО «Аггер Техникс»
Сфера деятельности: торговая
Должность: Казначей
Период: 2003 – по настоящее время.
Организация: ООО «ГУМ-ПРОЕКТ»
Сфера деятельности: инвестиционная
Должность: Генеральный директор
Период: 2004.
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: инвестиции и услуги управления
Должность: Директор по экономике
Период: 01.12.2004. по настоящее время
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: инвестиции и услуги управления
Должность: Глава представительства
Период: 01.05.2005 – по настоящее время.
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: инвестиции и услуги управления
Должность: Директор Финансового управления.

6. СОКОЛОВСКИЙ Владимир Ильич
Год рождения: 1946
Образование: высшее – д.э.н., Московский архитектурный институт – 1971 г., Академия Реставрации, 1998г.;
Должности за последние 5 лет:
Период: 2001– 2005
Организация: Главное управление охраны памятников г. Москвы
Сфера деятельности: Осуществление контроля за охраной и использованием памятников истории и культуры, отнесенных к ведению г. Москвы, и памятников федерального значения, находящихся на территории г. Москвы
Должность: Начальник
Период: 2005 – 2006
Организация: Комитет по культурному наследию г. Москвы
Сфера деятельности: Осуществление контроля за охраной и использованием памятников истории и культуры, отнесенных к ведению г. Москвы, и памятников федерального значения, находящихся на территории г. Москвы
Должность: Председатель
Период: 2006 – по настоящее время
Организация: Коммерческий банк «Совинком»
Сфера деятельности: банковская
Должность: Председатель Совета директоров

7. ТЯГАЧЕВ Леонид Васильевич
Год рождения: 1946
Образование: высшее – Московский областной педагогический институт – 1970 г.;
Должности за последние 5 лет:
Период: 2001– по настоящее время
Организация: Олимпийский комитет России
Сфера деятельности: в области спорта
Должность: Президент

КРАТКИЕ СВЕДЕНИЯ О ЧЛЕНАХ КОЛЛЕГИАЛЬНОГО ИСПОЛНИТЕЛЬНОГО ОРГАНА (ПРАВЛЕНИЕ) ОАО «ТОРГОВЫЙ ДОМ ГУМ»

1. РУСАКОВ Алексей Сергеевич
Год рождения: 1976
Образование: высшее – Московская Академия экономики и права – 1999 г.;
Должности за последние 5 лет:
Период: 2000 – 2003
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: Начальник юридического отдела
Период: 2003 – по настоящее время
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: инвестиции и услуги управления
Должность: Директор Правового управления

2. СЕРГЕЕВ Владимир Николаевич
Год рождения: 1958
Образование: высшее – Московский энергетический институт, 1981 г.
Должности за последние 5 лет:
Период: 2001 – 2004
Организация: Компания «Альяж»
Сфера деятельности: торговая
Должность: Коммерческий директор
Период: 2004 – 2005
Организация: Компания «Единая Европа»
Сфера деятельности: торговая
Должность: Директор по маркетингу
Период: 2005 – 2007
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: Начальник отдела маркетинга и развития ОАО «ТД ГУМ»
Период: 2007 – по настоящее время
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: инвестиции и услуги управления
Должность: Директор Коммерческого управления

3. СОКОЛЬНИКОВ Дмитрий Львович
Год рождения: 1964
Образование: Высшее – Московский автомобильно-дорожный институт – 1987 г.
Московская государственная юридическая академия – 2000 г.
Должности за последние 5 лет:
Период: 2001 – 2005
Организация: ООО «Торос Инвест»
Сфера деятельности: операции с недвижимостью
Должность: Генеральный директор
Период: 2005 – по настоящее время
Организация: ОАО «ТД ГУМ»
Сфера деятельности: торговая
Должность: Начальник отдела управления непрофильными активами

4. ШПИТОНОВ Игорь Михайлович
Год рождения: 1957
Образование: высшее – Московский энергетический институт – 1980 г.;
Должности за последние 5 лет:
Период: 2000 – 2003
Организация: ОАО «Русский алюминий менеджмент»
Сфера деятельности: цветная промышленность
Должность: Директор по административным вопросам
Период: 2004 – 2004
Организация: ООО «ГУМ-ПРОЕКТ»
Сфера деятельности: инвестиционная
Должность: Исполнительный директор
Период: 2004 – 2005
Организация: ЗАО «ГУМ-Траст»
Сфера деятельности: инвестиционная
Должность: Генеральный директор
Период: 2004 – 2005
Организация: ООО «Стильный Город»
Сфера деятельности: инвестиционная
Должность: Генеральный директор
Период: 2004 – по настоящее время
Организация: Представительство компании «АТЛАС ПРОДЖЕКТ МЕНЕДЖМЕНТ ЛИМИТЕД»
Сфера деятельности: инвестиции и услуги управления
Должность: Директор Административного управления


SASCH
SASCH

Вид на 3-ю линию



ГУМ. Фонта

ПОЛОЖЕНИЕ ОАО «ТОРГОВЫЙ ДОМ ГУМ» В ОТРАСЛИ

ОАО «Торговый Дом ГУМ» — одно из старейших торговых предприятий, имеет богатую и уникальную историю, которая во многом определила нынешние позиции компании на рынке, формы и виды деятельности, а также величину, качество и структуру активов, существующих на текущий момент времени.

Общий экономический рост, несомненно, влияет на развитие торговли как одной из наиболее мобильных отраслей рынка. В 2006 году усилилась конкуренция среди торговых предприятий. Объемы строительства новых торговых центров на московском рынке продолжают расти. По данным риэлторских компаний, за отчетный год предложение торговых площадей в новых московских торговых центрах увеличилось на 860 тыс. кв.м, что составило 20% по отношению к совокупному предложению торговых площадей на начало 2006 г. В этом году открылись такие крупные торговые центры, как «Город», «Ритейл Парк», «Глобал Сити», «Европейский», «Ереван Плаза», «Час Пик», «Золотой Вавилон 2» и другие.

В 2006 году происходило дальнейшее смещение строительных площадок торговых комплексов из центра Москвы в район Третьего транспортного кольца, спальные районы и Московскую область. Одной из тенденций развития периферийных торговых комплексов является увеличение развлекательной части в их составе, что создает основу для семейного отдыха и привлекает покупателей на более длительный период. К тому же, развитие торговых центров на периферии происходит по принципу организации торговых зон из магазинов-конкурентов, что позволяет создавать мультифункциональные торговые зоны на больших площадях. Это удобно для покупателей в силу возможности совершать комплексные покупки.

Одновременно с возведением торговых центров за Третьим транспортным кольцом и Садовым кольцом продолжается строительство торговых комплексов в центре города. Ярким примером можно назвать начало реализации уникального проекта — наземной части Центрального ядра «Москва-Сити», включающего крупный торгово-развлекательный центр, окончание строительства которого намечено на 2007 – 2008 гг.

В центре Москвы, где недостаточно наземного земельного пространства для масштабного строительства, осваивается подземное пространство.

Так, в 2006 году активно развивалось строительство подземных торговых комплексов в центральной части столицы, востребованной на рынке: торговые комплексы «Павелецкая площадь», «Пушкинская площадь», «Площадь Тверской заставы». Кроме того, продолжается процесс расширения торговых площадей давно функционирующих торговых объектов. Например, в ТД «ЦУМ» после завершения реконструкции площадь торгового пространства превысит 30 тыс. кв.м.

Усиление конкурентной борьбы коснулось всех ценовых групп товаров. В сегменте торговли товарами высокого класса успешно функционируют такие торговые центры, как «Крокус Сити молл», «Барвиха Luxury Village», ТД «ЦУМ», «Петровский пассаж», магазины в Третьяковском проезде и Столешниковом переулке.

В этих условиях Торговый Дом ГУМ намерен сфокусироваться на более узком направлении своей деятельности и детально проработать дальнейшую стратегию позиционирования на рынке торговых предприятий. Учитывая ряд уникальных достоинств месторасположения и публичного статуса, необходимо направлять усилия на развитие торговли товарами и услугами класса «люкс». Но, несмотря на развитие этого направления, ГУМ сохраняет торговлю товарами и для среднего класса, которая в настоящее время занимает около 70% торговых площадей.

Существенное отличие ГУМа от других торговых центров заключается в том, что это — единственный, уникальный объект, расположенный на Красной площади. Используя своё историческое местоположение, ГУМ стремится занять доминирующее положение в своей нише класса «люкс». Мировые лидеры в сфере производства товаров высокого уровня заинтересованы в открытии своих магазинов в историческом центре Москвы и России.

РЕЗУЛЬТАТЫ ДЕЯТЕЛЬНОСТИ ОАО «ТОРГОВЫЙ ДОМ ГУМ» ЗА 2006 ГОД

Учитывая общее положение ОАО «Торговый Дом ГУМ» в отрасли и принятую стратегию развития, вся деятельность ГУМа в 2006 году была направлена на представление потенциальным покупателям более широкой гаммы товаров высокого класса и на создание наиболее комфортных условий для посетителей. Также в 2006 году были введены в эксплуатацию новые торговые площади за счет реконструкции площадей, ранее занимаемых типографией, салоном фотографии и других. В прошедшем году торговая площадь основного здания ГУМа увеличилась на 2 тыс. кв.м.

Для реализации выбранной стратегии развития были сосредоточены усилия на работах в основном здании, расположенном на Красной площади, и, одновременно, осуществлялся процесс освобождения от непрофильных активов. В связи с заявленной стратегией развития в ГУМе торговли товарами высокого класса, были предприняты вынужденные меры по закрытию ряда магазинов собственной торговли, представляющих неконкурентоспособные товары. В тоже время были заключены договора аренды с компаниями, завоевавшими мировую популярность в сфере производства товаров высокого класса. Эта работа требует детальной проработки не только маркетингового плана, но и перестройки всей системы организации торговли, включая подготовку кадров, создание нового стиля представления товаров, дизайна салонов и т. д.

Первым шагом в данном направлении стало открытие нового салона «Оптика», где покупатель может найти не только большой ассортимент оптики известных мировых марок, но и воспользоваться дополнительными услугами, например, получить консультацию квалифицированного офтальмолога с использованием современного медицинского оборудования.

Завершаются работы по открытию собственной зоны общественного питания. Для этого реконструировано 1650 кв. м. производственных площадей, на которых будут расположены кафе, рестораны и столовая. Для обслуживания будущей зоны общепита, в подвале ГУМа на площади 800 кв.м. организована кухня, оснащенная современным оборудованием. Осуществляются подготовительные работы по воссозданию уникального Гастронома на Красной площади, работавшего в ГУМе в середине XX века. Площадь концептуального продуктового магазина составит около 1000 кв.м.

Усиление конкурентной борьбы заставляет нас предпринимать дополнительные меры по созданию более комфортных условий пребывания посетителей в ГУМе. В том числе, крайне важным является улучшение условий для посетителей, приезжающих в ГУМ на автомобилях. Так, наряду с существующей парковкой на Ильинке и в Ветошном переулке, в 2006 году была открыта парковка на Васильевском спуске. Обеспечение климатического и температурного режима потребовало привлечения дополнительных мощностей по электроэнергии. За отчетный период ГУМ приобрел около 4 тыс. кВт электроэнергии, в связи с чем было построено 3 новых КТП. Кроме того, для обеспечения бесперебойного отопления в зимнее время были модернизированы два центральных тепловых узла. Общая стоимость всех строительных, ремонтных и реставрационных работ, произведенных в 2006 году, составила около 269 млн. руб.

Как уже говорилось выше, выбранная стратегия развития требует длительного временного периода для перестройки всей торговой деятельности ГУМа. В первую очередь начались работы на первом этаже здания, где был закрыт ряд магазинов, представляющих товарные группы низкого ценового сегмента и не выдерживающих рыночной конкуренции. Это дало возможность увеличить объемы торговых площадей для сдачи в аренду известным маркам, которые способны придать ГУМу дополнительную привлекательность. Данная тактика была начата в 2005 году, продолжилась в 2006 году, и сохранится в текущем 2007 году. Сдача площадей в аренду рассматривается как мера для получения стабильных финансовых результатов, необходимых для перестройки торговой деятельности компании.

Используя уникальное территориальное положение и преимущества архитектуры здания, ГУМ проводит политику привлечения надежных партнеров, оперирующих марками с мировой известностью, которые занимают высокое положение на рынке профильных товаров. Одновременно с этим, мы инициируем собственные проекты — новые и оригинальные. В первую очередь можно отметить организацию двух и даже трехэтажных магазинов, расположенных в торцевых частях здания и имеющих самостоятельные входные группы.

В этих помещениях сегодня представлены марки, интересные для потребителей с высоким доходом: Etro, Hugo Boss, Omega, Motorola, Dior. Подобная организация торгового пространства способна привлечь обеспеченного покупателя на верхние этажи Торгового Дома, где он может ознакомиться с марками других товарных групп, представленных в ГУМе: Gant, LaCoste, Dimensione Danza, Bogner, и других. В 2006 году, после окончания реконструкционных работ в зоне бывшей типографии и фотосалоне, были открыты такие популярные салоны, как Zara, Guess, Marella, Stefanel, Glenfield.

В новом 2007 году планируется открытие салонов Barbara Bui, P. Pallino, Salvatore Ferragamo, Apple Center и многих других.

Необходимость реализации собственных инвестиционных проектов требует привлечения круп-ных финансовых ресурсов, которые могут обеспечить сдачу торговых площадей в аренду. Так в 2006 году доходы от сдачи площадей в аренду возросли на 191,2 млн. руб. или на 14% по сравнению с предыдущим периодом и составили 1 483,5 млн. руб. Одновременно валовой доход от реализации товаров снизился на 148,2 млн. руб. или на 21,9%. Таким образом, за 2006 год общий чистый доход увеличился на 132,2 млн. руб. или 8,7% и составил 1 648,6 млн. руб.

Новое позиционирование ГУМа требует и нового подхода к политике внешней активности — в рекламных кампаниях и маркетинговой стратегии. Она должна быть направлена, в первую очередь, на привлечение целевой аудитории — потребителей товаров и услуг высокого уровня. Поэтому, рекламная кампания 2006 года носила имиджевый характер, была ориентирована на долгосрочные перспективы и укрепление позитивного мнения о ГУМе.

Для привлечения потенциальных покупателей были проведены яркие мероприятия, посвященные открытию новых салонов с участием знаменитостей мирового уровня. Так, на открытие бутика Dior была приглашена актриса Шерон Стоун, а на открытие салона Omega — актер Дэниел Крейг. Данные мероприятия собрали значительное количество гостей и вызвали большой резонанс в средствах массовой информации.

Самым впечатляющим среди проектов ГУМа в 2006 году стало открытие «Катка на Красной площади», уникального по своей сути и состоявшегося впервые в истории. Ледовая площадка в центре российской столицы стала событием мирового значения, освещавшимся практически во всех мировых СМИ и доставившим незабываемые впечатления для тысяч москвичей и гостей столицы. Каток на Красной площади стал значительным этапом в программе позиционирования ГУМа не только как торговой площадки, но и как культурно-развлекательного центра. Самыми масштабными и значимыми мероприятиями на Катке, которые привлекли внимание широкой общественности, стали международный хоккейный матч 9 декабря 2006 года и показательные выступления звезд фигурного катания 19 декабря 2006 года.

9 декабря состоялся исторический хоккейный матч — товарищеский поединок между командами Сборной звезд СССР и Сборной Мира, посвященный 60-летию отечественного хоккея. А 19 декабря на ледовой площадке Катка состоялись показательные выступления лучших фигуристов мира. Эти мероприятия посетили больше 3 000 зрителей.

26 декабря 2006 года на Катке было проведено праздничное новогоднее мероприятие с участием детей, из всех регионов страны, где они встретились с Президентом Российской Федерации Владимиром Владимировичем Путиным, а 27 декабря Каток стал местом долгожданной встречи Деда Мороза, прибывшего из Великого Устюга, в которой принял участие Мэр Москвы Ю. М. Лужков.

Благодаря мероприятиям, проведенным в 2006 году, ГУМ укрепил за собой статус Торгового дома, где можно не только приобрести товары на любой вкус, но и места, где воплощаются в жизнь проекты, носящие государственный, общественно-политический и культурный характер. Осуществление рекламных проектов потребовало затрат в сумме около 100 млн. руб.

В целом, издержки обращения за 2006 год, по сравнению с предшествующим годом, уменьшились на 125 млн. руб. или на 11,4% и составили 1 104 млн. руб., т. е. 44% от выручки. Выручка ОАО «Торговый Дом ГУМ», по сравнению с прошлым годом, увеличилась на 335 млн. руб. или на 15,46% и составила 2 502 млн. руб.

В отчетном году по прочим доходам и расходам получено положительное сальдо в сумме 431 млн. руб. По сравнению с предшествующим годом, прибыль от продаж увеличилась на 257,3 млн. руб. или на 89,73%, и составили 544,3 млн. руб. Основными источниками прибыли в 2006 году стали валовой доход от реализации услуг и доходы от сдачи площадей в аренду.

За 2006 год балансовая прибыль по акционерному обществу увеличилась по сравнению с предшествующим годом на 478,7 млн. руб. или на 96,4 %, и составила 975,2 млн. руб. Чистая прибыль увеличилась на 387,1 млн. руб. или на 118,7 % и составила 713,3 млн. руб.


ЧИСТАЯ ПРИБЫЛЬ «ОАО ТОРГОВЫЙ ДОМ ГУМ» (МЛН. РУБ.)
800
600
400
200
0
421,3
326,2
713,3
2004
2005
2006

Общая стоимость активов ОАО «Торговый Дом ГУМ» за 2006 год возросла на 750 млн. руб. и составила 3 669,4 млн. руб.

В активе баланса в составе финансовых вложений по состоянию на 31.12.2006 года учтены предоставленные другим организациям займы на сумму 130,4 млн. руб.


КОЭФФИЦИЕНТ ТЕКУЩЕЙ ЛИКВИДНОСТИ
5
4
3
2
1
0
2,48
4,13
2005
2006

Коэффициент текущей ликвидности на 1 января 2007 года составил 4,13 (при нормативном ограничении Ктл >1).

Увеличение этого показателя произошло за счет увеличения суммы краткосрочных финансовых вложений на 603 млн. руб.


КОЭФФИЦИЕНТ ОБЕСПЕЧЕННОСТИ СОБСТВЕННЫМИ ОБОРОТНЫМИ СРЕДСТВАМИ
0,8
0,6
0,4
0,2
0
0,57
0,89
2005
2006

Коэффициенты текущей ликвидности и обеспеченности собственными оборотными средствами характеризуют ОАО «Торговый Дом ГУМ» как финансово-устойчивую и платежеспособную компанию.

Коэффициент обеспеченности собственными оборотными средствами на 1 января 2007 г. составил 0,89.



Купольные витражи над фонтаном

ОСНОВНЫЕ ФАКТОРЫ РИСКА, СВЯЗАННЫЕ С ДЕЯТЕЛЬНОСТЬЮ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

УВЕЛИЧЕНИЕ ИНФЛЯЦИИ И СНИЖЕНИЕ ПЛАТЕЖЕСПОСОБНОСТИ НАСЕЛЕНИЯ

Увеличение темпов роста цен может привести к росту затрат эмитента (за счет роста цен на энергоресурсы, транспортировку, повышение закупочных цен на товары), замедлению оборачиваемости запасов и активов и стать причиной низких показателей рентабельности и снижения прибыли. Кроме того, рост инфляции приведет к увеличению стоимости заемных средств для ОАО «ТД ГУМ», что может ухудшить финансовое положение эмитента и привести к нехватке оборотных средств. Снижение цен на продукцию, реализуемую ОАО «ТД ГУМ», возможно в случае уменьшение платежеспособного спроса в стране и регионе, резкого обострения конкуренции. В этом случае возможно ухудшение финансовых показателей эмитента.

РИСК ИЗМЕНЕНИЯ ВАЛЮТНЫХ КУРСОВ

ОАО «ТД ГУМ» не является активным участником внешнеэкономических отношений, большую часть своих активов и обязательств имеет в валюте Российской Федерации и, соответственно, изменение валютного регулирования не может существенно отразиться на деятельности компании.

РИСК ИЗМЕНЕНИЯ ПРОЦЕНТНЫХ СТАВОК

Повышение процентных ставок может оказать неблагоприятный эффект на финансовые показатели ОАО «ТД ГУМ» в том случае, если потребуется привлечение заемных средств. Предполагаемые действия на случай отрицательного влияния изменения процентных ставок: поиск иных источников денежных средств для обеспечения динамичного развития предприятия.

РИСКИ, СВЯЗАННЫЕ С КРЕДИТНО-ДЕНЕЖНОЙ ПОЛИТИКОЙ ЦЕНТРАЛЬНОГО БАНКА РФ

Любые действия Центрального Банка РФ могут как снизить, так и увеличить риски эмитента, что соответственно отразится на его финансовых показателях.

РИСКИ, СВЯЗАННЫЕ С ИЗМЕНЕНИЕМ НАЛОГОВОГО ЗАКОНОДАТЕЛЬСТВА

Изменение налогового законодательства в сторону увеличения ставок уплачиваемых налогов может привести к увеличению затрат и снижению рентабельности основной деятельности ОАО «ТД ГУМ», что, впрочем, одинаково повлияет на всех участников рынка.

РИСКИ, СВЯЗАННЫЕ С ИЗМЕНЕНИЕМ ТАМОЖЕННОГО КОНТРОЛЯ И ПОШЛИН

Изменение правил таможенного контроля и пошлин несет определенные риски, связанные с удорожанием приобретаемых товаров, увеличением их себестоимости и сокращением рентабельности операций ОАО «ТД ГУМ». Однако, учитывая, что основная масса доходов ГУМа поступает от сдачи салонов в субаренду, степень этих рисков низка.

РИСКИ, СВЯЗАННЫЕ С ИЗМЕНЕНИЕМ ТРЕБОВАНИЙ ПО ЛИЦЕНЗИРОВАНИЮ ОСНОВНОЙ ДЕЯТЕЛЬНОСТИ

По мнению ОАО «ТД ГУМ», изменения требований по лицензированию основной деятельности не могут существенным образом отразиться на финансово-хозяйственной деятельности, т. к. основной вид деятельности эмитента не подлежит лицензированию. Часть товаров, продажа которых подлежит обязательному лицензированию (например, алкоголь) не является значительным.

СОБЛЮДЕНИЕ ОАО «ТОРГОВЫЙ ДОМ ГУМ» КОДЕКСА КОРПОРАТИВНОГО ПОВЕДЕНИЯ

Совершенствование системы корпоративного управления ведется с учетом требований российского законодательства в интересах акционеров. Организуя корпоративное управление компаний, ее менеджмент стремится постоянно руководствоваться нормами и правилами корпоративной культуры и этики поведения.

ОАО «Торговый Дом ГУМ» неукоснительно выполняет обязательные требования законодательства по раскрытию информации на рынке ценных бумаг. Кроме того, ОАО «Торговый Дом ГУМ» придерживается норм Кодекса корпоративного поведения, разработанных во исполнение Федерального закона «Об акционерных обществах», а также норм, принятых в расширение этого закона.


INTERSPORT

Новый год 2007. Елка на фонтане



Купольное освещение [illegible]и линии

АКЦИОНЕРНЫЙ КАПИТАЛ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

Уставный капитал Компании составляет 60 000 000 (Шестьдесят миллионов) рублей и разделен на 60 000 000 (Шестьдесят миллионов) именных обыкновенных акций номинальной стоимостью 1 (один) рубль. Каждая оплаченная обыкновенная акция дает ее владельцу право на участие в собраниях акционеров; право одного голоса по всем вопросам, по которым на собрании акционеров проводится голосование; право на получение дивидендов в суммах, которые законным образом определены общим собранием акционеров.

По состоянию на 19 апреля 2007 года (учетная дата) реестр акционеров ОАО «Торговый Дом ГУМ» включает акционеров: 68 юридических лиц (из них номинальных держателей — 6) и 8 691 физических лиц, из них 59 иностранных акционеров — 9 юридических и 50 физических лиц.

СПИСОК КРУПНЕЙШИХ АКЦИОНЕРОВ ОАО «ТОРГОВЫЙ ДОМ ГУМ»

АКЦИОНЕР	ДОЛЯ В УСТАВНОМ КАПИТАЛЕ (%)
Закрытое акционерное общество «Депозитарно-Клиринговая Компания»	64,99
ЗАО «ИНГ Банк (Евразия) ЗАО»	21,59

ОАО «Торговый Дом ГУМ» за годы своего существования произведено пять выпусков ценных бумаг: 02.09.92 г.; 22.06.93 г.; 06.07.95 г.; 15.08.97 г.; 24.04.1998 г. — выпуск аннулирован.

Именные обыкновенные акции ОАО «Торговый Дом ГУМ» торгуются на ведущих площадках России: НП «Фондовая биржа РТС», ЗАО «Фондовая биржа ММВБ».

ПРЕДЛОЖЕНИЯ ПО РАСПРЕДЕЛЕНИЮ ЧИСТОЙ ПРИБЫЛИ, ПОЛУЧЕННОЙ В 2006 ГОДУ ПО ОАО «ТОРГОВЫЙ ДОМ ГУМ»

НАПРАВЛЕНИЕ	МЛН. РУБ.
На развитие социальной сферы	13,33
На благотворительные цели	65,00
На выплату дивидендов	-
На вознаграждение членам Совета директоров	-
На вознаграждение членам Ревизионной комиссии	0,21
На развитие акционерного общества	634,75
	713,29

Критерием определения вознаграждения управляющей организации является «Договор о передаче полномочий исполнительного органа Общества» от 29 апреля 2005 года.

Размер вознаграждения по Договору о передаче полномочий составляет сумму в рублях РФ, равную 10 (десяти) % от валовой прибыли Общества.

ИНФОРМАЦИЯ С ФОНДОВОЙ БИРЖИ РТС О ХОДЕ ТОРГОВ АКЦИЯМИ ОАО «ТОРГОВЫЙ ДОМ ГУМ» В 2006 ГОДУ



min max
ПОКУПКА 1,75 3,3
ПРОДАЖА 2,1 3,45
ПОСЛЕДНЯЯ СДЕЛКА 1,9 3,45
3,4
3,2
3,0
2,8
2,6
2,4
2,2
2,0
1,8
1,6
10.01.2006
09.03.2006
05. 05.2006
04.07.2006
29.08.2006
24.10.2006
20.12.2006

На графике светло-коричневым цветом показаны предложения участников торгов на продажу акций ОАО «ТД ГУМ», черным цветом отмечен спрос на акции. Красным цветом показана цена последней сделки.

ОАО «Торговый Дом ГУМ» совместно с Бэнк оф Нью-Йорк (США) произведено размещение Американских Депозитарных Расписок 1-го уровня (АДР), которое началось в 1996 г. Конвертация акций в АДР происходит по принципу: две обыкновенные акции ОАО «Торговый Дом ГУМ» на одну АДР. Благодаря сохраняющемуся интересу к ценным бумагам нашей компании, регулярно производится конвертация акций в АДР и, наоборот, в зависимости от целей инвесторов. Американские Депозитарные Расписки первого уровня ОАО «Торговый Дом ГУМ» активно обращаются на Берлинской, Франкфуртской и Штутгартской биржах, а также внебиржевом рынке США.

В отчетном году в ОАО «Торговый Дом ГУМ» не совершалось крупных сделок, а также сделок, в совершении которых имелась заинтересованность.

ДИВИДЕНДЫ

Инвестиционная политика ОАО «Торговый Дом ГУМ» предусматривает в предстоящий период рост затрат на превращение ГУМа в современный технически оснащенный торговый комплекс европейского уровня.

С учетом этих обстоятельств и в связи с ограниченностью финансовых ресурсов, Совет директоров ОАО «Торговый Дом ГУМ» рекомендует общему годовому собранию акционеров по результатам работы за 2006 год не выплачивать дивиденды.



Мосты 2-й линии





БУХГАЛТЕРСКАЯ ОТЧЕТНОСТЬ ОАО «ТОРГОВЫЙ ДОМ ГУМ» (ТЫС. РУБ.)

АКТИВ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
I. ВНЕОБОРОТНЫЕ АКТИВЫ			
Нематериальные активы (04, 05)	110	1 139	1 548
в том числе: база данных, товарные знаки, организационные расходы	111	1 139	1 548
Основные средства (01, 02)	120	460 716	488 530
в том числе: здания, машины, оборудование	121	460 716	488 530
Незавершенное строительство (07, 08, 16, 60)	130	2 422	5 756
Доходные вложения в материальные ценности (03)	135	-	-
Долгосрочные финансовые вложения (58, 59)	140	148 593	148 593
в том числе: инвестиции в дочерние общества	141	14 650	14 650
инвестиции в другие организации	142	1 731	1 731
займы, предоставленные на срок более 12 месяцев	143	130 420	130 420
прочие долгосрочные финансовые вложения	144	1 792	1 792
Отложенные налоговые активы	145	119 042	899
Прочие внеоборотные активы	150	-	-
ИТОГО по разделу I	190	731 912	645 326
II. ОБОРОТНЫЕ АКТИВЫ			
Запасы	210	201 306	182 701
в том числе: сырье, материалы и др. аналогичные ценности (10, 14, 15, 16)	211	36 175	36 194
животные на выращивании и откорме (11)	212	-	-
затраты в незавершенном производстве (издержках обращения) (14, 20, 21, 23, 29, 44, 46)	213	-	-
готовая продукция и товары для перепродажи (14, 16, 40, 41, 43)	214	145 093	125 265
товары отгруженные (45)	215	-	-
расходы будущих периодов (97)	216	20 038	21 242
прочие запасы и затраты	217		
Налог на добавленную стоимость по приобретенным ценностям (19)	220	41 466	1 037
Дебиторская задолженность (платежи по которой ожидаются более чем через 12 месяцев после отчетной даты)	230	1 283 287	1 372 742
в том числе: покупатели и заказчики (62, 63, 76)	231	-	-
векселя к получению (62)	232	-	-
задолженность дочерних и зависимых обществ (78)	233	1 282 955	1 368 222
авансы выданные (60)	234	-	4 520
прочие дебиторы	235	332	-
Дебиторская задолженность (платежи по которой ожидаются в течение 12 месяцев после отчетной даты)	240	321 689	583 553
в том числе: покупатели и заказчики (62, 63, 76)	241	66 835	405 153

АКТИВ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
векселя к получению (62)	242	-	-
задолженность дочерних и зависимых обществ (6203)	243	156	-
задолженность участников (учередителей) по взносам в уставной капитал (75)	244	-	-
авансы выданные (60)	245	224 300	153 441
прочие дебиторы	246	30 398	24 959
Краткосрочные финансовые вложения (58, 59, 81)	250	2 300	605 300
в том числе: займы, предоставленные организациям на срок менее 12 месяцев	251	2 300	5 300
прочие краткосрочные финансовые вложения	252	-	600 000
Денежные средства	260	337 559	278 815
в том числе: касса: (50)	261	1 877	2 771
расчетные счета (51)	262	320 447	254 470
валютные счета (52)	263	6 961	8 363
прочие денежные средства (55, 57)	264	8 274	13 212
Прочие оборотные активы	270		
ИТОГО по разделу II	290	2 187 607	3 024 148
БАЛАНС (сумма строк 190 + 290)	300	2 919 519	3 669 474

ПАССИВ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
III. КАПИТАЛЫ И РЕЗЕРВЫ			
Уставный капитал (80)	410	60 000	60 000
Собственные акции, выкупленные у акционеров	411	-	-
Добавочный капитал (83)	420	25 158	25 158
Резервный капитал (82)	430	9 000	9 000
в том числе: резервы, образов. в соответствии с законодательством	431	9 000	9 000
резервы, образов. в соответствии с учредит. документами	432		
Нераспределенная прибыль (непокрытый убыток)	470	2 442 172	3 155 462
Доля меньшинства	471	-	-
ИТОГО по разделу III	490	2 536 330	3 249 620
IV. ДОЛГОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (67)	510	-	-
в том числе: кредиты банков, подлежащие погашению в течении 12 месяцев после отчетной даты	511	-	-
займы, подлежащие погашению более чем через 12 месяцев после отчетной даты	512	-	-
Отложенные налоговые обязательства	515	5 733	5 458
Прочие долгосрочные обязательства	520		
ИТОГО по разделу IV	590	5 733	5 458

ПАССИВ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
V. КРАТКОСРОЧНЫЕ ОБЯЗАТЕЛЬСТВА			
Займы и кредиты (66)	610	-	-
в том числе: кредиты банков, подлеж. погашению в течение 12 месяцев после отчетной даты	611	-	-
займы, подлежащие погашению в течение 12 месяцев после отчетной даты	612	-	-
Кредиторская задолженность	620	355 632	399 340
в том числе: поставщики и подрядчики (60, 76)	621	240 113	294 664
задолженность перед персоналом организации (70)	622	-	-
задолженность перед государствен. внебюджет. фондами (69)	623	754	721
задолженность по налогам и сборам (68)	624	3 622	27 282
прочие кредиторы	625	33 640	2 977
векселя к уплате	626	-	-
задолж-сть перед дочерними и зависимыми об-ми	627	330	47
авансы полученные (62)	628	77 173	73 649
Задолженность участникам (учредителям) по выплате доходов (75)	630	-	-
Доходы будущих периодов (98)	640	21 824	15 056
Резервы предстоящих расходов (96)	650	-	-
Прочие краткосрочные обязательства	660	-	-
ИТОГО по разделу V	690	377 456	414 396
БАЛАНС (сумма строк 490+590+690)	700	2 919 519	3 669 474

СПРАВКА О НАЛИЧИИ ЦЕННОСТЕЙ, УЧИТЫВАЕМЫХ НА ЗАБАЛАНСОВЫХ СЧЕТАХ

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
Арендованные основные средства (001)	910	3 274 648	4 550 272
	911		
Товарно-мат. ценности, принятые на ответств. хранение (002)	920	29 034	21 149
Товары, принятые на комиссию (004)	930	35 504	52 585
Списанная в убыток задолженность неплатежеспособных дебиторов (007)	940	22 550	22 674
Обеспечение обязательств и платежей полученные (008)	950	94 553	-
Обеспечение обязательств и платежей выданные (009)	960	172 695	157 987
Износ жилищного фонда	970		
Износ объектов внешнего благоустройства и других аналогичных объектов	980		

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
Нематериальные активы, полученные в пользование	990		
ОС до 10000 руб (012); МПЗ к учету (013); Предметы б/у к учету (014)	991	15 858	22 445
Бланки строгой отчетности	992	170	713
Списанные О. С. для утилизации (015)	993		74
Предметы проката (016)	994		1 476

ОТЧЕТ О ПРИБЫЛЯХ И УБЫТКАХ

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	ЗА ОТЧЕТНЫЙ ПЕРИОД	ЗА АНАЛОГИЧНЫЙ ПЕРИОД ПРОШЛОГО ГОДА
1	2	3	4
I. ДОХОДЫ И РАСХОДЫ ПО ОБЫЧНЫМ ВИДАМ ДЕЯТЕЛЬНОСТИ			
Выручка (нетто) от продажи товаров, продукции, работ, услуг (за минусом налога НДС, акцизов и аналог. обязат.платежей) в т.ч.	010	2 501 703	2 166 573
От продажи товаров, продукции	011	679 012	827 187
От аренды собственных площадей и субаренды	012	1 483 506	1 292 273
От реализации услуг	013	339 185	47 113
Себестоимость реализ. товаров, продукции, работ, услуг - в т.ч.:	020	(853 079)	(650 170)
От продажи товаров, продукции	021	(459 809)	(601 354)
От аренды собственных площадей и субаренды	022	(-)	(-)
От реализации услуг	023	(393 270)	(48 816)
Валовая прибыль	029	1 648 624	1 516 403
Коммерческие расходы	030	(797 615)	(924 312)
Управленческие расходы	040	(306 736)	(305 192)
Прибыль (убыток) от продаж (строки (010-020-030-040))	050	544 273	286 899
II. ПРОЧИЕ ДОХОДЫ И РАСХОДЫ			
Проценты к получению	060	12 384	16 288
Проценты к уплате	070	(-)	(-)
Доходы от участия в других организациях	080	-	25
Прочие доходы	090	761 550	702 553
Прочие расходы	100	(342 952)	(509 182)
III ПРИБЫЛЬ (УБЫТОК) ДО НАЛОГООБЛОЖЕНИЯ	140	**975 255**	**496 583**
Отложенный налоговый актив	141	90	856
Отложенное налоговое обязательство	142	274	(690)
Текущий налог на прибыль	150	(266 331)	(169 817)
Списание ОНА в связи с выбытием объекта	151	(74)	-
Списание ОНО в связи с выбытием объекта	152	1	-
Налог на прибыль прошлых лет, эконом. санкции	160	4 075	(754)

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	ЗА ОТЧЕТНЫЙ ПЕРИОД	ЗА АНАЛОГИЧНЫЙ ПЕРИОД ПРОШЛОГО ГОДА
1	2	3	4
IV. ЧИСТАЯ ПРИБЫЛЬ (УБЫТОК) ОТЧЕТНОГО ПЕРИОДА:	190	**713 290**	**326 178**
СПРАВОЧНО.			
Доля меньшинства	195		
Постоянное налоговое обязательство	200	31 907	50 412
Базовая прибыль(убыток) на акцию		0,012	
Разводненная прибыль(убыток) на акцию			

РАСШИФРОВКА ОТДЕЛЬНЫХ ПРИБЫЛЕЙ И УБЫТКОВ

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД	ЗА ОТЧЕТНЫЙ ПЕРИОД		ЗА АНАЛОГИЧНЫЙ ПЕРИОД ПРОШЛОГО ГОДА	
		ПРИБЫЛЬ	УБЫТОК	ПРИБЫЛЬ	УБЫТОК
1	2	3	4	5	6
Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании	210				-
Прибыль (убыток) прошлых лет	220	5 554	21 130	2 803	17 702
Возмещение убытков, причиненных неисполнением или ненадлежащим исполнением обязательств	230	81	5	31	13
Курсовые разницы по операциям в иностранной валюте	240	246	1 010	760	458
Отчисления в оценочные резервы	250	х	-	х	3
Списание дебиторских и кредиторских задолженностей, по которым истек срок исковой давности	260	304	122	2 600	451
	270				

ОТЧЕТ ОБ ИЗМЕНЕНИЯХ КАПИТАЛА ЗА 2006 ГОД

I. Изменение капитала

ПОКАЗАТЕЛЬ		УСТАВНЫЙ КАПИТАЛ	ДОБАВОЧНЫЙ КАПИТАЛ	РЕЗЕРВНЫЙ КАПИТАЛ	НЕРАСПРЕДЕЛЕННАЯ ПРИБЫЛЬ (НЕПОКРЫТЫЙ УБЫТОК)	ИТОГО
НАИМЕНОВАНИЕ	КОД					
1	2	3	4	5	6	7
Остаток на 31 декабря, года предшествующего предыдущему		60 000	25 158	9 000	2 115 994	2 210 152

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	УСТАВНЫЙ КАПИТАЛ	ДОБАВОЧНЫЙ КАПИТАЛ	РЕЗЕРВНЫЙ КАПИТАЛ	НЕРАСПРЕДЕЛЕННАЯ ПРИБЫЛЬ (НЕПОКРЫТЫЙ УБЫТОК)	ИТОГО
1	2	3	4	5	6	7
2005 (ПРЕДЫДУЩИЙ ГОД)						
Изменения в учетной политике		x	x	x	-	-
Результат от переоценки объектов основных средств		x	-	x	-	-
Остаток на 1 января предыдущего года		60 000	25 158	9 000	2 115 994	2 210 152
Результат от пересчета иностранных валют		x		x	-	-
Чистая прибыль		x	x	x	326 178	326 178
Дивиденды		x	x	x	-	-
Отчисления в резервный фонд	110	x	x	-	-	-
Увеличение величины капитала за счет:						
дополнительного выпуска акций	121	-	x	x	x	-
увеличения номинальной стоимости акций	122	-	x	x	x	-
Реорганизации юридического лица	123	-	x	x	x	-
Уменьшение величины капитала за счет:						
уменьшения номинала акций	131	-	x	x	x	-
уменьшения количества акций	132	-	x	x	x	-
Реорганизации юридического лица	133	-	x	x	-	-
Остаток на 31 декабря предыдущего года		60 000	25 158	9 000	2 442 172	2 536 330
2006 (ОТЧЕТНЫЙ ГОД)						
Изменения в учетной политике		x	x	x	-	-
Результат от переоценки объектов основных средств		x		x	-	-
Остаток на 1 января предыдущего года	100	60 000	25 158	9 000	2 442 172	2 536 330
Результат от пересчета иностранных валют		x		x	x	-

ПОКАЗАТЕЛЬ		УСТАВНЫЙ КАПИТАЛ	ДОБАВОЧНЫЙ КАПИТАЛ	РЕЗЕРВНЫЙ КАПИТАЛ	НЕРАСПРЕДЕЛЕННАЯ ПРИБЫЛЬ (НЕПОКРЫТЫЙ УБЫТОК)	ИТОГО
НАИМЕНОВАНИЕ	КОД					
1	2	3	4	5	6	7
Чистая прибыль		x	x	x	713 290	713 290
Дивиденды		x	x	x		
Отчисления в резервный фонд		x	x	-	-	-
Увеличение величины капитала за счет:						
дополнительного выпуска акций			x	x	x	-
увеличения номинальной стоимости акций			x	x	x	-
Реорганизации юридического лица			x	x	-	-
Уменьшение величины капитала за счет:						
уменьшения номинала акций			x	x	x	-
уменьшения количества акций			x	x	x	-
Реорганизации юридического лица			x	x	-	-
Остаток на 31 декабря предыдущего года		60 000	25 158	9 000	3 155 462	3 249 620

II. Резервы

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ОСТАТОК	ПОСТУПИЛО	ИСПОЛЬЗОВАНО	ОСТАТОК
1	2	3	4	5	6
РЕЗЕРВЫ, ОБРАЗОВАННЫЕ В СООТВЕТСТВИИ С ЗАКОНОДАТЕЛЬСТВОМ:					
резервный капитал (наименование резерва)					
данные предыдущего года		9 000	-	-	9 000
данные отчетного года		9 000	-	-	9 000
(наименование резерва)					
данные предыдущего года		-	-	-	-
данные отчетного года		-	-	-	-
РЕЗЕРВЫ, ОБРАЗОВАННЫЕ В СООТВЕТСТВИИ С УЧРЕДИТЕЛЬНЫМИ ДОКУМЕНТАМИ:					
(наименование резерва)					
данные предыдущего года		-	-	-	-
данные отчетного года		-	-	-	-
(наименование резерва)					
данные предыдущего года		-	-	-	-
данные отчетного года		-	-	-	-
ОЦЕНОЧНЫЕ РЕЗЕРВЫ:					
резерв сомнительных долгов (наименование резерва)					
данные предыдущего года		2 582		2 579	3
данные отчетного года		3	-	3	-
(наименование резерва)					
данные предыдущего года					
данные отчетного года					

СПРАВКИ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ОСТАТОК НА НАЧАЛО ОТЧЕТНОГО ГОДА	ОСТАТОК НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
1) Чистые активы	200	2 558 154	3 264 676

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ИЗ БЮДЖЕТА		ИЗ ВНЕБЮДЖЕТНЫХ ФОНДОВ	
		ЗА ОТЧЕТНЫЙ ГОД	ЗА ПРЕДЫДУЩИЙ ГОД	ЗА ОТЧЕТНЫЙ ГОД	ЗА ПРЕДЫДУЩИЙ ГОД
		3	4	5	6
2) Получено на:					
расходы по обычным видам деятельности всего:	210				
в том числе:	211				
Капитальные вложения во внеоборотные активы	220				
в том числе:	221				

ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ НА 31 ДЕКАБРЯ 2006 ГОДА

НАИМЕНОВАНИЕ ПОКАЗАТЕЛЯ	КОД СТРОКИ	ЗА ОТЧЕТНЫЙ ГОД	ЗА АНАЛОГИЧНЫЙ ПЕРИОД ПРЕДЫДУЩЕГО ГОДА
1	2	3	4
Остаток денежных средств на начало года	010	337 020	98 486
Движение денежных средств по текущей деятельности			
Средства,полученные от покупателей, заказчиков	020	2 890 340	1 052 023
прочие доходы	110	169 780	3 210 032
Денежные средства,направленные:	140	(2 622 028)	(4 233 209)
на оплату приобретенных товаров, оплату работ, услуг	150	(1 567 914)	(1 232 081)
на оплату труда	160	(248 285)	(227 133)
на выплату дивидендов, процентов	170	(-)	( )
на расчеты по налогам и сборам	180	(456 892)	(619 340)
на прочие расходы	190	(348 937)	(2 154 655)
Чистые денежные средства от текущей деятельности	200	438 092	28 846
2. Движение денежных средств по инвестиционной деятельности:			
Выручка от продажи объектов основных средств и иных внеоборотных активов	210	655 870	434 870
Выручка от продажи ценных бумаг и иных финансовых вложений	220	100 000	430 642
Полученные дивиденды	230	-	
Полученные проценты	240	1 852	3 038
Поступления от погашения займов, предоставленных другим организациям	250	104 039	608 105
Приобретение дочерних организаций	280	(-)	( )
Приобретение объектов основных средств, доходных вложений в материальные ценности и нематериальных активов	290	(121 438)	(43 592)
Приобретение ценных бумаг и иных финансовых вложений	300	(700 000)	(180 000)
Займы,предоставленные другим организациям	310	(536 620)	(962 836)
Чистые денежные средства от инвестиционной деятельности	340	(496 297)	210 227
3. Движение денежных средств по финансовой деятельности			
Поступления от эмиссии акций или иных долевых бумаг	350	-	-
Поступления от займов и кредитов, предоставленных другими организациями	360	-	-
Погашение займов и кредитов (без процентов)	390	(-)	( )
Погашение обязательств по финансовой аренде	400	(-)	(-)
Чистые денежные средства от финансовой деятельности	430	-	-
Чистое увеличение (уменьшение) денежных средств и их эквивалентов	440	58 205	239 073
4. Остаток денежных средств на конец отчетного периода	450	278 815	337 559

ПРИЛОЖЕНИЕ К БУХГАЛТЕРСКОМУ БАЛАНСУ ЗА 2006 ГОД

НЕМАТЕРИАЛЬНЫЕ АКТИВЫ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	НАЛИЧИЕ НА НАЧАЛО ОТЧЕТНОГО ГОДА	ПОСТУПИЛО	ВЫБЫЛО	НАЛИЧИЕ НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4	5	6
Объекты интеллектуальной собственности (исключительные права на результаты иннтеллектуальной собственности)	010	2 378	575		2 954
в том числе:					
у патентообладателя на изобретение, промышленный образец, полезную модель	011	-	-	-	-
у правообладателя на программы ЭВМ, базы данных	012	2 257			2 257
у правообладателя на топологии интегральных схем	013				
у владельца на товарный знак и знак ообслуживания, наименование места происхождения товаров	014	121	576		697
у патентообладателя на селекционные достижения	015	-	-	-	-
Организационные расходы	020				
Деловая репутация организации	030				
Прочие	040		202		202

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	6
Амортизация нематериальных активов - всего	050	1 239	1 608
в т.ч.:			
программы ЭВМ	051	1 205	1 528
товарные знаки	052	34	74
прочие	053		6

ОСНОВНЫЕ СРЕДСТВА

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	НАЛИЧИЕ НА НАЧАЛО ОТЧЕТНОГО ГОДА	ПОСТУПИЛО	ВЫБЫЛО	НАЛИЧИЕ НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4	5	6
Здания	70	242 988	29 483	10 431	262 040
Сооружения и передаточные устройства	75	1 647	678	-	2 325
Машины и оборудование	80	376 162	57 287	11 516	421 933
Транспортные средства	85	18 660	549	2 035	17 174
Инвентарь	90	2 926	9 942	377	12 491
Рабочий скот		-	-	-	-
Продуктивный скот		-	-	-	-
Многолетние насаждения		-	-	-	-
Другие виды основных средств	110	893	51	221	723
Земельные участки и объекты природопользования		-	-	-	-
Капитальные вложения на коренное улучшение земель		-	-	-	-
Итого	130	643 276	97 990	24 580	716 686

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4
Амортизация основных средств - всего	140	182 560	228 156
в том числе:			
зданий и сооружений	141	36 578	37 452
машин, оборудования, транспортных средств	142	145 725	190 316
других	143	257	388
Передано в аренду объектов основных средств- всего	150	103 682	90 387
в том числе:			
здания	151	80 010	69 841
сооружения	152	-	-
оборудование	153	23 672	20 546
Переведено объектов основных средств на консервацию		-	-
Получено объектов основных средств в аренду - всего	160	3 274 648	4 550 272
в том числе:			
Объекты недвижимости,принятые в эксплуатацию и находящиеся в процессе государственной регистрации		-	-

СПРАВОЧНО. Результат от переоценки объектов основных средств:	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА НАЧАЛО ПРЕДЫДУЩЕГО ГОДА
	2	3	4
первоначальной (восстановительной) стоимости	171	-	-
амортизации	172	-	-

Изменение стоимости объектов основных средств в результате достройки, дооборудования, реконструкции, частичной ликвидации	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
	2	3	4

ДОХОДНЫЕ ВЛОЖЕНИЯ В МАТЕРИАЛЬНЫЕ ЦЕННОСТИ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	НАЛИЧИЕ НА НАЧАЛО ОТЧЕТНОГО ГОДА	ПОСТУПИЛО	ВЫБЫЛО	НАЛИЧИЕ НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4	5	6
Имущество для передачи в лизинг					
Имущество, предоставляемое по договору проката	210				
Прочие					
Итого					

	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НАЛИЧИЕ НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4
Амортизация доходных вложений в материальные ценности			

РАСХОДЫ НА НАУЧНО-ИССЛЕДОВАТЕЛЬСКИЕ, ОПЫТНО-КОНСТРУКТОРСКИЕ И ТЕХНОЛОГИЧЕСКИЕ РАБОТЫ

ПОКАЗАТЕЛЬ		НАЛИЧИЕ НА НАЧАЛО ОТЧЕТНОГО ГОДА	ПОСТУПИЛО	СПИСАНО	НАЛИЧИЕ НА КОНЕЦ ОТЧЕТНОГО ГОДА
НАИМЕНОВАНИЕ	КОД				
1	2	3	4	5	6
Всего					
В том числе:					

СПРАВОЧНО	КОД	НА НАЧАЛО ОТЧЕТ НОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ГОДА
Сумма расходов по незаконченным научно-исследовательским, опытно-конструкторским и технологическим работам	2	3	4

	КОД	ЗА ОЧЕТНЫЙ ПЕРИОД	ЗА АНАЛОГИЧНЫЙ ПЕРИОД ПРЕДЫДУЩЕГО ГОДА
Сумма не давших положительных результатов расходов по научно-исследовательским, опытно-конструкторским и технологическим работам,отнесенных на внереализационные расходы	2	3	4

РАСХОДЫ НА ОСВОЕНИЕ ПРИРОДНЫХ РЕСУРСОВ

ПОКАЗАТЕЛЬ		ОСТАТОК НА НАЧАЛО ОТЧЕТНОГО ПЕРИОДА	ПОСТУПИЛО	СПИСАНО	ОСТАТОК НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
НАИМЕНОВАНИЕ	КОД				
1	2	3	4	5	6
Расходы на освоение природных ресурсов - всего					
В том числе:					

СПРАВОЧНО	КОД	НА НАЧАЛО ОТЧЕТ НОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
Сумма расходов по участкам недр, незаконченным поиском и оценкой месторождений, разведкой и(или) гидрогеологическими изысканиями и прочими аналогичными работами	2	3	4
Сумма расходов на освоение природных ресурсов, отнесенных в отчетном периоде на внреализационные расходы как безрезультатаные			

ФИНАНСОВЫЕ ВЛОЖЕНИЯ

ПОКАЗАТЕЛЬ		ДОЛГОСРОЧНЫЕ		КРАТКОСРОЧНЫЕ	
НАИМЕНОВАНИЕ	КОД	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ГОДА	НА НАЧАЛО ОТЧЕТНОГО ГОДА	НА КОНЕЦ ОТЧЕТНОГО ГОДА
1	2	3	4	5	6
Вклады в уставные (складочные) капиталы других организаций - всего	510	16 381	16 381	-	-
в том числе дочерних и зависимых хозяйственных обществ	511	14 650	14 650		
Государственные и муниципальные ценные бумаги	515	1 792	1 792	-	-
Ценные бумаги других организаций - всего	520				
в том числе долговые ценные бумаги (облигации, векселя)	521				
Предоставленные займы	525	130 420	130 420	2 300	5 300
Депозитные вклады	530	-	-		600 000
Прочие	535	-	-		
Итого	540	148 593	148 593	2 300	605 300
Из общей суммы финансовые вложения,имеющие текущую рыночную стоимость: Вклады в уставные (складочные) капиталы других организаций - всего		-	-	-	-
в том числе дочерних и зависимых хозяйственных обществ		-	-	-	-
Государственные и муниципальные ценные бумаги		-	-	-	-
Ценные бумаги других организаций - всего		-	-	-	-
в том числе долговые ценные бумаги (облигации, векселя)		-	-	-	-
Прочие	565	-	-		-
Итого	570	-	-		
СПРАВОЧНО По финансовым вложениям,имеющим текущую рыночную стоимость, изменение стоимости в результате корректировки оценки	580	-	-		-
по долговым ценным бумагам разница между первоначальной стоимостью и номинальной стоимостью отнесена на финансовый результат отчетного периода		-	-	-	-

ДЕБИТОРСКАЯ И КРЕДИТОРСКАЯ ЗАДОЛЖЕННОСТЬ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ОСТАТОК НА НАЧАЛО ОТЧЕТНОГО ГОДА	ОСТАТОК НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
Дебиторская задолженность: Краткосрочная - всего	610	321 689	583 553
в том числе: расчеты с покупателями и заказчиками	611	66 835	405 153
авансы выданные	612	224 300	153 441
прочая	613	30 554	24 959
Долгосрочная - всего	620	1 283 287	1 372 742
в том числе: расчеты с покупателями и заказчиками		-	-
авансы выданные	622	-	4 520
прочая	623	1 283 287	1 368 222
Итого		1 604 976	1 956 295
Кредиторская задолженность: краткосрочная - всего	640	355 632	399 340
в том числе: расчеты с поставщиками и подрядчиками	641	240 113	294 664
авансы полученные	642	77 173	73 649
расчеты по налогам и сборам	643	3 622	27 282
кредиты	644	-	-
займы		-	-
прочая	646	34 724	3 745
Долгосрочная - всего	650		
в том числе: кредиты		-	-
займы		-	-
Итого		355 632	399 340

РАСХОДЫ ПО ОБЫЧНЫМ ВИДАМ ДЕЯТЕЛЬНОСТИ (ПО ЭЛЕМЕНТАМ ЗАТРАТ)

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ЗА ОТЧЕТНЫЙ ГОД	ЗА ПРЕДЫДУЩИЙ ГОД
1	2	3	4
Материальные затраты	710	853 079	650 170
Затраты на оплату труда	720	260 659	241 125
Отчисления на социальные нужды	730	61 242	53 792
Амортизация	740	144 490	118 081
Прочие затраты	750	637 960	816 506
Итого по элементам затрат	760	1 957 430	1 879 674
Изменение остатков (прирост[+], уменьшение[-]):			
незавершенного производства	765		

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ЗА ОТЧЕТНЫЙ ГОД	ЗА ПРЕДЫДУЩИЙ ГОД
1	2	3	4
расходов будущих периодов	766	+1 204	- 9 352
резервов предстоящих расходов		-	-

ОБЕСПЕЧЕНИЯ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ОСТАТОК НА НАЧАЛО ОТЧЕТНОГО ГОДА	ОСТАТОК НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
Полученые - всего	810	94 553	
в том числе: векселя	811		
Имущество, находящееся в залоге			
из него: объекты основных средств			
ценные бумаги и иные финанасовые вложения			
прочее			
Выданные - всего	820	172 695	157 987
в том числе: векселя			
Имущество, переданное в залог			
из него: объекты основных средств			
ценные бумаги и иные финанасовые вложения			
прочее			

ГОСУДАРСТВЕННАЯ ПОМОЩЬ

ПОКАЗАТЕЛЬ НАИМЕНОВАНИЕ	КОД	ОСТАТОК НА НАЧАЛО ОТЧЕТНОГО ГОДА	ОСТАТОК НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
1	2	3	4
Получено в отчетном году бюджетных средств - всего			
в том числе:			

	НА НАЧАЛО ОТЧЕТНОГО ГОДА	ПОЛУЧЕНО ЗА ОТЧЕТНЫЙ ПЕРИОД	ВОЗВРАЩЕНО ЗА ОТЧЕТНЫЙ ПЕРИОД	НА КОНЕЦ ОТЧЕТНОГО ПЕРИОДА
Бюджетные кредиты - всего				
в том числе:				

ЗАКЛЮЧЕНИЕ РЕВИЗИОННОЙ КОМИССИИ ПО РЕЗУЛЬТАТАМ РАБОТЫ ОАО «ТОРГОВЫЙ ДОМ ГУМ» ЗА 2006 ГОД

Ревизионная комиссия отмечает, что бухгалтерская отчетность ОАО «Торговый Дом ГУМ» подготовлена в соответствии с Федеральным Законом «О бухгалтерском учете» от 21 ноября 1996 года №129 - ФЗ, «Положением о бухгалтерском учете и отчетности в Российской Федерации», утвержденным приказом Минфина РФ от 29 июля 1998 года № 34н, Положением по бухгалтерскому учету «Учетная политика организации» (ПБУ 1/98), утвержденным приказом Минфина РФ от 09 декабря 1998 года № 60н, Положением по бухгалтерскому учету «Бухгалтерская отчетность организации» (ПБУ 4/99), утвержденным приказом Минфина РФ от 06 июля 1999 года № 43н и другими нормативными актами РФ, регулирующими порядок ведения бухгалтерского учета и составления бухгалтерской отчетности.

Основным источником доходов за 2006 год явилась выручка от:

- сдачи площадей в аренду и субаренду в сумме 1 483,5 млн. руб., что на 14,8 % выше уровня 2005 г.;
- продажи товаров и продукции на сумму 679,0 млн. руб., что на 17,9 % ниже 2005 года;
- реализации услуг на сумму 339,2 млн. руб.

Удельный вес доходов от реализации услуг составил 13,6% всех доходов акционерного общества. Рост связан с проведением ремонтно-строительных работ. Себестоимость услуг за 2006 год составила 393,3 млн. руб., в том числе: услуги сторонних организаций — 316,4 млн. руб.; расходы на рекламу — 30,8 млн. руб.; стоимость сырья и материалов — 14,3 млн. руб.

Валовая прибыль за 2006 год увеличилась на 8,7% и составила 1648,6 млн. руб. Коммерческие расходы в 2006 году по сравнению с прошлым годом снизились на 13,7% и составили 797,6 млн. руб., в том числе:

- расходы на ремонт сократились на 116,8 млн. руб. или на 42% в связи с переносом части работ на 2007 год;
- расходы на рекламу снизились на 49 млн. руб. или на 32,9%, в связи с изменением структуры источников дохода.

Несмотря на снижение коммерческих расходов, в целом по акционерному обществу по некоторым статьям расходов произошло увеличение, в том числе:

- расходы на содержание зданий и помещений возросли на 18,9 млн. руб. или на 19,4%. Из-за продолжительных морозов в 1 квартале 2006 г. увеличилось потребление тепла. Возросли расходы на уборку помещений сторонними организациями;
- расходы на аренду помещений возросли на 24 млн. руб. или на 23,1% в связи с увеличением платы за аренду бывшего помещения типографии (по договору с ФГУП «ТД Кремлевский» с 01.08.05 г. ежемесячная плата увеличилась в 2,2 раза).

Управленческие расходы в 2006 году остались практически на прежнем уровне и составили 306,7 млн. руб., увеличение на 0,5%. За 2006 год прибыль до налогообложения составила 975,3 млн. руб. и увеличилась по сравнению с прошлым годом почти в 2 раза. После начисления налогов и иных обязательных платежей чистая прибыль отчетного года составила 713,3 млн. руб. и выросла в 2,2 раза по сравнению с 2005 годом.

В 2006 году в акционерном обществе была обеспечена сохранность материально-производственных запасов, основных и денежных средств. Дебиторская задолженность за 2006 год увеличилась на 351,3 млн. руб. или на 21,9% и составила 1 956 млн. руб.

Кредиторская задолженность на 31.12.2006 г. составила 399,3 млн. руб. и увеличилась на 43,7 млн. руб. или на 12,3 %, и носит текущий характер.

За 2006 год собственные оборотные средства составили 2 619,4 млн. руб. и увеличились на 793,1 млн. руб. или 43,4% , в том числе за счет увеличения нераспределенной прибыли на 713,3 тыс. руб.

В отчетном периоде Ревизионной комиссией рассмотрены результаты финансово-хозяйственной деятельности ОАО «Торговый Дом ГУМ» на отчетные даты. Проведен анализ расходов, состояния собственных оборотных средств, дебиторской и кредиторской задолженности.

В ходе проверки бухгалтерской отчетности ОАО «Торговый Дом ГУМ» за отчетный период внешним аудитором ЗАО «Эйч Эл Би Внешаудит», утвержденным решением общего собрания акционеров, бухгалтерией акционерного общества сделаны все исправительные проводки в отчете за 2006год.

С учетом изложенного, Ревизионная комиссия подтверждает достоверность баланса акционерного общества на 31 декабря 2006 года в сумме 3 669,5 млн. руб. годового отчета ОАО «Торговый Дом ГУМ».

Ревизионная комиссия рекомендует принять меры по сокращению расходов и обеспечению своевременных расчетов с дебиторами и кредиторами.

Председатель Ревизионной
Комиссии ОАО «Торговый Дом ГУМ»
Н. Н. Малышев

АУДИТОРСКОЕ ЗАКЛЮЧЕНИЕ ПО ФИНАНСОВОЙ (БУХГАЛТЕРСКОЙ) ОТЧЕТНОСТИ ОАО «ТОРГОВЫЙ ДОМ ГУМ» ЗА 2006 ГОД

АУДИТОР

Наименование: Закрытое акционерное общество «Эйч Эл Би Внешаудит».
Местонахождение: 123610, г. Москва, Краснопресненская наб., д.12, подъезд 3, офис 701 (тел. 967-0495 (многоканальный), факс 967-0497).
Государственная регистрация: зарегистрировано Московской регистрационной палатой 17 февраля 1992 г. свидетельство № 470.740. Внесено в Единый государственный реестр юридических лиц 14 января 2005 г. за основным государственным регистрационным номером 1027739314448.
Лицензия № Е 000548 от 25 июня 2002 года, выданная Минфином РФ сроком на пять лет.
Член некоммерческой организации «Союз профессиональных аудиторских организаций» (СПАО) и член некоммерческого партнерства «Институт профессиональных аудиторов» (ИПАР), свидетельство № 30.

АУДИРУЕМОЕ ЛИЦО

Наименование: Открытое акционерное общество «Торговый Дом ГУМ».
Местонахождение: 109012, г. Москва,
Красная пл., д. 3.
Государственная регистрация: Внесено в Единый государственный реестр юридических лиц Межрайонной инспекцией Федеральной налоговой службой № 46 по г. Москве 28 июля 2005г. за основным государственным регистрационным номером 1027739098287.

Мы провели аудит прилагаемой финансовой (бухгалтерской) отчетности открытого акционерного общества «Торговый Дом ГУМ» за период с 1 января по 31 декабря 2006 г. включительно.

Финансовая (бухгалтерская) отчетность открытого акционерного общества «Торговый Дом ГУМ» состоит из:

- бухгалтерского баланса;
- отчета о прибылях и убытках;
- приложений к бухгалтерскому балансу и отчету о прибылях и убытках;
- пояснительной записки.

Ответственность за подготовку и представление этой финансовой (бухгалтерской) отчетности несет исполнительный орган открытого акционерного общества «Торговый Дом ГУМ». Наша обязанность заключается в том, чтобы выразить мнение о достоверности во всех существенных отношениях данной отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации на основе проведенного аудита.

Мы провели аудит в соответствии с:

- Федеральным законом «Об аудиторской деятельности» от 7 августа 2001г. № 119-ФЗ;
- Федеральными правилами (стандартами) аудиторской деятельности;
- Правилами (стандартами) аудиторской деятельности аудитора;
- Нормативными актами органа, осуществляющего регулирование деятельности аудируемого лица.

Аудит планировался и проводился таким образом, чтобы получить разумную уверенность в том, что финансовая (бухгалтерская) отчетность не содержит существенных искажений. Аудит проводился на выборочной основе и включал в себя: изучение на основе тестирования доказательств, подтверждающих числовые показатели и раскрытие в финансовой (бухгалтерской) отчетности информации о финансово-хозяйственной деятельности аудируемого лица; оценку формы соблюдения принципов и правил бухгалтерского учета, применяемых при подготовке финансовой (бухгалтерской) отчетности; рассмотрение основных оценочных показателей, полученных руководством аудируемого лица при подготовке финансовой (бухгалтерской) отчетности; оценку представления финансовой (бухгалтерской) отчетности.

Мы полагаем, что проведенный аудит предоставляет достаточные основания для выражения мнения о достоверности во всех существенных отношениях финансовой (бухгалтерской) отчетности и соответствии порядка ведения бухгалтерского учета законодательству Российской Федерации.

По нашему мнению, финансовая (бухгалтерская) отчетность открытого акционерного общества «Торговый Дом ГУМ» с валютой баланса 3 669 474 тыс. руб. отражает достоверно во всех существенных отношениях финансовое положение на 31 декабря 2006 г., и результаты его финансово-хозяйственной деятельности за период с 1 января по 31 декабря 2006 г. включительно в соответствии с требованиями законодательства Российской Федерации в части подготовки финансовой (бухгалтерской) отчетности.

«29» марта 2007 г.

Генеральный директор
Л. М. Митрофанов

Руководитель аудиторской проверки
Ю. Н. Егикина
(квалифицированный аттестат Минфина РФ № К004347 от 27.04.00 (с 11.06.02 на неограниченный срок) на осуществление аудиторской деятельности в области общего аудита).





ANNUAL REPORT
2006





New Year 2007. 2nd line decorations

TABLE OF CONTENTS



GUM Demonstration Hall

ADDRESS OF OPEN JSC "GUM TRADING HOUSE" MANAGING DIRECTOR TO THE SHAREHOLDERS



Dear shareholders,

The reporting year 2006 saw the adjustment of GUM Trading House's strategic policy. It was determined by a number of factors revealed as a result of analysing the current situation in Moscow's commercial real estate market and a decision to change the positioning of the Trading House.

In the current situation which has formed in the market of commercial real estate we declare a strategy aimed at the transition of GUM to the status of the shopping centre oriented toward retail in luxury goods. We are consolidating efforts to reach world standards in which the Trading House is offering visitors and partners a unique style of its own. Ways of development in the areas of trade, intangible assets, and advertising have been determined as part of the transition to a new quality level.

The strategy declared requires huge investment of money and time. Activity of companies in the market of luxury goods is notable for concentrated advertising campaigns and high-profile promotional events for brands and manufacturers.

To preserve financial stability and form additional resources for implementation of the programme declared we have to reduce our own retail floor space and increase the offer of leased space. The programme of shedding non-core assets is being carried on with the same purpose in mind.

Work on restructuring of the retail space, intended to form precise zoning of the merchandise and to create comfortable conditions for customers, will continue. Besides, construction and repair work is in process to provide the GUM building with additional power and heating capacity.

Against the background of expensive conceptual shops GUM has a number of unique competitive advantages. One of the most important of these is the location and the high status of the Trading House which has formed historically enabling us to form a unique offer of luxury goods represented by world-famous brands. Thus, Omega, Paul Smith, Dior, Hugo Boss and ETRO flagship stores opened in 2006. Opening of these shops was accompanied by public events which drew a wide response from the public and attracted new customers.

The year 2006 for us was filled with striking events organised and held by GUM. The skating rink in the Red Square can be named the most important project of the reporting year unique in its essence and happening for the first time in history. The project became an event of global significance covered by many media and provided unforgettable impressions for thousands of Muscovites and guests of the capital. The project of Skating Rink in the Red Square became the next quality stage in the positioning programme of GUM as a selling site as well as a cultural and entertainment centre.

The principal task now is the need to pursue the company development strategy and to apply tactical methods in the commercial and marketing area to ensure that GUM Trading House, located in the Red Square, complies with the highest world standards.

Grateful for cooperation,

Yours faithfully,

T. V. Guguberidze
Managing Director
GUM Trading House JSC

COMPOSITION OF THE BOARD OF DIRECTORS OF OPEN JSC "GUM TRADING HOUSE"

ELECTED BY THE GENERAL SHAREHOLDERS' MEETING OF GUM TRADING HOUSE JSC ON 3 JUNE, 2006

LAST NAME, FIRST NAME, PATRONYMIC	POSITION, SHARE IN THE ISSUER'S AUTHORIZED CAPITAL
VECHKANOV Vyacheslav Leonidovich	President, Chairman of the GUM Trading House JSC (GUM) Board of Directors Share in the issuer's authorised stock: 0.002%
KARAKHANYAN Samwell Gurgenovich	President of Barshchevsky and Partners Bar of Moscow Share in the issuer's authorised stock: none
GUGUBERIDZE Teimuraz Vladimirovich	Managing Director, Head of the GUM Management Board Share in the issuer's authorised stock: none
GNATUIK Andrey Klimentievich	President of OOO IMA Group Share in the issuer's authorised stock: none
SKVORTSOV Alexei Yuvenalievich	Director of the GUM Financial Department Share in the issuer's authorised stock: 0.000267%
SOKOLOVSKY Vladimir Ilych	Chairman of the Sovincom Commercial Bank Board of Directors Share in the issuer's authorised stock: none
TYAGACHEV Leonid Vassilyevich	President of the Olympic Committee of Russia Share in the issuer's authorised stock: none

COMPOSITION OF THE MANAGING BOARD OF OPEN JSC "GUM TRADE HOUSE"

ELECTED BY THE GUM TRADING HOUSE JSC BOARD OF DIRECTORS ON 8 AUGUST, 2006

LAST NAME, FIRST NAME, PATRONYMIC	POSITION, SHARE IN THE ISSUER'S AUTHORIZED CAPITAL
RUSSAKOV Alexey Sergeyevich	Director of the Legal Department Share in the issuer's authorised stock: none
SERGUEYEV Vladimir Nikolayevich	Director of the GUM Commercial Department Share in the issuer's authorised stock: none
SOKOLNIKOV Dmitry Lvovich	Head of the Non-Core Assets Management Department Share in the issuer's authorised stock: none
SHPITONOV Igor Mikhailovich	Director of the Administrative Department Share in the issuer's authorised stocks: none

Meanwhile, pursuant to Article 69, Clause 1 of the Federal Joint Stock Companies Act, the person performing the functions of the sole executive body shall perform the functions of the Head of the collective executive body (Management Board). The functions of the Head of the GUM Trading House JSC Management Board are performed by GUGUBERIDZE Teimuraz Vladimirovich.

The functions of the sole executive body are performed by ATLAS PROJECT MANAGEMENT LIMITED Managing Company. Managing Director GUGUBERIDZE Teimuraz Vladimirovich is the representative of ATLAS PROJECT MANAGEMENT LIMITED Managing Company at GUM Trading House JSC.

SOLE EXECUTIVE BODY

The functions of the sole executive body have been transferred to ATLAS PROJECT MANAGEMENT LIMITED Managing Company.

Location:
38 Princess Court 88, Bromton Road, London, SW3 1 ES, United Kingdom
Postal address: 3 /2/2/1 Red Square, Moscow 109012

BRIEF INFORMATION ABOUT THE MEMBERS OF THE BOARD OF DIRECTORS OF OPEN JSC "GUM TRADING HOUSE"

1. VECHKANOV Vyacheslav Leonidovich
Year of birth: 1947
Education: higher – Moscow Financial Institute – 1970,
National Economy Academy of the Council of Ministers of the USSR – 1985;
Positions within the recent 5 years:
Period: 2002 – 2003
Organisation: GUM
Industry: retail
Position: Director General, Chairman of the Management Board
Period: 2003 – 2004
Organisation: GUM
Industry: retail
Position: President, member of the Management Board
Period: 2004 – present
Organisation: GUM
Industry: retail
Position: President, Chairman of the Board of Directors.

2. KARAKHANIAN Samvel Gurgenovich
Year of birth: 1960
Education: higher – Candidate of Law,
Yerevan Polytechnic Institute – 1982,
Moscow Academy of Law – 1994;
Positions within the recent 5 years:
Period: 1999 – 2003
Organisation: Moscow City Bar
Industry: practice of law
Position: Lawyer
Period: 2003 – present
Organisation: Barshchevsky and Partners Bar of Moscow
Industry: practice of law
Position: President

3. GUGUBERIDZE Teimuraz Vladimirovich
Year of birth: 1973
Education: higher – Abkhazian State University – 1992;
Tbilisi Humanities and Economic Institute – 1998
Positions within the recent 5 years:
Period: 1998 – 2004
Organisation: ZAO VEA MMD Vostok i Zapad
Industry: retail
Position: Commercial Director
Period: 2001 – 2003
Organisation: OOO Fialka El
Industry: retail
Position: Director General
Period: 2003 – 2004
Organisation: Bosco Monobrand
Industry: retail
Position: Director General
Period: 2003 – 2004
Organisation: Bosco Sport
Industry: retail
Position: Director General
Period: 2004 – 2004
Organisation: ATLAS PROJECT MANAGEMENT LIMITED representative Office
Industry: investment and management services
Position: Deputy Managing Director
Period: 2004 – present
Organisation: ATLAS PROJECT MANAGEMENT LIMITED representative Office
Industry: investment and management services
Position: Managing Director, Head of the Management Board

4. GNATYUK Andrei Klimentyevich
Year of birth: 1961
Education: higher – Moscow Printing Institute – 1983
Positions within the last 5 years:
Period: 2003 – present
Organisation: OOO IMA Group
Industry: advertising
Position: President

5. SKVORTSOV Alexei Yuvenalyevich
Year of birth: 1968
Education: higher – Moscow Engineering and Physics Institute – 1993, Mirbis Moscow Business School – 2003;
Positions within the recent 5 years:
Period: 2000 – 2001
Organisation: OOO Mining Leasing Company
Industry: mining
Position: Financial Director
Period: 2001 – 2002
Organisation: AKB Prominvestbank
Industry: banking
Position: Head of the Investment and Leasing Projects Department
Period: 2002 – 2002
Organisation: OOO Mining Leasing Company
Industry: mining industry
Position: Financial Director
Period: 2003 – 2003
Organisation: OOO Agger Technics
Industry: retail
Position: Treasurer
Period: 2003 – present
Organisation: OOO GUM-PROYEKT
Industry: investment
Position: Director General
Period: 2004.
Organisation: ATLAS PROJECT MANAGEMENT LIMITED representative office
Industry: investment and management services
Position: Director on Economy
Period: 01.12.2004 – present
Organisation: ATLAS PROJECT MANAGEMENT LIMITED representative office
Industry: investment and management services
Position: Head of the Representative Office
Period: 01.05.2005 – present.
Organisation: ATLAS PROJECT MANAGEMENT LIMITED representative office
Industry: investment and management services
Position: Director of the Financial Department.

6. SOKOLOVSKIY Vladimir Ilyich
Year of birth: 1946
Education: higher – Doctor of Economics, Moscow Architectural Institute – 1971,
Restoration Academy – 1998;
Positions within the recent 5 years:
Period: 2001 – 2005
Organisation: Central Department of Monument Conservation of the city of Moscow
Industry: control of conservation and use of historical and cultural monuments under Moscow jurisdiction and federal monuments located on the territory of Moscow
Position: Head
Period: 2005 – 2006
Organisation: Committee on Cultural Heritage of the city of Moscow
Industry: control of conservation and use of historical and cultural monuments under Moscow jurisdiction and federal monuments located on the territory of Moscow
Position: Chairman
Period: 2006 – present
Organisation: Sovincom Commercial Bank
Industry: banking
Position: Chairman of the Board of Directors

7. TYAGACHYOV Leonid Vasilyevich
Year of birth: 1946
Education: higher – Moscow Oblast Teacher Training Institute – 1970;
Positions within the recent 5 years:
Period: 200 – present
Organisation: Olympic Committee of Russia
Industry: sports
Position: President

BRIEF INFORMATION ABOUT THE MEMBERS OF THE COLLEGIAL EXECUTIVE BODY (MANAGING BOARD) OF OPEN JSC "GUM TRADING HOUSE"

1. RUSAKOV Aleksei Sergeyevich
Year of birth: 1976
Education: higher – Moscow Academy of Economy and Law – 1999;
Positions within the recent 5 years:
Period: 2000 – 2003
Organisation: GUM
Industry: retail
Position: Head of the Legal Department
Period: 2003 – present
Organisation: ATLAS PROJECT MANAGEMENT LIMITED representative office
Industry: investment and management services
Position: Director of the Legal Department

2. SERGEYEV Vladimir Nikolayevich
Tear of birth: 1958
Education: higher – Moscow Energy Institute, 1981
Positions within the recent 5 years:
Period: 2001 – 2004
Organisation: Alliage Company
Industry: retail
Position: Commercial Director
Position: 2004 – 2005
Organisation: United Europe Company
Industry: retail
Position: Marketing Director
Period: 2005 – 2007
Organisation: GUM
Industry: retail
Position: Director of GUM Marketing and Development Department
Period: 2007– present
Organisation: ATLAS PROJECT MANAGEMENT LIMITED representative office
Industry: investment and management services
Position: Director of the Commercial Department

3. SOKOLNIKOV Dmitry Lvovich
Year of birth: 1964
Education: higher – Moscow Automobile and Road Institute – 1987
Moscow State Legal Academy – 2000
Positions within the recent 5 years:
Period: 2001 – 2005
Organisation: OOO Toros Invest
Industry: real estate
Position: Director General
Period: 2005 – present
Organisation: GUM
Industry: retail
Position: Head of Non-Core Assets Management Department

4. SHPITONOV Igor Mikhailovich
Year of birth: 1957
Education: higher – Moscow Energy Institute – 1980;
Positions within the recent 5 years:
Period: 2000 – 2003
Organisation: OAO Russian Aluminium Management
Industry: nonferrous metals
Position: Director for Administrative Affairs
Period: 2004 – 2004
Organisation: OOO GUM-PROYEKT
Industry: investment
Position: Executive Director
Period: 2004 – 2005
Organisation: ZAO GUM –Trust
Industry: investment
Position: Director General
Period: 2004 – 2005
Organisation: OOO Stilny Gorod
Industry: investment
Position: Director General
Period: 2004 – present
Organisation: ATLAS PROJECT MANAGEMENT LIMITED representative office
Industry: investment and management services
Position: Director of Administrative Department



Skating rink on the Red Square |



Glass dome view above the fountain

POSITION OF OPEN JSC "GUM TRADING HOUSE" IN THE INDUSTRY

GUM Trading House Joint Stock Company, one of Russia's oldest retailers, has a rich and unique history of development which has in many ways determined its present market position, forms and types of its operations and the amount, quality, and structure of the company's existing assets.

General economic growth certainly influences development of retail as one of the most mobile industries in the market. Competition among retailers intensified in 2006. Construction of new retail centres in Moscow is on the rise. According to the data of real estate companies the amount of floor space on offer in Moscow's new retail centres increased by 860,000 m2 during the reporting year, or 20% of the total supply of floor space as of the beginning of 2006. Large shopping centres, such as Gorod, Retail Park, Global City, European, Yerevan Plaza, Chas Pik, Golden Babylon II etc., opened this year.

The year 2006 saw a continuing shift of retail construction from the centre of Moscow toward the Third Ring, residential areas and a wider Moscow Oblast. One of the trends in the development of peripheral shopping centres is an increase in the share of entertainment providing a base for family recreation and keeping shoppers longer inside the store. Besides, development of shopping centres in off-centre areas occurs according to the principle of organisation of trading zones of competing shops, which enables to establish large multifunctional retail areas which is convenient for customers due to the possibility to shop for many types of products at a time.

Simultaneously with erection of shopping centres outside the Third Ring and Sadovoye Ring construction of shopping centres in the centre of the city. It is possible to name implementation of a unique project (ground part of the Moscow City core including a large retail and recreational centre due to be commissioned in 2007-2008) as a vivid example.

Underground space is being developed in the centre of Moscow where there is insufficient land for large-scale construction. Thus, in 2006 construction of underground centres in the central part of the capital demanded in the market developed actively: Paveletskaya Square, Pushkinskaya Square and Tverskaya Zastava Square shopping complexes. Besides, the process of extension of retail floor space in shopping centres which have functioned for a long time is continuing. For example., the area of retail floor space will exceed 30,000 m2 after reconstruction at GUM Trading Complex.

Aggravation of competitive struggle concerns all price groups of goods. Such shopping centres as Crocus City Mall, Barvikha Luxury Village, TsUM, Petrovsky Passage, shops in the Tretyakovsky Proyezd and Stoleshnikov Pereulok function quite successfully in the segment of luxury retail.

Under these circumstances, GUM intends to focus on a narrower area of activity elaborating a further positioning strategy in the retail market. Taking into consideration a number of unique qualities of the location and public status it makes sense to apply efforts to development of deluxe retail and services. But in spite of development of this direction, GUM retains its retail business oriented toward the middle class which occupies around 70% of its retail floor space.

GUM's unique location in the Red Square distinguishes it from other shopping centres. Taking advantage of its historical location, GUM strives to occupy a dominant position in its deluxe niche. The global leaders in the manufacture of luxury goods are interested in opening shops in the historical centre of Moscow and Russia.

DEVELOPMEN RESULTS
OF OPEN JSC "GUM TRADING HOUSE" FOR 2006

Considering the overall position of GUM Trading House JSC in the industry and the development strategy adopted, all of GUM's operations in 2006 were aimed at providing a wider range of especially trendy, high-quality goods by famous global manufacturers to potential customers, creating the most comfortable conditions possible for visitors and putting into operation new retail floor space by converting the space previously occupied by a printing house, a photography studio, etc. The retail floor space of GUM's principal building increased by 2,000 m^2 last year.

To implement the selected development strategy, GUM focused its efforts on the main building located in the Red Square, while shedding non-core assets. In connection with the strategy of development of luxury goods retail, GUM was forced to close a number of its own shops offering uncompetitive goods for the middle class. At the same time, GUM is signing retail lease contracts with manufacturers of luxury goods who have gained global popularity. This work requires detailed elaboration of the marketing plan and a change in the whole system of trade organisation, including staff training, creation of a new style of goods presentation, salon design etc.

Opening of a new-type Optika shop in essence became the first step in this direction. In this shop the customer can find a wide range of glasses and optical products under famous brands and additional services. At the salon it is possible to consult a qualified ophthalmologist with modern medical equipment used as well as to purchase accompanying goods.

Work on opening the store's own catering area is nearing completion. 1,650 m^2 of manufacturing area have been reconstructed for that purpose, here cafes, restaurants, and a cafeteria will be situated. At the basement of GUM a kitchen equipped with modern equipment has been organised at the area of 800 m^2 to service the future catering zone of GUM. Preparations are underway for the reconstruction of the unique Gastronom food shop in the Red Square which operated in the middle of the 20th century. The area of the conceptual foodstuffs shop will be around 1,000 m^2.

Intensifying competition forces us to take additional measures to improve the comfort of visitors – both pedestrians and motorists. A car park was opened at Vasilyevsky Spusk in 2006 alongside with the existing car park in Ilyinka Street and Vetoshny Pereulok. Creation of comfortable conditions for visitors requires huge capital expenses.

Ensuring the climate and temperature regime required attraction of additional electricity capacities. During the reporting period GUM to receive around 4,000 kW of power in which connection 3 new complete transformer substations were constructed. Besides, to ensure continuous heating during the winter two central heating units were rebuilt. The total cost of repair, construction and restoration amounted to 171 million rubles (VAT exclusive).

As previously mentioned, the development strategy chosen requires a long time period for reorganisation of the entire retail operation of GUM Trading House. First of all, works on the ground floor of the building began where a number of shops presenting commodity group of the low price segment and not meeting market competition were closed down. It provided an opportunity to increase the retail floor space for rent to well-known brands which can give additional attractiveness to the Trading House. This tactics began in 2005, continued in 2006, and will be preserved in the current 2007. Renting space is considered to be a measure of obtaining financial results required for reorganisation of trade.

Using its unique location and advantages of the building architecture, GUM pursues a policy of attracting reliable partners operating brands known worldwide which occupy a high place in the market of profile goods. At the same time we initiate our own projects which are new and special. First of all, one may note two- and even three-storey shops located in the ends of the building and having separate entrance groups.

These premises are occupied today by the brands interesting for customers with high income: Etro, Hugo Boss, Omega, Motorola, Swatch. Such organisation of the retail floor space is able to attract a well-to-do customer to the upper floors of the Trading House where he/she can get acquainted with other commodity groups and manufacturers represented at GUM (Gant, LaCoste, Dimensione Danza, Bogner, Puma, Adidas, and others). In 2006 after the end of reconstruction works in the zone of the former printing house and photography salon such popular salons as Zara, Guess, Marella, Stefanel, Glenfield, and others were opened. In 2007 it planned to open Barbara Bui, P. Pallino, Salvatore Ferragamo, Apple Center and a lot of other salons.

The necessity to implement GUM's own investment projects requires large funds which can be obtained by letting retail floor space. Thus, in 2006 income from lease of floor space increased by 191.2 million rubles or by 14% in comparison to the previous period which amounted to 1,483.5 million rubles. At the same time, gross income from sale of goods decreased by 148.2 million rubles or by 21.9%. Thus, the total net income increased by 132.2 million rubles or by 8.7% which amounted to 1,648.6 million rubles.

New positioning of GUM requires a new approach in the policy of external activity – in advertising campaigns and marketing plans. It should be aimed at attraction of target audience first of all – of consumers of luxury goods and services. That is why the 2006 advertising campaign was of image nature, was oriented at long-term prospects and strengthening of the positive opinion of GUM.

To attract potential customers to GUM striking events were held dedicated to opening new salons which were accompanied by spectacular decorations, rich entertainment programme and participation of the world-level celebrities. Thus, the actress Sharon Stone was invited to the opening of the Dior boutique, and Daniel Craig to the opening of the Omega salon. These presentations gathered a lot of status guests and drew a wide response in the mass media.

The opening of the Skating Rink on the Red Square, unique in its nature and which happened for the first time in history became the most impressive among GUM's projects in 2006. An ice ground in the centre of the Russian capital became an event of global importance covered by almost every world media and leaving unforgettable impressions on thousands of Muscovites and guests of the capital. The Skating Rink in the Red Square became an important stage in the programme of GUM positioning as of a shopping centre as well as of a cultural and entertainment centre.

The international hockey match on December 9, 2006 and exhibition performance by the figure skating stars on December 19, 2006 became the most large-scale and important events at the Skating Rink which attracted the attention of the public at large. A historical hockey match took place on December 9 (a friendly match between the USSR All-Stars and the World Team dedicated to the 60 years of Russian hockey and the 50th anniversary of the first Soviet Olympic victory). A spectacular exhibition by figure skaters from around the world took place on the ice of the Skating Rink on 19 December. Over 3,000 attended the events.

On 26 December, 2006, a festive New Year's event with participation of children representing every region of the country took place in the Skating Rink where they met with Russian President Vladimir Vladimirovich Putin.

On 27 December the Skating Rink became the place of the long-awaited meeting between children and Farther Frost who arrived from Veliky Ustyug, attended by Moscow Mayor Y.M. Luzhkov.

On the strength of these events of 2006, GUM gained the status of a Trading House, whose role goes well beyond that of a store for various tastes and varying income levels. GUM is now associated with implementation of socially important state, public, political and cultural projects. Implementation of advertising projects required expenses in the amount of around 100 million rubles.

All in all, distribution costs of 2006 decreased by 125 million rubles or 11.4% year on year. The revenues of GUM Trading House JSC increased by 335 million rubles or by 15.46% in comparison to the previous year and amounted to 2,502 million rubles.

In the reporting year the positive balance in the amount of 431 million rubles was obtained on other receipts and expenditures. In comparison to the previous year profit from sales increased (by 257.3 million rubles or by 89.73%) and amounted to 544.3 million rubles. Gross income from sale of services and income from renting space became the principal sources of income in 2006.

The balance sheet profit at the joint stock company in 2006 increased by 478.7 million rubles or by 96.4% in comparison to the previous year and amounted to 975.2 million rubles. The net income increased by 387.1 million rubles or by 118.7% and amounted to 713.3 million rubles.

NET INCOME OF GUM TRADING HOUSE OJSC (MILLION RUBLES)


800
600
400
200
0
421,3
326,2
713,3
2004
2005
2006

The general value of the assets of GUM Trading House JSC for 2006 increased by 750 million rubles and amounted to 3,669.4 million rubles.

In the active of the balance sheet loans made available to other organisations to the amount of 130.4 million rubles were taken into consideration among financial investments as to 31.12.2006.

CURRENT RATIO


5
4
3
2
1
0
2,48
4,13
2005
2006

The current ratio amounted to 4.13 as of 1 January, 2007 (with the normative limit of the current ratio >1).

Increase in this indicator happened at the expense of increase in the amount short-term financial investments by 603 million rubles.

WORKING FACTOR UTILISATION RATIO


0,8
0,6
0,4
0,2
0
0,57
0,89
2005
2006

The current ratio and working capital utilisation ratio (working capital divided by inventories, expenditures and other current assets) characterise GUM Trading House JSC as a financially stable and solvent company.

The provision ratio of own circulating assets amounted to 0.89 as of 1 January, 2007.



Atrium view on the 3'd line

PRINCIPAL RISK FACTORS CONNECTED TO THE ACTIVITIES OF GUM TRADING HOUSE JSC

INCREASE IN INFLATION AND DECREASE IN CONSUMER PURCHASING POWER

Increase in the tempo of the prices increase may cause increase in the issuer's expenses (due to increase in prices of energy, transport, increase in purchasing prices), slowing down of turnover of the reserves and assets and may become the reason of low cost effectiveness indices and a decrease in income. Besides, an increase in inflation will cause increase in the borrowing costs of GUM, which may deteriorate the issuer's financial situation and cause shortage of circulating assets. A decrease in the prices of the products sold by GUM is possible in the case of decrease in the purchasing-capacity demand in the country and in the region, sharp aggravation of competition. In this case decrease in the margin and deterioration of the issuer's financial indices is possible.

RISK OF CHANGE IN EXCHANGE RATES

GUM is not an active participant of external economic relations, it has the most part of its assets and liabilities in the currency of the Russian Federation, and change in the currency control cannot significantly affect the company's activities correspondingly.

RISK OF CHANGE IN INTEREST RATES

Increase in interest rates may have unfavourable effect on the financial indices of GUM in the case if attraction of borrowed current assets is required. The actions supposed in the case of negative influence of interest rate change: search for other sources of funds for provision of dynamic development of the enterprise.

RISKS RELATED TO THE BANK OF RUSSIA MONETARY POLICY

Any actions of the Central Bank of the Russian Federation may decrease as well as increase the issuer's risks which would influence its financial indices accordingly.

RISKS RELATED TO CHANGE IN TAX LAWS

Change in the taxation legislation in the direction of increase in the rates of the taxes paid may cause increase in costs and decrease in cost effectiveness of the principal activity of GUM which would influence all the participants of the market equally though.

RISKS RELATED TO CHANGE IN CUSTOMS CONTROLS AND DUTIES

Change in the rules of customs control and of duties bears certain risks related to rise in cost of the goods purchased, increase in their cost value and decrease in cost effectiveness of the operations of GUM. However, taking into consideration the fact that the principal amount of income of GUM comes from subletting salons, the degree of these risks is low.

RISKS RELATED TO CHANGE IN CORE BUSINESS LICENSING REQUIREMENTS

In the opinion of GUM, change in requirements on licensing of the principal activity cannot substantially affect financial and economic activities because the principal activity of the issuer is not subject to licensing. The part of goods sale of which is subject to the obligatory licensing (e.g. alcohol) comprises an insignificant part of the activity of GUM.

COMPLIANCE WITH THE CODE OF CORPORATE CONDUCT

Improvement in the system of corporate management is being performed, taking into consideration the requirements of Russian laws in the interests of the shareholders. Organising corporate management of the company, its management constantly strives to follow the known norms and rules of corporate culture and conduct ethics.

GUM Trading House JSC strictly follows the obligatory requirements of the legislation concerning information disclosure in the securities market. Besides, GUM Trading House JSC follows the norms of the Code of Corporate Conduct elaborated in execution of Joint Stock Companies Federal Law as well as of norms passed to extend this law.



GUM entrance from Nikolskaya str.



Famous GUM bridges on the 2nd line

JOINT STOCK OF GUM TRADING HOUSE JSC

The authorised capital of the Company amounts to 60,000,000 (sixty million) rubles and is divided into 60,000,000 (sixty million) nominal ordinary shares costing 1 (one) ruble. Each ordinary share paid for provides its owner with the right to participate in the shareholders' meetings; the right of one vote on all the issues on which voting is carried out at the shareholders' meeting; the right to receive dividends in the amounts which are determined by the general shareholders' meeting.

As of April 19, 2007 (the reporting date) the register of shareholders of GUM Trading House JSC includes the shareholders: 68 legal persons (of them nominee shareholders – 6) and 8,691 natural persons, of them 59 foreign shareholders: 9 legal and 50 natural persons.

LIST OF THE PRINCIPAL SHAREHOLDERS OF GUM TRADING HOUSE JSC

SHAREHOLDER	SHARE IN THE AUTHORIZED CAPITAL (%)
Depositary and Clearing Company Closed Joint Stock Company (CJSC)	64.99
ING Bank (Eurasia) CJSC	21.59

GUM Trading House issued securities five times during the years of its existence: 02.09.92; 22.06.93; 06.07.95; 15.08.97; 24.04.1998 – the issue was cancelled.

Nominal ordinary shares of GUM Trading House JSC are traded at the leading sites of Russia: RTS Stock Exchange NP, Moscow Interbank Currency Exchange Stock Exchange CJSC

SUGGESTIONS ON DISTRIBUTION OF NET PROFITS RECEIVED BY GUM TRADING HOUSE JSC IN 2006

DIRECTION	MILLION RUBLES
For development of social sphere	13,33
For benevolent purposes	65,00
For payment of dividends	-
For remuneration of the members of the Board of Directors	-
For remuneration of the members of the Audit Commission	0,21
For development of the joint stock company	634,75
	713,29

The criterion for determination of remuneration of the managing organisation is the Contract on Transfer of the Powers of the Company's Executive Body dd. April 29, 2005.

The amount of remuneration under the Contract on Transfer of the Powers amounts to the sum in the rubles of the Russian Federation equal to 10 (ten) % of the Company's gross profits.

GUM SHARE PRICE PERFORMANCE IN 2006 (INFORMATION PROVIDED BY RTS – RUSSIAN TRADING SYSTEM)



min max
BID 1,75 3,3
ASK 2,1 3,45
LAST PRICE 1,9 3,45
3,4
3,2
3,0
2,8
2,6
2,4
2,2
2,0
1,8
1,6
10.01.2006
09.03.2006
05. 05.2006
04.07.2006
29.08.2006
24.10.2006
20.12.2006

Bids submitted for the sale of GUM shares is shown in brown on the diagram and demand for shares is shown in black. The price of the last transaction is shown in red.

GUM Trading House together with Bank of New York (USA) placed American Depositary Receipts (ADRs) of Level 1 which began in 1996. Conversion of shares to the ADRs takes place according to the principle: two ordinary shares of GUM Trading House JSC for one ADR. Owing to the preserved interest to securities of our company conversion of shares into ADRs and vice versa takes place regularly depending on the investors' purposes. American Depositary Receipts of Level 1 of GUM Trading House JSC actively circulate at Berlin, Frankfurt, and Stuttgart exchanges as well as at the over-the-counter market of the USA.

In the reporting year no large deals as well as deals in closing of which interest was present were closed at GUM Trading House JSC.

DIVIDENDS

The GUM investment policy provides for an increase in expenditures for turning Gum into a modern technically equipped European-standard shopping centre of the European level during the forthcoming period.

Taking into consideration these circumstances and in connection to limitation of financial resources the Board of Directors of GUM Trading House JSC recommends to the general shareholders' meeting not to pay dividends according to the results of operation for 2006.



Christmas tree on the Red Square





ACCOUNTING CONTROL OF OPEN JSC "GUM TRADING HOUSE" (THOUSANDS RUBLES)

ASSET	CODE LINES	AS PER THE BEGINNING OF REPORTS PERIOD	AS PER THE END OF REPORTS PERIOD
1	2	3	4
I. FIXED ASSETS			
Intangible assets (04, 05)	110	1 139	1 548
including: a data base, trade marks, administrative costs	111	1 139	1 548
Fixed assets (01, 02)	120	460 716	488 530
including: buildings, cars, equipment	121	460 716	488 530
Incomplete Buildings (07, 08, 16, 60)	130	2 422	5 756
Profitable inventory investments (03)	135	-	-
Long-term financial investments (58, 59)	140	148 593	148 593
including: investments in sudsidiary companies	141	14 650	14 650
investments in other companies	142	1 731	1 731
loans granted for a period of more than 12 months	143	130 420	130 420
other long-term financial investments	144	1 792	1 792
Deferred tax assets	145	119 042	899
Other fixed assets	150	-	-
TOTAL: as per section I	190	731 912	645 326
II. CURRENT ASSETS			
Inventory	210	201 306	182 701
including: raw materials, materials and other similar assets (10, 14, 15, 16)	211	36 175	36 194
animal breeding and feeding (11)	212	-	-
costs in work in progress (circulation costs) (14, 20, 21, 23, 29, 44, 46)	213	-	-
finished goods and merchandise inventory (14, 16, 40, 41, 43)	214	145 093	125 265
goods consigned (45)	215	-	-
prepaid expenses (97)	216	20 038	21 242
other inventories and expenses	217		
Value added tax incurred for purchases (19)	220	41 466	1 037
Accounts receivable (payments are expected in more than 12 months after the reporting date)	230	1 283 287	1 372 742
including: customers and clients (62, 63, 76)	231	-	-
notes receivable (62)	232	-	-
debts of subsidiaries and affiliates (78)	233	1 282 955	1 368 222
advances made (60)	234	-	4 520
other debtors	235	332	-
Accounts receivable (payments are due within 12 months since the reporting date)	240	321 689	583 553
including: customers and clients (62, 63, 76)	241	66 835	405 153

ASSET	CODE LINES	AS PER THE BEGINNING OF REPORTS PERIOD	AS PER THE END OF REPORTS PERIOD
1	2	3	4
notes receivable (62)	242	-	-
debts of subsidiaries and affiliates (6203)	243	156	-
debts of the members (founders) relating to the contributions in the authorized capital (75)	244	-	-
advances made (60)	245	224 300	153 441
others debtors	246	30 398	24 959
Short-term financial investments (58, 59, 81)	250	2 300	605 300
including: loans granted to organizations for a period of less than 12 months	251	2 300	5 300
other short-term financial investments	252	-	600 000
Cash	260	337 559	278 815
including: cash in hand: (50)	261	1 877	2 771
current accounts (51)	262	320 447	254 470
curency accounts (52)	263	6 961	8 363
other cash equivalents (55, 57)	264	8 274	13 212
Other current assets	270		
TOTAL: as per section II	290	2 187 607	3 024 148
BALANCE SHEET (total of lines 190+290)	300	2 919 519	3 668 474

LIABILITIES	CODE LINES	AS PER THE BEGINNING OF REPORTS PERIOD	AS PER THE END OF REPORTS PERIOD
1	2	3	4
III. CAPITAL AND RESERVES			
Autorized capital (80)	410	60 000	60 000
Own shares redeemed from shareholders	411	-	-
Additional capital (83)	420	25 158	25 158
Reserves (82)	430	9 000	9 000
including: the reserves created in accordance with the legislation	431	9 000	9 000
the reserves created in accordance with the foundation documents	432		
Retained profits (outstanding deficit)	470	2 442 172	3 155 462
Minority share	471	-	-
TOTAL: as per section III	490	2 536 330	3 249 620
IV. LONG-TERM LIABILITIES			
Loans and credits (67)	510	-	-
including: bank loans to be matured within 12 months from the reporting date	511	-	-
Loans to be matured within more than 12 months from the reporting date	512	-	-
Deffered tax liabilities	515	5 733	5 458
Other long-term liabilities	520		
TOTAL: as per section IV	590	5 733	5 458

LIABILITIES	CODE LINES	AS PER THE BEGINNING OF REPORTS PERIOD	AS PER THE END OF REPORTS PERIOD
1	2	3	4
V. CURRENT LIABILITIES			
Loans and credits (66)	610	-	-
including: bank loans to be matured within 12 months from the reporting date	611	-	-
Loans to be matured within 12 months from the reporting date	612	-	-
Accounts payable	620	355 632	399 340
including: suppliers and contractors (60, 76)	621	240 113	294 664
debts to the staff of organization (70)	622	-	-
debts to the state extra-budgetary funds (69)	623	754	721
taxes and fees payable (68)	624	3 622	27 282
other creditors	625	33 640	2 977
notes payable	626	-	-
liabilities to subsidiary companies and affiliates	627	330	47
advances received (62)	628	77 173	73 649
Debts to the members (founders) relating ti income payment (75)	630	-	-
Deferred income (98)	640	21 824	15 056
Provisions for future expenses (96)	650	-	-
Other current liabilities	660	-	-
TOTAL as per section V	690	377 456	414 396
BALANCE SHEET (total of lines 490+590+690)	700	2 919 519	3 669 474

CERTIFICATE ON VALUES AVAILABILITY TO BO TAKEN INTO ACCOUNT ON BELOW-LINE ACCOUNTS

PARAMETER NAME	CODE LINES	AS PER THE BEGINNING OF REPORTS PERIOD	AS PER THE END OF REPORTS PERIOD
1	2	3	4
Rented fixed asstes (001)	910	3 274 648	4 550 272
including leased fixed assets	911		
Inventory items accepted in deposit (002)	920	29 034	21 149
Goods accepted on commission (004)	930	35 504	52 585
Insolvent debtor's liabilities written off at a loss (007)	940	22 550	22 674
Liabilities and payments securities received (008)	950	94 553	-
Liabilities and payments securities given (009)	960	172 695	157 987
Housing facilities depreciation	970		
Depreciation of land improvement objects and other similar objects	980		

PARAMETER NAME	CODE LINES	AS PER THE BEGINNING OF REPORTS PERIOD	AS PER THE END OF REPORTS PERIOD
1	2	3	4
Intangible asstes received for free use	990		
OS up to 10000 roubles (012); Stocks to be taken into account (013); Accounting items to be taken into account (014)	991	15 858	22 445
Registered high security forms	992	170	713
Written-off fixed assets for utilisation (015)	993		74
Leased commodities (016)	994		1 476

PROFIT AND LOSS STATEMENT

PARAMETER NAME	CODE LINES	FOR THE ACCOUNTING PERIOD	FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR
1	2	3	4
I. PROFIT AND LOSS FROM ORDINARY ACTIVITIES			
Earnings (netto) from the sales of goods, production, work, services (minus VAT, excises and similar mandatory payments), including	010	2 501 703	2 166 573
From the sales of goods, products	011	679 012	827 187
From letting own floor space on lease and from sub-lease	012	1 483 506	1 292 273
From the sales of services	013	339 185	47 113
Prime cost of the sold goods, production, work, services, including:	020	(853 079)	(650 170)
From the sales of goods, products	021	(459 809)	(601 354)
From letting own floor space on lease and from sub-lease	022	(-)	(-)
From selling the services	023	(393 270)	(48 816)
Gross Profit	029	1 648 624	1 516 403
Business Expenses	030	(797 615)	(924 312)
Administrative expenses	040	(306 736)	(305 192)
Profit (loss) from the sales (lines (010-020-030-040))	050	544 273	286 899
II. OTHER EARNINGS AND COSTS			
Interest receivable	060	12 384	16 288
Interest payable	070	(-)	(-)
Profit from share in oyjer companies	080	-	25
Other operating income	090	761 550	702 553
Other operating expenses	100	(342 952)	(509 182)
III. PROFIT (LOSS) BEFORE TAXATION	140	**975 255**	**496 583**
Deferred tax asset	141	90	856
Deferred tax liability	142	274	(690)
Current income tax	150	(266 331)	(169 817)
Writing off deferred tax assets	151	(74)	-
Writing off deferred tax liabilities	152	1	
Profit of past year, economic sanctions	160	4 075	(754)

PARAMETER NAME	CODE LINES	FOR THE ACCOUNTING PERIOD	FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR
1	2	3	4
IV. NET PROFIT (LOSS) OF THE ACCOUNTIND PERIOD:	190	**713 290**	**326 178**
REFERENCE			
Minority share	195		
Permanent tax liability	200	31 907	50 412
Basic earnings (loss) per share		0, 012	
Diluted earnings (loss) per share			

DESCRIPTION OF INDIVIDUAL PROFITS AND LOSSES

NAME OF PARAMETERS	CODE	FOR THE ACCOUNTING PERIOD		FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR	
		PROFIT	LOSS	PROFIT	LOSS
1	2	3	4	5	6
Fines, interest fines cancellation penalties accepted or on which court decisions (arbitral tribunals) on their recovery are received	210				-
Profit (loss) of previous years	220	5 554	21 130	2 803	17 702
Recovery of lossed caused by non-fullfilment or improper fullfilment of liabilities	230	81	5	31	13
Exchange differences relating to the transactions in foreign currency	240	246	1 010	760	458
Estimated provisions allocations	250	X	-	X	3
Writing-off accounts receivable and accounts payable on which the period of limitation is expired	260	304	122	2 600	451
	270				

REPORT ON THE EQUITY CHANGES FOR 2006

I. Change in Capital

INDEX		AUTHORIZED CAPITAL	ADDITIONAL CAPITAL	RESERVES	RETAINED	TOTAL
NAME	CODE					
1	2	3	4	5	6	7
Balance as per December, 31 of the year preceding the previous one		60 000	25 158	9 000	2 115 994	2 210 152

INDEX		AUTHORIZED CAPITAL	ADDITIONAL CAPITAL	RESERVES	RETAINED	TOTAL
NAME	CODE					
1	2	3	4	5	6	7
2005 (PREVIOUS YEAR)						
Changes in accounting policy		x	x	x	-	-
Result produced by foreign currency conversion		x	-	x	-	-
Balance as per January, 1 of the previous year		60 000	25 158	9 000	2 115 994	2 210 152
Result produced by foreign currency conversion		x		x	-	-
Net earnings		x	x	x	326 178	326 178
Dividends		x	x	x	-	-
Appropriations to reserves	110	x	x	-	-	-
Rise in shareholders' vequity due to:						
additional share issue	121	-	x	x	x	-
increase of share par value	122	-	x	x	x	-
reorganization of legal entity	123	-	x	x	x	-
Decrease of shareholders' equity due to:						
decrease of share par value	131	-	x	x	x	-
decrease of share number	132	-	x	x	x	-
reorganization of legal entity	133	-	x	x	-	-
Balance as per January, 31 the previous year		60 000	25 158	9 000	2 442 172	2 536 330
2006 (ACCOUNTAING YEAR)						
Changes in accounting policy		x	x	x	-	-
Revalution surpus		x		x	-	-
Balance as per Lanuary 1, the accounting year	100	60 000	25 158	9 000	2 442 172	2 536 330
Result produced by foreign currency conversion		x		x	x	-

INDEX NAME	CODE	AUTHORIZED CAPITAL	ADDITIONAL CAPITAL	RESERVES	RETAINED	TOTAL
1	2	3	4	5	6	7
Net earnings		x	x	x	713 290	713 290
Dividends		x	x	x		
Appropriations to reserves		x	x	-	-	-
Rise in shareholders' vequity due to:						
additional share issue			x	x	x	-
increase of share par value			x	x	x	-
reorganization of legal entity			x	x	-	-
Decrease of shareholders' equity due to:						
decrease of share par value			x	x	x	-
decrease of share number			x	x	x	-
Re-calculation of the profit of last years			x	x	-	-
Balance as per December 31 of the accounting year		60 000	25 158	9 000	3 155 462	3 249 620

II. Reserves

INDEX NAME	CODE	BALANCE	RECEIVED	USED	BALANCE
1	2	3	4	5	6
LEGAL RESERVES:					
(reserve name)					
previous year data		9 000	-	-	9 000
accounting year data		9 000	-	-	9 000
(reserve name)					
previous year data		-	-	-	-
accounting year data		-	-	-	-
RESERVES FORMED UNDER CONSTITUTIONAL DOCUMENTS:					
(reserve name)					
previous year data		-	-	-	-
accounting year data		-	-	-	-
(reserve name)					
previous year data					
accounting year data					
(reserve name)					
previous year data					
accounting year data					
VALUATION RESERVES:					
Bad debt reserves (reserve name)					
previous year data		2 582		2 579	3
accounting year data		3	-	3	-
(reserve name)					
previous year data					
accounting year data					

REFERENCES

INDEX NAME	CODE	BALANCE AS PER THE BEGINNING OF THE ACCOUNTING YEAR	BALANCE AS PER THE END OF THE ACCOUNTING PERIOD
1	2	3	4
1) Net assets	200	2 558 154	3 264 676

		FROM THE STATE BUDGET		FROM THE OFF-BUDGET FUNDS	
		FOR THE ACCOUNTING YEAR	FOR THE PREVIOUS YEAR	FOR THE ACCOUNTING YEAR	FOR THE PREVIOUS YEAR
		3	4	5	6
2) Received for:					
operating expenses total:	210				
including:	211				
investments in fixed assets	220				
including:	221				

STATEMENT OF CASH FLOW AS PER DECEMBER 31, 2006

PARAMETER NAME	LINE CODE	FOR THE ACCOUNTING PERIOD	FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR
CASH BALANCE AS PER THE DEGINNING OF THE YEAR	010	337 020	98 486
CASH FLOWS FROM OPERATING ACTIVITIES:			
Monetary funds received from buyers, customers	020	2 890 340	1 052 023
other incoming	110	169 780	3 210 032
Cahs aimed at:	120	(2 622 028)	(4 233 209)
paying purchased goods, work and services	150	(1 567 914)	(1 232 081)
remunerating labour	160	(248 285)	(227 133)
paying dividends, interests	170	(-)	( )
paying taxes and fees	180	(456 892)	(619 340)
other expenses	190	(348 937)	(2 154 655)
Net cash provided by (used in) operating activities	200	438 092	28 846
CASH FLOWS FROM INVESTING ACTIVITIES			
Sales proceeds of property, plant, equipment and other non-current assets	210	655 870	434 870
Sales proceeds of securities and other financial investments	220	100 000	430 642
Dividends received	230	-	
Interest received	240	1 852	3 038
Proceeds from repayment of loans granted to other organizations	250	104 039	608 105
Acquisition of subsidiary organizatioms	280	(-)	( )
Purchases of securities and other financial investments	290	(121 438)	(43 592)
Purchases of securities and other financial investments	300	(700 000)	(180 000)
Loans granted to other organizations	310	(536 620)	(962 836)
Net cash provided by investing activities	340	(496 297)	210 227
CASH FLOWS FROM FINANCIAL ACTIVITIES			
Earnings from issuing shares or other contribution securities	350	-	-
Earnings from loans and creditsgranted to other organizations	360	-	-
Repayment of loans and credits (without interest)	390	(-)	( )
Repayment of lfinancial lease liabilities	400	(-)	(-)
Net cash provided by financial activities	430	-	-
Net increase (decrease) of cash and cash equivalents	440	58 205	239 073
CASH BALANCE AS PER THE END OF THE REPORTING PERIOD	450	278 815	337 559

SUPPLEMENT TO THE BALANCE SHEET FOR 2005
INTANGIBLE ASSETS

INDEX NAME	CODE	AVAILABLE AS PER THE BEGINNING OF THE ACCOUNTING YEAR	RECEIVED	RETIRED	AVAILABLE AS PER THE ENG OF THE ACCOUNTING YEAR
1	2	3	4	5	6
Intellectual property items (exclusive rights for the results of intellectual propert)	010	2 378	575		2 954
including:					
patent holder's right to invention, production piece, suit model	011	-	-	-	-
right owner's to the computer programs. Gata bases	012	2 257			2 257
right holder's to topology of integral schemes	013				
owner's to brand name and service sign, name of the place of goods origin	014	121	576	-	697
patent holder's to selection achievements	015	-	-	-	-
Organization costs	020	-	-	-	-
Business reputation of organization	030				
Other	040	-	202	-	202

INDEX NAME	CODE	AS PER THE BEGINNING OF THE ACCOUNTING YEAR	AS PER THE END OF THE ACCOUNTING YEAR
1	2	3	6
Amortization of intangible assets - total	050	1 239	1 608
including.:			
Computer programs	051	1 205	1 528
trade marks	052	34	74
Other	053		6

FIXED ASSETS

INDEX NAME	CODE	AS PER THE BEGINNING OF THE ACCOUNTING YEAR	RECEIVED	RETIRED	AVAILABLE AS PER THE END OF THE ACCOUNTING PERIOD
1	2	3	4	5	6
Buildings	70	242 988	29 483	10 431	262 040
Installations and transfer mechanisms	75	1 647	678	-	2 325
Machinery and equipment	80	376 162	57 287	11 516	421 933
Means of transport	85	18 660	549	2 035	17 174
Inventory	90	2 926	9 942	377	12 491
Live stock		-	-	-	-
Productive live stock		-	-	-	-
Perennial live stock		-	-	-	-
Other types of the fixed assets	110	893	51	221	723
Land and natural resources		-	-	-	-
Investments in radical land development		-	-	-	-
Total	130	643 276	97 990	24 580	716 686

INDEX NAME	CODE	AS PER THE BEGINNING OF THE ACCOUNTING YEAR	AS PER THE END OF THE ACCOUNTING PERIOD
1	2	3	4
Depreciation of fixed assets - in total	140	182 560	228 156
including:			
buildings and installations	141	36 578	37 452
machinery, equipment, means of transport	142	145 725	190 316
other	142	257	388
The units of the fixed assets let on lease - in total	150	103 682	90 387
including:			
buildings	151	80 010	69 841
installations	152	-	-
equipment	153	23 672	20 546
Pemporary closed-down fixed assets		-	-
The units of the fixed assets received in rent - in total	160	3 274 648	4 550 272
including:			
Real estate put into operation and being in process of the State registration		-	-

REFERENCE. The result of revaluating the units of the fixed asstes:	CODE	AS PER THE BEGINNING OF THE ACCOUNTING YEAR	AS PER THE END OF THE ACCOUNTING PERIOD
	2	3	4
initial (restoration) cost	171	-	-
amortization	172	-	-

Changes of the value of the units of the fixed assets as a result of completion, development, reconstruction, partial liquidation	CODE	AS PER THE BEGINNING OF THE ACCOUNTING YEAR	AS PER THE END OF THE ACCOUNTING PERIOD
	2	3	4

PROFITABLE INVENTORIES INVESTMENTS

INDEX NAME	CODE	AVAILABLE AS PER THE BEGINNING OF THE ACCOUNTING YEAR	RECEIVED	RETIRED	AVAILABLE AS PER THE END OF THE ACCOUNTING PERIOD
1	2	3	4	5	6
Property to be let on lease					
Property to be given under a hiring contract	210				
Other					
Total					

	CODE	AS PER THE BEGINNING OF THE ACCOUNTING YEAR	AS PER THE END OF THE ACCOUNTING PERIOD
1	2	3	4
Depreciation of the profitable inventories investments			

RESEARCH, DEVELOPMENT AND ENGINEERING PROJECTS EXPENSES

PROJECT CATEGORY NAME	CODE	AVAILABLE AS PER THE BEGINNING OF THE ACCOUNTING YEAR	RECEIVED	WRITTEN OFF	AVAILABLE AS PER THE END OF THE ACCOUNTING YEAR
1	2	3	4	5	6
Total					
Including:					

REFERENCE	CODE	AS PER THE BEGINNING OF THE ACCOUNTING YEAR	AS PER THE END OF THE ACCOUNTING PERIOD
	2	3	4
Total expenses relating to incomplete research, development and engineering projects			

	CODE	FOR THE ACCOUNTING PERIOD	FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR
	2	3	4
The amount of the expenses relating to research, development and engineering projects which didn't give results ans were attributed to non-operating expenses			

EXPENSES FOR NATURE RESOURSES DEVELOPMENT

INDEX NAME	CODE	BALANCE AS PER THE BEGINNING OF THE ACCOUNTING PERIOD	RECEIVED	WRITTEN OFF	BALANCE AS PER THE END OF THE ACCOUNTING PERIOD
1	2	3	4	5	6
Expenses for nature resources development - in total					
including:					

REFERENCE.	CODE	AS PER THE BIGINNING OF THE ACCOUNTING YEAR	AS PER THE END OF THE ACCOUNTING PERIOD
	2	3	4
the total expenses relating to bosom regions with unifinished search and estimation of fields, geological and (or) hydrogeological survey and other similar activities			
The totalexpenses for nature resources development attributed to non-operating expenses as unsuccussful, in the reporting period			

FINANCIAL INVESTMENTS

INDEX		LONG-TERM		SHORT-TERM	
NAME	CODE	AS PER THE BIGINNING OF THE ACCOUNTING YEAR	AS PER THE END OF THE ACCOUNTING YEAR	AS PER THE BIGINNING OF THE ACCOUNTING YEAR	AS PER THE END OF THE ACCOUNTING YEAR
1	2	3	4	5	6
Shares in the authorized (legal) capitals of other prganizations, total	510	16 381	16 381	-	-
including subsidiary companies and affiliates	511	14 650	14 650		
state and municipal securities	515	1 792	1 792	-	-
securities of the other organizations - total	520				
including debt securities (bonds, notes)	521				
Loans given	525	130 420	130 420	2 300	5 300
Deposits	530	-	-		600 000
Other	535	-	-		
Total	540	148 593	148 593	2 300	605 300
From total amount Financial Investments having current market price: shares in authorized (legal) capitals of other organizations, total		-	-	-	-
including subsidiary companies and affiliates		-	-	-	-
State and municipal securities		-	-	-	-
Securities of the other organisations - total		-	-	-	-
including debt securities (bonds, notes)		-	-	-	-
Other	565	-	-		-
Total	570	-	-		
REFERENCE In terms of financial investments having a current market price, the value is changed as a result of adjusting the assessment	580	-	-		-
in terms of debt securities, a difference between initial cost and nominal cost is referred to the financial result of the reporting reriod		-	-	-	-

ACCOUNTS RECEIVABLE AND ACCOUNTS PAYABLE

INDEX NAME	CODE	BALANCE AS PER THE BEGINNING OF THE ACCOUNTING YEAR	BALANCE AS PER THE END OF THE ACCOUNTING PERIOD
1	2	3	4
ACCOUNTS RECEIVABLE: short-term - total	610	321 689	583 553
including: payments with buyers and clients	611	66 835	405 153
advances given	612	224 300	153 441
other	613	30 554	24 959
long-term - total	620	1 283 287	1 372 742
including: payments with buyers and customers		-	-
advances given	622	-	4 520
other	623	1 283 287	1 368 222
Total		1 604 976	1 956 295
ACCOUNTS PAYABLE: short-term - total	640	355 632	399 340
including: payments with suppliers and contractors	641	240 113	294 664
advances received	642	77 173	73 649
payments on taxes and fees	643	3 622	27 282
credits	644	-	-
loans		-	-
other	646	34 724	3 745
long-term - total	650		
including: credits		-	-
loans		-	-
Total		355 632	399 340

OPERATING EXPENSES (CLASSIFIED BY INPUT FACTORS)

INDEX NAME	CODE	FOR THE ACCOUNTING YEAR	FOR THE PREVIOUS YEAR
1	2	3	4
Tangible costs	710	853 079	650 170
Employee compensation costs	720	260 659	241 125
Deductions for social needs	730	61 242	53 792
Amortization and depreciation	740	144 490	118 081
Other costs	750	637 960	816 506
Total, by input factors	760	1 957 430	1 879 674
Balance variation (increase [+], decrease [-]):			
work in process	765		

INDEX NAME	CODE	FOR THE ACCOUNTING YEAR	FOR THE PREVIOUS YEAR
1	2	3	4
prepaid expenses	766	+ 1 204	- 9 352
provision for future expenses		-	-

COLLATERALS

INDEX NAME	CODE	BALANCE AS PER THE BEGINNING OF THE ACCOUNTING YEAR	BALANCE AS PER THE END OF THE ACCOUNTING PERIOD
1	2	3	4
Received - total	810	94 553	
including: notes	811		
Property received as a pledge			
including: fixed assets items			
securities and other financial investments			
other			
Given - total	820	172 695	157 987
including: notes			
Property put in pawn			
including: fixed assets items			
securities and other financial investments			
other			

GOVERNMENT AID

INDEX NAME	CODE	BALANCE AS PER THE BEGINNING OF THE ACCOUNTING YEAR	BALANCE AS PER THE END OF THE ACCOUNTING PERIOD
1	2	3	4
State budget funds received during the accounting year - total			
including:			

	AS PER THE BEGINNING OF THE ACCOUNT ING YEAR	RECEIVED DURING THE ACCOUNTING PERIOD	REPAYED DURING THE ACCOUNTING PERIOD	AS PER THE END OF THE ACCOUNTING PERIOD
Budget Credits - total				
including:				

AUDIT COMMISSION REPORT ON THE RESULTS OF WORK OF OPEN JSC "GUM TRADING HOUSE" FOR 2006

The Audit Commission notes that GUM financial statements are prepared pursuant to the Federal Accounting Act No. 129 dd. 21 November, 1996 – FL, Regulations on Accounting and reporting in the Russian Federation approved by order of the Ministry of Finance of the Russian Federation No. 34н dd. 29 July, 1998, Accounting Policy of Organisation Regulations on Accounting (ПБУ 1/98) approved by order of the Minstry of Finance of the Russian Federation No. 60н dd. 9 December, 1998, Accounting of Organisation Regulations on Accounting (ПБУ 4/99) approved by order of the Ministry of Finance of the Russian Federation No. 43н dd. 6 July, 1999 and other normative documents of the Russian Federation regulating the procedure of accounting and drawing-up of reporting.

The principal source of income in 2006 was proceeds from:

- Letting and subletting space in the amount of 1,483.5 million rubles which is 14.8% higher than the level of 2005;
- Sales of goods and products to the amount of 679.0 million rubles which is 17.9% lower than in 2005;
- Sale of services to the amount of 339.2 million rubles. The ratio of income from sale of services amounted to 13.6% of all the income of the joint stock company. The increase is related to performance of repair and construction works.

The net cost of services in 2006 amounted to 393.3 million rubles, including: services of third-party organisations – 316.4 million rubles; expenses for advertising – 30.8 million rubles; cost of raw materials – 14.3 million rubles. The gross income in 2006 increased by 8.7% and amounted to 1,648.6 million rubles.

Commercial expenses in 2006 decreased by 13.7% in comparison to the previous year and amounted to 797.6 million rubles, including:

- Expenses for repair decreased by 116.8 million rubles or by 42% in connection with shift of part of the works to 2007;
- Expenses for advertising decreased by 49 million rubles or by 32.9% in connection with change in the structure of the sources of income.

In spite of decrease in commercial expenses increase in certain items of expenses happened as a whole at the joint stock company, including:

- Expenses for maintenance of buildings and premises increased by 18.9 million rubles or by 19.4%. Due to long frosts in the 1st quarter of 2006 heat consumption increased. Expenses of cleaning of premises by third-party organisations increased;
- Expenses of renting premises increased by 24 million rubles or by 23.1% in connection with increase in payment for renting of the former building of a printing house (under the contract with Kremlyovsky Trading House Federal State Unitary Enterprise the monthly payment increased 2.2 times as of 01.08.05).

Management expense in 2006 remained practically the same and amounted to 306.7 million rubles, increase by 0.5%. In 2006 income prior to taxation amounted to 975.3 million rubles and increased almost twofold in comparison to the previous year. After tax charge and other obligatory payments the net profit of the reporting year amounted to 713.3 million rubles and increased 2.2 times in comparison to 2005.

In 2006 safety of inventories, fixed assets and funds was ensured at the joint stock company.The accounts receivable in 2006 increased by 351.3 million rubles or by 21.9% and amounted to 1,956 million rubles.

The accounts payable as of 31 December, 2006 amounted to 399.3 million rubles and increased by 43.7 million rubles or by 12.3% and are of the current nature.

In 2006 own circulating assets amounted to 2,619.4 million rubles and increased by 793.1 million rubles or by 43.4%, including at the expense of increase in surplus earnings by 713,300 rubles.

During the reporting period the Auditing Company examined the results of the financial and economic activity of GUM as of the reporting dates. Analysis of expenses, of the condition of own circulating assets, of the accounts receivable and payable was performed.

During inspection of accounting of GUM for the reporting period by the external auditor, HLB Vneshaudit, approved by the general shareholders' meeting the accounting office of the joint stock company performed all the correction accounting transactions in the report for 2006.

Taking into consideration the above, the Audit Commission confirms the credibility of the balance sheet of the joint stock company as of 31 December, 2006 in the amount of 3,669.5 million rubles as stated in the GUM annual report.

The Audit Commission recommends taking measures on reducing expenses and ensuring timely settlement with debtors and creditors.

Chairman of the Audit Commission of GUM
N. N. Malyshev

AUDIT CERTIFICATE RELATING TO FINANCIAL (ACCOUNTING) RETURNS FOR 2006 OF OPEN JSC “GUM TRADING HOUSE”

AUDITOR

Name: HLB Vneshaudit Closed Joint Stock Company.
Location: Office 701, Entrance 3, 12 Krasnopresnenskaya Embankment, Moscow 123610 (tel. 967-0495 (multichannel), facsimile 967-0497).
State registration: registered by Moscow Registration Chamber on February 17, 1992, certificate No. 470.740. Registered in the Uniform State Register of Legal Entities on 1 January, 2005 under the principal state registration No. 1027739314448.
Licence No. E 000548 of 25 June, 2002 issued by the Ministry of Finance of the Russian Federation for a period of five years.
Member of Union of Professional Auditing Organisations (UPAO) non-profit organisation and of Institute of Professional Auditors (IPA) non-profit partnership, certificate No. 30.

ENTITY AUDITED

Name: GUM Trading House Joint Stock Company
Location: 3 Red Square, Moscow 109012
State registration: Registered in the Uniform State Register of Legal Persons by Interdistrict Inspectorate of the Federal Taxation Service No. 46 for Moscow on 28 July, 2005 under the principal state registration No. 1027739098287.

We have performed an audit of the financial statements attached of GUM Trading House Joint Stock Company for the period from 1 January to and including 31 December, 2006. The GUM financial statements are composed of:

- a balance sheet,
- a profit and loss report,
- attachments to the balance sheet and to the profit and loss report,
- an explanatory note.

The GUM executive body is responsible for preparation and drafting of these financial statements. Our obligation is to express our opinion on credibility of this reporting in all material relations and conformity of the procedure of accounting with the legislation of the Russian Federation on the basis of the audit performed.

We performed the audit pursuant to:

- the Auditing Activity Federal Law No. 119-ФЗ dd. August 7, 2001;
- the Federal Rules (Standards) of Auditing Activity;
- the rules (standards) of the auditor’s auditing activity;
- the normative acts of the body regulating the activity of the person audited.

The audit was planned and performed in such a manner as to receive reasonable confidence of the fact that the financial statements do not contain material distortions. The audit was performed on the selective basis and included: Study of the evidence confirming indices and disclosure of information on the financial and economic activity of the person audited in the financial statements on the basis of testing; Evaluation of the form of compliance with the principles and regulations of accounting applied while preparing financial statements; Examination of principal evaluation indices obtained by the management of the person audited during preparation of financial statements; Evaluation of submitting financial statements.

We suppose that the audit performed presents sufficient grounds for expressing an opinion on credibility of the financial statements in all material relations and on compliance of the procedure of accounting with the legislation of the Russian Federation.

In our opinion, financial statements of GUM Trading House Joint Stock Company with the currency of the balance sheet of 3,669,474 thousand rubles reflects the financial state as of 31 December, 2006 and the results of its financial and economic activity for the period from 1 January to 31 December, 2006 inclusive reliably in all material relations pursuant to the requirements of the legislation of the Russian Federation in part of preparation of financial statements.

Date of completing the audit – 29 March, 2007

/Director General
L. M. Mitrofanov

Inspection Supervisor
Y.N. Yegikina
(Qualification Certificate No. K004347 of the Ministry of Finance dd. 27/4/2000 (from 11.[soft sign]b.03 for an unlimited period) for general audit)

Corporate Seal of HLB Vneshaudit Closed Joint Stock Company, Moscow, principal state registration No. 1027739314448.

END